As filed with the Securities and Exchange Commission on January 13, 2006
Registration No. 333-129497

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
Form S-1
REGISTRATION STATEMENT
under
the Securities Act of 1933

CARDICA, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3841	94-3287832
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
900 Saginaw Drive
Redwood City, California 94063
(650) 364-9975
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bernard Hausen, M.D., Ph.D.
Chief Executive Officer
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063
(650) 364-9975
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nancy Wojtas, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94304-2155 (650) 843-5000	Guy Molinari, Esq. Stephen Thau, Esq. Heller Ehrman LLP 7 Times Square New York, NY 10036 (212) 832-8300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2006
PRELIMINARY PROSPECTUS
3,500,000 Shares
Cardica, Inc.
Common Stock

      We are offering 3,500,000 shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price for our shares will be between $12.00 and $14.00 per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “CRDC.”

      Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cardica, Inc.	$	$
      The underwriters may also purchase up to an additional 525,000 shares from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover over-allotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares on or about                     , 2006.

A.G. Edwards	Allen & Company LLC
Montgomery & Co., LLC

The date of this prospectus is                 , 2006.

C·PORT® DISTAL ANASTOMOSIS SYSTEM

The C-Port® system is designed to create a secure pathway for blood to flow between a vein graft and a coronary artery. Upon insertion of the device tip into a small incision in the coronary artery, device actuation deploys a series of stainless steel micro-clips and a small coronary knife. It is intended to create a compliant, high-quality connection between a vein graft and coronary artery.

C-PORT® DEPLOYMENT

INSIDE VIEW

PAS·PORT® PROXIMAL ANASTOMOSIS SYSTEM

The PAS-Port® system creates a secure connection between a vein graft and the aorta, the main artery in the human body. Actuation of the device creates an opening in the wall of aorta through which a stainless steel implant forms and fastens the graft to the aorta.

OUTSIDE VIEW

INSIDE VIEW

PAS·PORT™

It is designed to produce a high-quality connection between the vein graft and the aorta that is functionally equivalent to a hand-sutured connection without the need for clamping of the aorta.

The PAS-Port® system has not been cleared by the U.S. Food and Drug Administration.

cardica®

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY
Before you decide whether to invest in our common stock, you should read the entire prospectus carefully, especially “Risk Factors” and the consolidated financial statements and related notes. References in this prospectus to “we,” “us” and “our” refer to Cardica, Inc. unless the context requires otherwise.
Cardica, Inc.
      We design and manufacture proprietary automated anastomotic systems used by surgeons to perform coronary artery bypass surgery. In coronary artery bypass grafting, or CABG, procedures, veins or arteries are used to construct “bypass” conduits to restore blood flow beyond closed or narrowed portions of coronary arteries. Our first two products, the C-Port® Distal Anastomosis System, referred to as the C-Port system, and the PAS-Port® Proximal Anastomosis System, referred to as the PAS-Port system, provide cardiovascular surgeons with easy-to-use, automated systems to perform consistent, rapid and reliable connections, or anastomoses, of the vessels, which surgeons generally view as the most critical aspect of the CABG procedure. Our C-Port system received the European Union’s CE Mark in April 2004 and 510(k) clearance from the U.S. Food and Drug Administration, or FDA, in November 2005. Our PAS-Port system received the CE Mark in March 2003, regulatory approval in Japan in January 2004, and we have received from the FDA conditional approval of an Investigational Device Exemption to conduct a prospective randomized clinical trial for 510(k) clearance in the United States. As of September 30, 2005, more than 2,400 PAS-Port systems had been sold in Europe and Japan, and it has been used in over 130 hospitals in Japan.
      According to the American Heart Association, approximately 13.2 million Americans have coronary artery disease, and approximately 653,000 people in the United States die each year as a result of the disease. Physicians and patients may select among a variety of treatments to address coronary artery disease, including pharmaceutical therapy, balloon angioplasty, stenting, and CABG procedures, with the selection often depending upon the stage of the disease and the age of the patient. An independent study comparing CABG and implantation of conventional stents shows that CABG is the more effective treatment for coronary artery disease, achieving the best long-term patient outcomes as measured by survival rate and need for re-intervention. Moreover, patients with severe and multi-vessel coronary artery disease often cannot be effectively treated with methods other than CABG. An estimated 260,000 CABG procedures will be performed in the United States in 2005, and we estimate these procedures will require approximately 1.2 million anastomoses.
Our Solutions
      The current method of performing an anastomosis in a CABG procedure utilizes technically demanding, tedious and time-consuming hand-sewn sutures to connect a bypass graft vessel to the aorta and to small diameter coronary vessels. By replacing the hand-sewn sutures with an easy-to-use, highly reliable and reproducible automated system, our C-Port and PAS-Port systems can, we believe, improve the quality and consistency of the anastomoses, decrease the time required for completing the anastomoses, and ultimately contribute to improved patient outcomes. We have designed our products to address the needs of surgeons in the following ways:

•	Our products minimize trauma to both the graft and target vessel and can be used without interrupting blood flow in the coronary artery or clamping the aorta, which can lead to complications. Our C-Port system creates compliant anastomoses, which potentially allow the shape and size of the anastomosis to adapt to changes in blood flow and pressure.

•	Our products are easy to use and create anastomoses more rapidly than hand suturing.

•	Our products enable consistent, reproducible anastomoses, largely independent of surgical technique and skill set. In comparison with hand-sewn sutures, our systems offer mechanically governed repeatability and reduced procedural complexity.

•	Our products can help to expedite the CABG procedure, potentially contributing to reduced operating room time and associated expenses, partially offset by the increased cost of our products compared to current alternatives, such as sutures. To the extent use of our products decreases complications, post-operative costs of a CABG procedure may be significantly reduced.

Our Strategy
      Our goal is to become the leading provider of automated anastomotic systems for cardiac bypass surgery and to position our proprietary technology to become the platform for use in minimally invasive and eventually endoscopic cardiac procedures. For CABG to be a more attractive treatment alternative, surgeons must strive to decrease the invasiveness and trauma associated with current procedures by introducing endoscopic or keyhole surgery for CABG, similar to the success seen in laparoscopic or arthroscopic procedures over the past decade. We believe that our anastomotic technology will become a key enabling technology for endoscopic CABG.
      The principal elements of our strategy include:

•	Driving market adoption of the C-Port and PAS-Port systems. We intend to drive commercial adoption of our C-Port system and, if approved or cleared by the FDA, our PAS-Port system and future products by marketing them as integrated anastomotic tools for use in CABG. We believe that continued collection of clinical data from our product trials as well as post-marketing studies, together with evidence of the cost-effective nature of our systems, will be key factors in driving physician adoption.

•	Expanding our sales and marketing effort. We are beginning to build a direct sales force to market our C-Port system targeting top-tier cardiac surgery centers in the United States. We also intend to increase the number of distributors carrying our products in Europe and Asia. If we obtain FDA clearance or approval to market our PAS-Port system or other products in the field of cardiac surgery, the same sales force will be responsible for selling these products.

•	Capitalizing on our proprietary technology to develop next-iteration products for endoscopic cardiac procedures. We believe that the evolution of minimally invasive cardiac bypass procedures offering faster post-operative patient recovery times, long-term graft patency and a low incidence of adverse outcomes could increase the number of CABG procedures performed. To help propel the effort toward more viable cardiac endoscopic procedures, we plan to develop flexible, next-iteration automated anastomotic systems designed to facilitate minimally invasive endoscopic CABG.

•	Establishing a strong proprietary position. As of September 30, 2005, we had 29 issued U.S. patents, 62 additional patent applications in the United States and another six patent applications filed in selected international markets. We plan to continue to invest in building our intellectual property portfolio.

•	Leveraging our core competency to develop innovative products for other surgical applications. We believe that our core technology, which comprises extensive technological innovations, can be adapted for a variety of surgical applications and disease indications, and we are currently developing products for use in other applications, such as vascular closure.
Cook Relationship
      In December 2005, we entered into a license, development and commercialization agreement with Cook Incorporated, or Cook, relating to development of our X-Port Vascular Access Closure Device, or X-Port, a product candidate of ours that we are currently studying in preclinical animal model studies. Under the agreement, we will develop the X-Port with Cook, and Cook will have exclusive commercialization rights to market the product for medical procedures anywhere in the body. We will receive an initial payment of $500,000 after we complete, to Cook’s satisfaction, certain milestones under a development plan. Cook will also pay us up to a total of an additional $1.5 million in future milestone payments as development milestones are achieved. We also will receive a royalty based on Cook’s annual worldwide sales of the X-Port.
Guidant Relationship
      Guidant Investment Corporation, or Guidant Investment, is our largest investor and our largest creditor. Guidant Corporation, or Guidant, which is an affiliate of Guidant Investment, distributed our products in Europe under a distribution agreement that terminated in September 2004. In addition, we developed an aortic cutter for Guidant’s Heartstring product pursuant to a development agreement with Guidant, and we manufactured the first 10,000 aortic cutters under this agreement. Guidant outsourced future production of the aortic cutter to a third-party contract manufacturer, and we will receive a modest royalty for each aortic cutter sold in the future. In the fiscal year ended June 30, 2004, $0.6 million, or 75% of our revenue, was from Guidant for distribution of our products in Europe and for services under the development contract. In the fiscal year ended June 30, 2005,

$1.3 million, or 65% of our revenue, was from Guidant for distribution of our products in Europe, completion of services under the development contract and manufacturing of the aortic cutter. We do not anticipate receiving any future revenue from Guidant for distribution of our products in Europe or for services under development contracts.
Risks
      Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors.” We have only recently begun to commercialize our C-Port and PAS-Port systems, and it is possible that hospitals or physicians will not adopt our products for clinical use. Additionally, although the current iteration of our C-Port system received 510(k) clearance from the FDA, we have not obtained FDA clearance or approval to market any of our other products in the United States, and even if we obtain FDA clearance or approval, we may not successfully commercialize any of our products in the United States. As of September 30, 2005, we had incurred $51.1 million in net losses since inception. We expect to continue to incur additional, and possibly increasing, losses through at least 2006, and we may never become profitable.
Corporate Information
      We were incorporated in Delaware in October 1997 as Vascular Innovations, Inc. and changed our name to Cardica, Inc. in November 2001. Our principal executive offices are located at 900 Saginaw Drive, Redwood City, California 94063 and our telephone number is (650) 364-9975. We are located on the world wide web at cardica.com. The information contained on our website is not a part of this prospectus.
      Cardica®, C-Port® and PAS-Port® are our registered trademarks and C-Port xAtm, C-Port Flex Atm and X-Porttm are our common law trademarks. This prospectus also refers to trademarks and trade names of other organizations.

The Offering

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after this offering	9,449,337 shares

Estimated initial public offering price per share	$12.00 to $14.00

Use of proceeds	We intend to use the net proceeds from this offering for sales and marketing initiatives, research and development activities, and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CRDC
      The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 1,695,121 shares of our common stock outstanding as of November 30, 2005 and also reflects both the automatic conversion of our preferred stock into 4,254,216 shares of common stock and a one-for-three reverse split of our common stock and preferred stock effected January 9, 2006. This number does not include, as of November 30, 2005:

•	897,110 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $2.31 per share;

•	156,515 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $10.00 per share;

•	up to 106,655 additional shares of our common stock reserved for issuance under our 1997 Equity Incentive Plan;

•	230,769 shares of our common stock that are issuable upon conversion of an outstanding promissory note to Century Medical assuming an offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus; and

•	400,000 shares of common stock reserved for issuance under our 2005 Equity Incentive Plan.
      In addition, we have agreed to issue an additional 525,000 shares if the underwriters exercise their over-allotment option in full, which we describe in “Underwriting.” If the underwriters exercise this option in full, 9,974,337 shares of common stock will be outstanding after this offering.
      Unless we indicate otherwise, all information in this prospectus:

•	gives effect to the conversion of all outstanding shares of our preferred stock into 4,254,216 shares of our common stock upon the completion of this offering;

•	does not reflect any conversion or exercise of outstanding warrants or options to purchase shares of our common stock;

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional shares in the offering; and

•	reflects a one-for-three reverse split of our common stock and preferred stock effected January 9, 2006.

Summary Financial Data
(In thousands, except share and per share data)
      The historical summary financial data set forth below for the years ended June 30, 2003, 2004 and 2005 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the three-month periods ended September 30, 2004 and 2005, and the balance sheet data as of September 30, 2005, have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read the information contained in this table in conjunction with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical financial results are not necessarily indicative of results to be expected in future periods.

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

	(in thousands, except per share data)
				(unaudited)
Statement of Operations Data:
Revenue:
Product revenue, net	$-	$212	$719	$168	$161
Product revenue from related party, net	-	401	1,027	744	7
Development revenue from related party	-	223	310	265	-

Total net revenue	-	836	2,056	1,177	168
Operating costs and expenses:
Cost of product revenue (includes related-party costs of $1,377, $1,180, $306 and $0 in fiscal 2004, fiscal 2005 and the three months ended September 30, 2004 and 2005, respectively)(1)	-	2,105	2,478	636	627
Research and development(1)	6,698	5,826	6,289	1,504	1,166
Selling, general and administrative(1)	1,936	1,809	3,753	594	1,223

Total operating costs and expenses	8,634	9,740	12,520	2,734	3,016

Loss from operations	(8,634)	(8,904)	(10,464)	(1,557)	(2,848)
Interest income	294	209	305	69	72
Interest expense (includes related-party interest expense of $539, $897, $226 and $226 in fiscal 2004, fiscal 2005 and the three months ended September 30, 2004 and 2005, respectively)	(885)	(2,001)	(1,048)	(264)	(264)
Other income (expense) (includes $250 from related party in fiscal 2005)	-	(14)	257	-	(4)

Net loss	$(9,225)	$(10,710)	$(10,950)	$(1,752)	$(3,044)

Basic and diluted net loss per share	$(7.84)	$(8.24)	$(7.82)	$(1.27)	$(2.13)

Shares used in computing basic and diluted net loss per share	1,176	1,299	1,401	1,384	1,430

Pro forma basic and diluted net loss per share (unaudited)(2)			$(1.93)		$(0.54)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)(2)			5,660		5,689

(1)	Includes non-cash stock-based compensation of the following:

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Cost of product revenue	$-	$-	$52	$-	$4
Research and development	67	67	583	(20)	75
Selling, general and administrative	288	145	2,010	254	650

Total	$355	$212	$2,645	$234	$729

(2)	See our financial statements and related notes included elsewhere in this prospectus for the calculation of pro forma net loss per share.
      The following table presents summary balance sheet data on an actual basis and on a pro forma as adjusted basis. The pro forma as adjusted numbers reflect:

•	the conversion of all of our preferred stock into an aggregate of 4,259,328 shares of common shares immediately prior to the closing of this offering; and

•	the sale of 3,500,000 shares of our common stock at an assumed initial public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      The table does not reflect any conversion of outstanding warrants into shares of our common stock.

	As of September 30,
	2005

		Pro Forma
	Actual	As Adjusted

	(in thousands,
	unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$7,103	$47,618
Working capital	7,096	47,611
Total assets	10,051	50,566
Long term-liabilities	15,328	15,328
Convertible preferred stock	39,683	-
Total stockholders’ equity (deficit)	(45,983)	34,215

RISK FACTORS
      An investment in our common stock is highly risky. You should carefully consider the following risks, as well as the other information contained in this prospectus, before you decide whether to buy our common stock. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following events actually occurs, our business, business prospects, financial condition, cash flow and results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment.
Risks Related to Our Business
We are dependent upon the success of our current products, and we have U.S. regulatory clearance for our C-Port system only. We cannot be certain that any of our other products will receive regulatory clearance or approval or that any of our products, including the C-Port system, will be commercialized in the United States. If we are unable to commercialize our products in the United States, or experience significant delays in doing so, our ability to generate revenue will be significantly delayed or halted, and our business will be harmed.
      We have expended significant time, money and effort in the development of our current products, the C-Port Distal Anastomosis System, referred to as the C-Port system, and the PAS-Port Proximal Anastomosis System, referred to as the PAS-Port system. While we have regulatory approval for commercial sale of our C-Port system in the United States and in the European Union and of our PAS-Port System in the European Union and Japan, we do not have clearance or approval in the United States for the PAS-Port system, later iterations of the C-Port system or any other product. While we believe most of our revenue in the near future will be derived from the sales and distribution of the C-Port system, we anticipate that our ability to increase our revenue in the longer term will depend on the regulatory clearance or approval and commercialization of the PAS-Port system and later iterations of the C-Port system in the United States.
      If we are not successful in commercializing our C-Port system or obtaining U.S. Food and Drug Administration, or FDA, clearance or approval of either our later iterations of the C-Port system or the current iteration of the PAS-Port system, or if FDA clearance or approval of any of our products is significantly delayed, we may never generate substantial revenue, our business, financial condition and results of operations would be materially and adversely affected, and we may be forced to cease operations. We intend to commence sales of our C-Port system in the United States in 2006, but sales may not meet our expectations. Although we have other products under development, we may never obtain regulatory clearance or approval of those devices. We may be required to spend significant amounts of capital or time to respond to requests for additional information by the FDA or foreign regulatory bodies or may otherwise be required to spend significant amounts of time and money to obtain FDA clearance or approval and foreign regulatory approval. Imposition of any of these requirements could substantially delay or preclude us from marketing our products in the United States or foreign countries.
A prior automated cardiac proximal anastomosis system was introduced by another manufacturer but was withdrawn from the market, and, as a result, we may experience difficulty in commercializing our C-Port and PAS-Port systems.
      A prior automated proximal anastomosis device was introduced by another manufacturer in the United States in 2002. The FDA received reports of apparently device-related adverse events, and in 2004, the device was voluntarily withdrawn from the market by the manufacturer. Because of the FDA’s experience with this prior device, the FDA has identified new criteria for the clinical data required to obtain clearance for a proximal anastomosis device like the PAS-Port. We may not be able to show that the PAS-Port satisfies these criteria, and we may therefore be unable to obtain FDA clearance or approval to market the device in the United States, which would substantially harm our business and prospects. Moreover, physicians who have experience with or knowledge of prior anastomosis devices may be predisposed against using our C-Port or PAS-Port products, which could limit our ability to commercialize them if they are approved by the FDA. If we fail to achieve market adoption, our business, financial condition and results of operations would be materially harmed.

Lack of third-party coverage and reimbursement for our products could delay or limit their adoption.
      We may experience limited sales growth resulting from limitations on reimbursements made to purchasers of our products by third-party payors, and we cannot assure you that our sales will not be impeded and our business harmed if third-party payors fail to provide reimbursement that hospitals view as adequate.
      In the United States, our products will be purchased primarily by medical institutions, which then bill various third-party payors, such as the Centers for Medicare & Medicaid Services, or CMS, which administer the Medicare program, and other government programs and private insurance plans, for the health care services provided to their patients. The process involved in applying for coverage and incremental reimbursement from CMS is lengthy and expensive. Even if our products receive FDA and other regulatory clearance or approval, they may not be granted coverage and reimbursement in the foreseeable future, if at all. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage or decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors.
      We cannot assure you that CMS will provide coverage and reimbursement for our products. If a medical device does not receive incremental reimbursement from CMS, then a medical institution would have to absorb the cost of our products as part of the cost of the procedure in which the products are used. Acute care hospitals are now generally reimbursed by CMS for inpatient operating costs under a Medicare hospital inpatient prospective payment system. Under the Medicare hospital inpatient prospective payment system, acute care hospitals receive a fixed payment amount for each covered hospitalized patient based upon the Diagnosis-Related Group, or DRG, to which the inpatient stay is assigned, regardless of the actual cost of the services provided. At this time, we do not know the extent to which medical institutions would consider insurers’ payment levels adequate to cover the cost of our products. Failure by hospitals and physicians to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing our products and limit our revenue growth. In addition, pre-determined DRG payments may decline over time, which could deter medical institutions from purchasing our products. If medical institutions are unable to justify the costs of our products, they may refuse to purchase them, which would significantly harm our business.
We have limited data regarding the safety and efficacy of the PAS-Port and C-Port and have only recently begun training physicians in the United States to use the C-Port system. Any data that is generated in the future may not be positive or consistent with our existing data, which would affect market acceptance and the rate at which our devices are adopted.
      The C-Port and PAS-Port systems are innovative products, and our success depends upon their acceptance by the medical community as safe and effective. An important factor upon which the efficacy of the C-Port and PAS-Port will be measured is long-term data regarding the duration of patency, or openness, of the artery or the graft vessel. Equally important will be physicians’ perceptions of the safety of our products. Our technology is relatively new in cardiac bypass surgery, and the results of short-term clinical experience of the C-Port and PAS-Port systems do not necessarily predict long-term clinical benefit. We believe that physicians will compare long-term patency for the C-Port and PAS-Port devices against alternative procedures, such as hand-sewn anastomoses. If the long-term rates of patency do not meet physicians’ expectations, or if physicians find our devices unsafe, the C-Port and PAS-Port systems may not become widely adopted and physicians may recommend alternative treatments for their patients. In addition, we have recently begun training physicians in the United States to use our C-Port system. Any adverse experiences of physicians using the C-Port system, or adverse outcomes to patients, may deter physicians from using our products and negatively impact product adoption.
      Our C-Port and PAS-Port systems were designed for use with venous grafts. Additionally, while our indications for use of the C-Port system cleared by the FDA refer broadly to grafts, we have studied the use of the C-Port system only with venous grafts and not with arterial grafts. Using the C-Port system with arterial grafts may not yield patency rates or material adverse cardiac event rates comparable to those found in our clinical trials using venous grafts, which could negatively affect market acceptance of our C-Port system. In addition, the clips and staples deployed by our products are made of 316L medical-grade stainless steel, to which some patients are allergic. These allergies may result in adverse reactions that negatively affect the patency of the anastomoses or the healing of the implants and may therefore adversely affect outcomes, particularly when compared to anastomoses performed with other materials, such as sutures. Additionally, in the event a surgeon, during the course of surgery, determines that it is necessary to convert to a hand-sewn anastomosis and to remove an anastomosis created by one of our products, the removal of the implants may result in more damage to the target vessel (such as the aorta or coronary artery) than would typically be encountered during removal of a hand-sewn anastomosis. Moreover, the removal may damage the target vessel to an extent that could further complicate construction of a replacement hand-sewn or automated anastomosis, which could be detrimental to patient outcome. These or other issues, if experienced, could limit physician adoption of our products.
      Even if the data collected from future clinical studies or clinical experience indicates positive results, each physician’s actual experience with our device outside the clinical study setting may vary. Clinical studies conducted with the C-Port and PAS-Port systems have involved procedures performed by physicians who are technically proficient, high-volume users of the C-Port and PAS-Port systems. Consequently, both short- and long-term results reported in these studies may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of the C-Port and PAS-Port systems.
Even though our C-Port product has received U.S. regulatory clearance, our PAS-Port system, as well as our future products, may still face future development and regulatory difficulties.
      Even though the current iteration of the C-Port system has received U.S. regulatory clearance, the FDA may still impose significant restrictions on the indicated uses or marketing of this product or ongoing requirements for potentially costly post-clearance studies. Any of our other products, including the PAS-Port system and future iterations of the C-Port system, may also face these types of restrictions or requirements. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review, regulation and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market. Our products will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the product. If our products fail to comply with applicable regulatory requirements, a regulatory agency may impose any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing marketing applications for new products or modifications to existing products;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.
      To market any products internationally, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance or approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA clearance or approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA clearance or approval in the United States, including the risk that our products may not be approved for use under all of the circumstances requested, which could limit the uses of our products and adversely impact potential product sales, and that such clearance or approval may require costly, post-marketing follow-up studies. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our product candidates may be delayed and, as a result, our stock price may decline.
      From time to time, we may estimate and publicly announce the timing anticipated for the accomplishment of various clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include an Investigational Device Exemption application to commence our enrollment of patients in our clinical trials, the release of data from our clinical trials, receipt of clearances or approvals from regulatory authorities or other clinical and regulatory events. These estimates are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.
Our products may never gain any significant degree of market acceptance, and a lack of market acceptance would have a material adverse effect on our business.
      We cannot assure you that our products will gain any significant degree of market acceptance among physicians or patients, even if necessary regulatory and reimbursement approvals are obtained. We believe that recommendations by physicians will be essential for market acceptance of our products; however, we cannot assure you that any recommendations will be obtained. Physicians will not recommend the products unless they conclude, based on clinical data and other factors, that the products represent a safe and acceptable alternative to other available options. In particular, physicians may elect not to recommend using our products in surgical procedures until such time, if ever, as we successfully demonstrate with long-term data that our products result in patency rates comparable to or better than those achieved with hand-sewn anastomoses, and we resolve any technical limitations that may arise.
      We believe graft patency will be a significant factor for physician recommendation of our products. Although we have not experienced low patency rates in our clinical trials, graft patency determined during the clinical trials conducted by us or other investigators may not be representative of the graft patency actually encountered during commercial use of our products. The surgical skill sets of investigators in our clinical trials may not be representative of the skills of future product users, which could negatively affect graft patency. In addition there may have been a selection bias in the patients, grafts and target vessels used during the clinical trials that positively affected graft patency. The patients included in the clinical trials may not be representative of the general patient population in the United States, which may have resulted in improved graft patency in patients enrolled in the clinical trials. Finally, patient compliance in terms of use of prescribed anticlotting medicines may have been higher in clinical trials than may occur during commercial use, thereby negatively affecting graft patency during commercial use.
      Widespread use of our products will require the training of numerous physicians, and the time required to complete training could result in a delay or dampening of market acceptance. Even if the safety and efficacy of our products is established, physicians may elect not to use our products for a number of reasons beyond our control, including inadequate or no reimbursement from health care payors, physicians’ reluctance to perform anastomoses with an automated device, the introduction of competing devices by our competitors and pricing for our products. Failure of our products to achieve any significant market acceptance would have a material adverse effect on our business, financial condition and results of operations.
Because one customer accounts for substantially all of our revenue, the loss of this significant customer could cause a substantial decline in our revenue.
      We derive virtually all of our revenue from sales to Century Medical, Inc., or Century, our distributor in Japan. The loss of Century as a customer would cause a decrease in revenue and, consequently, an increase in net loss. For the three months ended September 30, 2005, sales to Century accounted for approximately 90% of our total revenue. We expect that Century will continue to account for a substantial portion of our revenue in the near term. As a result, if we lose Century as a customer, our revenue and net loss would be adversely affected. In addition, customers that have accounted for significant revenue in the past may not generate revenue in any future period. The failure to obtain new significant customers or additional orders from existing customers will materially affect our operating results.
If our competitors have products that are approved in advance of ours, marketed more effectively or demonstrated to be more effective than ours, our commercial opportunity will be reduced or eliminated and our business will be harmed.
      The market for anastomotic solutions and cardiac bypass products is competitive. Competitors include a variety of public and private companies that currently offer or are developing cardiac surgery products generally and automated anastomotic systems specifically that would compete directly with ours.
      We believe that the primary competitive factors in the market for medical devices used in the treatment of coronary artery disease include:

•	improved patient outcomes;

•	access to and acceptance by leading physicians;

•	product quality and reliability;

•	ease of use;

•	device cost-effectiveness;

•	training and support;

•	novelty;

•	physician relationships; and

•	sales and marketing capabilities.
      We may be unable to compete successfully on the basis of any one or more of these factors, which could have a material adverse affect on our business, financial condition and results of operations.
      A number of different technologies exist or are under development for performing anastomoses, including sutures, mechanical anastomotic devices, suture-based anastomotic devices and shunting devices. Currently, substantially all anastomoses are performed with sutures and, for the foreseeable future, we believe that sutures will continue to be the principal alternative to our anastomotic products. Sutures are far less expensive than our automated anastomotic products, and other anastomotic devices may be less expensive than our own. Surgeons, who have been using sutures for their entire careers, may be reluctant to consider alternative technologies, despite potential advantages. Any resistance to change among practitioners could delay or hinder market acceptance of our products, which would have a material adverse effect on our business.
      Cardiovascular diseases may also be treated by other methods that do not require anastomoses, including, interventional techniques such as balloon angioplasty with or without the use of stents, pharmaceuticals, atherectomy catheters and lasers. Several of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other therapies for cardiovascular disease, such as drugs, or future innovations in cardiac surgery techniques could make other methods of treating this disease more effective or lower cost than bypass procedures. For example, the number of bypass procedures in the United States and other major markets has declined in recent years and is expected to decline in the years ahead because competing treatments are, in many cases, far less invasive and provide acceptable clinical outcomes. Many companies working on treatments that do not require anastomoses may have significantly greater financial, manufacturing, marketing, distribution, and technical resources and experience than we have.

      Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, obtaining regulatory clearance or approval and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any that we are developing or that would render our product candidates obsolete and noncompetitive. Our competitors may succeed in obtaining clearance or approval from the FDA and foreign regulatory authorities for their products sooner than we do for ours. We will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials and in acquiring and in-licensing technologies and products complementary to our programs or advantageous to our business.
We have limited manufacturing experience and may encounter difficulties in increasing production to provide an adequate supply to customers.
      To date, our manufacturing activities have consisted primarily of producing limited quantities of our products for use in clinical studies and for sales in Japan and Europe. We do not have experience in manufacturing our products in the commercial quantities that might be required to market our products in the United States. Production in commercial quantities will require us to expand our manufacturing capabilities and to hire and train additional personnel. We may encounter difficulties in increasing our manufacturing capacity and in manufacturing commercial quantities, including:

•	maintaining product yields;

•	maintaining quality control and assurance;

•	providing component and service availability;

•	maintaining adequate control policies and procedures; and

•	hiring and retaining qualified personnel.
      Difficulties encountered in increasing our manufacturing could have a material adverse effect on our business, financial condition and results of operations.
      The manufacture of our products is a complex and costly operation involving a number of separate processes and components. In addition, the current unit costs for our products, based on limited manufacturing volumes, are very high, and it will be necessary to achieve economies of scale to become profitable. Certain of our manufacturing processes are labor intensive, and achieving significant cost reductions will depend in part upon reducing the time required to complete these processes. We cannot assure you that we will be able to achieve cost reductions in the manufacture of our products and, without these cost reductions, our business may never achieve profitability.
      We have considered, and will continue to consider as appropriate, manufacturing in-house certain components currently provided by third parties, as well as implementing new production processes. Manufacturing yields or costs may be adversely affected by the transition to in-house production or to new production processes, when and if these efforts are undertaken, which would materially and adversely affect our business, financial condition and results of operations.
Our manufacturing facilities, and those of our suppliers, must comply with applicable regulatory requirements. Failure to obtain regulatory approval of our manufacturing facilities would harm our business and our results of operations.
      Our manufacturing facilities and processes are subject to periodic inspections and audits by various U.S. federal, U.S. state and foreign regulatory agencies. For example, our facilities have been inspected by State of California regulatory authorities pursuant to granting a California Device Manufacturing License, but not, to date, by the FDA. Additionally, to market products in Europe, we are required to maintain ISO 13485:2003 certification and are subject to periodic surveillance audits. We are currently ISO 13485:2003 certified; however, our failure to maintain necessary regulatory approvals for our manufacturing facilities could prevent us from manufacturing and selling our products.
      Additionally, our manufacturing processes and those of our suppliers are required to comply with FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products, including the PAS-Port and C-Port. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive record keeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. If we fail a QSR inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse QSR inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of product distribution or other operating restrictions, seizures or recalls of our device and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.
If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to market and sell our products, our business may be harmed.
      We are in the beginning stages of building a sales and marketing organization, and we have limited experience as a company in the sales, marketing and distribution of our products. Century is responsible for marketing and commercialization of the PAS-Port system in Japan. To promote our current and future products in the United States and Europe, we must develop our sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. Competition for qualified sales personnel is intense. Developing a sales force is expensive and time consuming and could delay any product launch. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force we do establish may not be capable of generating sufficient demand for our products. To the extent that we enter into arrangements with third parties to perform sales and marketing services, our product revenue may be lower than if we directly marketed and sold our products. We expect to rely on third-party distributors for substantially all of our international sales. If we are unable to establish adequate sales and marketing capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable.
We will need to increase the size of our organization, and we may experience difficulties in managing this growth.
      As of November 30, 2005, we had 42 employees. We will need to continue to expand our managerial, operational, financial and other resources to manage and fund our operations and clinical trials, continue our research and development activities and commercialize our products. It is possible that our management and scientific personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and programs requires that we continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.
We are dependent upon a number of key suppliers, including single source suppliers, the loss of which would materially harm our business.
      We use or rely upon sole source suppliers for certain components and services used in manufacturing our products, and we utilize materials and components supplied by third parties with which we do not have any long-term contracts. In recent years, many suppliers have ceased supplying raw materials for use in implantable medical devices. We cannot assure you that materials required by us will not be restricted or that we will be able to obtain sufficient quantities of such materials or services in the future. Moreover, the continued use by us of materials manufactured by third parties could subject us to liability exposure. Because we do not have long-term contracts, none of our suppliers is required to provide us with any guaranteed minimum production levels.

      We cannot quickly replace suppliers or establish additional new suppliers for some of these components, particularly due to both the complex nature of the manufacturing process used by our suppliers and the time and effort that may be required to obtain FDA clearance or approval or other regulatory approval to use materials from alternative suppliers. Any significant supply interruption or capacity constraints affecting our facilities or those of our suppliers would have a material adverse effect on our ability to manufacture our products and, therefore, a material adverse effect on our business, financial condition and results of operations.
We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our products.
      The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.
      We are aware of patents issued to third parties that contain subject matter related to our technology. We cannot assure you that these or other third parties will not assert that our products and systems infringe the claims in their patents or seek to expand their patent claims to cover aspects of our products and systems. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may be required to redesign our products to avoid infringement, and it may not be possible to do so effectively. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the C-Port system, PAS-Port system or any other product we may develop, which would have a significant adverse impact on our business.
      On October 28, 2005, we received a letter from Integrated Vascular Interventional Technologies, Inc., referred to as IVIT, advising us for the first time of IVIT’s effort (thus far unsuccessful) to provoke an interference in the U.S. Patent and Trademark Office between one of IVIT’s patent applications (serial no. 10/243,543) and a patent currently held by us (U.S. patent no. 6,391,038) and relating to the C-Port system. We also learned on that date that IVIT is attempting to provoke an interference in the U.S. Patent and Trademark Office between another of its U.S. patent applications (serial no. 10/706,245) and another of our issued patents (U.S. Patent No. 6,478,804). IVIT makes no specific demands in the letter, but alleges that it has an indication of an allowed claim and that it expects to receive a declaration of interference regarding that claim, and states that it would be “strategically beneficial” for us to discuss this matter prior to receiving a declaration of interference.
      An interference is a proceeding within the U.S. Patent and Trademark Office to determine priority of invention of the subject matter of patent claims. The decision to declare an interference is solely within the power of the Board of Patent Appeals and Interferences of the U.S. Patent and Trademark Office, and can be made only after claims in a patent application are allowed by the examiner and a determination is made that interfering subject matter exists. As yet, no claims have been allowed in either of IVIT’s two patent applications referenced above.
      We believe, after conferring with intellectual property counsel, that IVIT’s attempts to provoke an interference are unlikely to succeed, and we will vigorously defend our patents against such claims of interference, although there can be no assurance that we will succeed in doing so. We further believe that if IVIT’s patent claims are allowed in their present form, our products would not infringe such claims. There can be no assurance that IVIT’s patent claims, if allowed, will be in their present form, or that our products would not be found to infringe such claims or any other claims that are issued.
Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.
      We rely upon patents, trade secret laws and confidentiality agreements to protect our technology and products. Our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we have obtained or will obtain in the future might be invalidated or circumvented by third parties. If any challenges are successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. To the extent that our intellectual property protection is inadequate, we are exposed to a greater risk of direct competition. In addition, competitors could purchase any of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.
      We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants and advisors to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific circumstances and that all inventions arising out of the individual’s relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology.
Our products face the risk of technological obsolescence, which, if realized, could have a material adverse effect on our business.
      The medical device industry is characterized by rapid and significant technological change. There can be no assurance that third parties will not succeed in developing or marketing technologies and products that are more effective than ours or that would render our technology and products obsolete or noncompetitive. Additionally, new, less invasive surgical procedures and medications could be developed that replace or reduce the importance of current procedures that use our products. Accordingly, our success will depend in part upon our ability to respond quickly to medical and technological changes through the development and introduction of new products. The relative speed with which we can develop products, complete clinical testing and regulatory clearance or approval processes, train physicians in the use of our products, gain reimbursement acceptance, and supply commercial quantities of the products to the market are expected to be important competitive factors. Product development involves a high degree of risk, and we cannot assure you that our new product development efforts will result in any commercially successful products. We have experienced delays in completing the development and commercialization of our planned products, and there can be no assurance that these delays will not continue or recur in the future. Any delays could result in a loss of market acceptance and market share.
We may not be successful in our efforts to expand our product portfolio, and our failure to do so could cause our business and prospects to suffer.
      We intend to use our knowledge and expertise in anastomotic technologies to discover, develop and commercialize new applications in endoscopic surgery, general vascular surgery or other markets. However, the process of researching and developing anastomotic devices is expensive, time-consuming and unpredictable. Our efforts to create products for these new markets are at a very early stage, and we may never be successful in developing viable products for these markets. Even if our development efforts are successful and we obtain the necessary regulatory and reimbursement approvals, we cannot assure you that these or our other products will gain any significant degree of market acceptance among physicians, patients or health care payors. Accordingly, we anticipate that, for the foreseeable future, we will be substantially dependent upon the successful development and commercialization of anastomotic systems and instruments for cardiac surgery, mainly the PAS-Port system and the C-Port system. Failure by us to successfully develop and commercialize these systems for any reason, including failure to overcome regulatory hurdles or inability to gain any significant degree of market acceptance, would have a material adverse effect on our business, financial condition and results of operations.
We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.
      Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal healthcare program Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. Foreign sales of our products are also subject to similar fraud and abuse laws, including application of the U.S. Foreign Corrupt Practices Act. If our operations, including any consulting arrangements we may enter into with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.
We could be exposed to significant product liability claims, which could be time consuming and costly to defend, divert management attention, and adversely impact our ability to obtain and maintain insurance coverage. The expense and potential unavailability of insurance coverage for our company or our customers could adversely affect our ability to sell our products, which would adversely affect our business.
      The testing, manufacture, marketing, and sale of our products involve an inherent risk that product liability claims will be asserted against us. Additionally, we are currently training physicians in the United States on the use of our C-Port system. During training, patients may be harmed, which could also lead to product liability claims. Product liability claims or other claims related to our products, or their off-label use, regardless of their merits or outcomes, could harm our reputation in the industry, reduce our product sales, lead to significant legal fees, and result in the diversion of management’s attention from managing our business. As of January 3, 2006, however, we are not aware of any existing product liability claims.
      Although we maintain product liability insurance in the amount of $5,000,000, we may not have sufficient insurance coverage to fully cover the costs of any claim or any ultimate damages we might be required to pay. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our financial condition and operating results.
      Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operations and use of the C-Port or PAS-Port systems. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using the C-Port or PAS-Port systems and potential customers may opt against purchasing the C-Port or PAS-Port systems due to the cost or inability to procure insurance coverage.

We sell our systems internationally and are subject to various risks relating to these international activities, which could adversely affect our revenue.
      To date, all of our revenue has been attributable to sales in international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international customer and, therefore, less competitive in international markets, which could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.
      Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.
We are dependent upon key personnel, loss of any of which could have a material adverse affect on our business.
      Our future business and operating results depend significantly on the continued contributions of our key technical personnel and senior management, including those of our co-founder, CEO and President, Bernard Hausen, M.D., Ph.D. These services and individuals would be difficult or impossible to replace and none of these individuals is subject to a post-employment non-competition agreement. While we are subject to certain severance obligations to Dr. Hausen, either he or we may terminate his employment at any time and for any lawful reason or for no reason. Our business and future operating results also depend significantly on our ability to attract and retain qualified management, manufacturing, technical, marketing, sales and support personnel for our operations. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting or retaining such personnel. Additionally, although we have key-person life insurance in the amount of $3.0 million on the life of Dr. Hausen, we cannot assure you that this amount would fully compensate us for the loss of Dr. Hausen’s services. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, could materially adversely affect our business, financial condition and results of operations.
Our operations are currently conducted at a single location that may be at risk from earthquakes, terror attacks or other disasters.
      We currently conduct all of our manufacturing, development and management activities at a single location in Redwood City, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, any future natural disaster, such as an earthquake, or a terrorist attack, could cause substantial delays in our operations, damage or destroy our equipment or inventory and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations. Our insurance does not cover earthquakes and floods and may not be adequate to cover our losses in any particular case.
If we use hazardous materials in a manner that causes injury, we may be liable for damages.
      Our research and development and manufacturing activities involve the use of hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. If one of our employees were accidentally injured from the use, storage, handling or disposal of these materials, the medical costs related to his or her treatment would be covered by our workers’ compensation insurance policy. However, we do not carry specific hazardous waste insurance coverage, and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory clearances or approvals could be suspended.
We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.
      If our products receive FDA clearance or approval, our promotional materials and training methods regarding physicians will need to comply with FDA and other applicable laws and regulations. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.
Risks Related to Our Finances and Capital Requirements
We have a history of net losses, which we expect to continue for the foreseeable future, and we are unable to predict the extent of future losses or when we will become profitable, if at all.
      We incurred net losses since our inception in October 1997. As of September 30, 2005, our accumulated deficit was approximately $51.1 million. We expect to incur substantial additional losses until we can achieve significant commercial sales of our products, which depend upon a number of factors, including the successful commercial launch of our C-Port system in the United States and receipt of regulatory clearance or approval and market adoption of our additional products in the United States. We commenced commercial sales of the C-Port system in Europe in 2004 and the PAS-Port system in Japan in January 2004, and our short commercialization experience makes it difficult for us to predict future performance. Our failure to accurately predict financial performance may lead to volatility in our stock price.
      Our cost of product revenue was 343%, 142%, 70% and 373% of our net product revenue in our fiscal years ended June 30, 2004 and 2005, and in the three months ended September 30, 2004 and 2005, respectively. We expect to continue to have high costs of product revenue for the foreseeable future. In addition, if we obtain regulatory clearance or approval in the United States for any of our products, we expect that our operating expenses will increase as we commence our commercialization efforts and devote resources to our sales and marketing, as well as conduct other research and development activities. If, over the long term, we are unable to reduce our cost of producing goods and expenses relative to our net revenue, we may not achieve profitability even if we are able to generate significant revenue from sales of the C-Port and PAS-Port systems. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.
We currently lack a significant source of product revenue, and prior agreements with Guidant, which represented 75% of our revenue in fiscal year 2004 and 65% of our revenue in fiscal year 2005, have been terminated. We may not become or remain profitable.
      Our ability to become and remain profitable depends upon our ability to generate product revenue. Our ability to generate significant continuing revenue depends upon a number of factors, including:

•	achievement of U.S. regulatory clearance or approval for our additional products;

•	successful completion of ongoing clinical trials for our products; and

•	successful sales, manufacturing, marketing and distribution of our products.
      For the fiscal year ended June 30, 2005, sales of our products and development activities generated only $2.1 million of revenue, 65% of which was from Guidant. For the fiscal year ended June 30, 2004, sales of our products and development activities generated only $0.8 million of revenue, 75% of which was from Guidant. Our distribution and development agreements with Guidant have terminated. We do not expect to enter into future development contracts with Guidant. Accordingly, we do not anticipate any future revenue from development contracts with Guidant. As Guidant outsourced the manufacture of the aortic cutter to a contract manufacturing company, we ceased manufacturing the aortic cutter. While we receive a modest royalty from Guidant’s sales of the aortic cutter, we do not anticipate any significant future revenue for this royalty.
      We do not anticipate that we will generate significant product revenue for the foreseeable future. If we are unable to generate significant product revenue, we will not become or remain profitable, and we may be unable to continue our operations.
We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.
      Our development efforts have consumed substantial capital to date. We believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next 18 months. Because we do not anticipate that we will generate significant product revenue for the foreseeable future, if at all, we will need to raise substantial additional capital to finance our operations in the future. Our future liquidity and capital requirements will depend upon, and could increase significantly as a result of, numerous factors, including:

•	market acceptance and adoption of our products;

•	our revenue growth;

•	the progress of clinical trials;

•	the timing and costs of regulatory submissions;

•	the timing and costs required to receive both domestic and international governmental approvals;

•	the timing and costs of new product introductions, if FDA clearance or approval is obtained;

•	the extent of our ongoing research and development programs; and

•	the costs of developing marketing and distribution capabilities.
      Until we can generate significant continuing revenue, if ever, we expect to satisfy our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. Any corporate collaboration and licensing arrangements may require us to relinquish valuable rights. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our commercialization efforts or one or more of our research and development programs.
If we do not generate sufficient cash flow through increased revenue or raising additional capital, then we may not be able to meet our substantial debt obligations that become due in 2008.
      As of September 30, 2005, we had an aggregate principal amount of approximately $13.3 million in long-term notes payable to Century and Guidant Investment Corporation that mature in 2008. The accrued interest under the Guidant note due at maturity in 2008 will be $4.2 million, of which $1.7 million was recorded as of September 30, 2005. This substantial indebtedness has and will continue to impact us by:

•	making it more difficult to obtain additional financing; and

•	constraining our ability to react quickly in an unfavorable economic climate.
      Currently we are not generating positive cash flow. Adverse occurrences related to our product commercialization, development and regulatory efforts would adversely impact our ability to meet our obligations to repay the principal amounts on our notes when due in 2008. If we are unable to satisfy our debt service requirements, we may not be able to continue our operations. We may not generate sufficient cash from operations to repay our notes or satisfy any additional debt obligations when they become due and may have to raise additional financing from the sale of equity or debt securities, enter into commercial transactions or otherwise restructure our debt obligations. There can be no assurance that any such financing or restructuring will be available to us on commercially acceptable terms, if at all. If we are unable to restructure our obligations, we may be forced to seek protection under applicable bankruptcy laws. Any restructuring or bankruptcy could materially impair the value of our common stock.
Existing creditors have rights to our assets that are senior to our stockholders.
      Existing arrangements with our current lenders, Century and Guidant Investment Corporation, as well as future arrangements with other creditors, allow or may allow these creditors to liquidate our assets, which may include our intellectual property rights, if we are in default or breach of our debt obligations for a continued period of time. The proceeds of any sale or liquidation of our assets under these circumstances would be applied first to any of our debt obligations and would have priority over any of our capital stock, including any liquidation preference of the preferred stock. After satisfaction of our debt obligations, we may have little or no proceeds left under these circumstances to distribute to the holders of our capital stock.
Our quarterly operating results and stock price may fluctuate significantly.
      We expect our operating results to be subject to quarterly fluctuations. The revenue we generate, if any, and our operating results will be affected by numerous factors, many of which are beyond our control, including:

•	the rate of physician adoption of our products;

•	the results of clinical trials related to our products;

•	the introduction by us or our competitors, and market acceptance of, new products;

•	the results of regulatory and reimbursement actions;

•	the timing of orders by distributors or customers;

•	the expenditures incurred in the research and development of new products; and

•	competitive pricing.
      Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

Risks Related to this Offering
We expect the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.
      The price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile. The public trading price for our common stock after this offering will be affected by a number of factors, including:

•	market acceptance and adoption of our products;

•	regulatory clearance or approvals of our products;

•	volume and timing of orders for our products;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	announcements related to patents issued to us or our competitors and to litigation; and

•	developments in our industry.
      In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These factors may materially and adversely affect the market price of our common stock.
There has been no prior public market for our common stock, and an active trading market may not develop, potentially lessening the value of your shares and impairing your ability to sell.
      Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling shares.
If there are substantial sales of our common stock, our stock price could decline.
      If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. Based on shares outstanding on November 30, 2005, upon the closing of this offering, assuming no outstanding options are exercised prior to the closing of this offering, we will have approximately 9,605,852 shares of common stock outstanding, including 156,515 shares of common stock issuable upon the exercise of outstanding warrants and 4,254,216 shares of common stock to be issued upon the conversion of our preferred stock immediately prior to the closing of this offering. All of the 3,500,000 shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. The remaining 6,105,852 shares outstanding upon the closing of this offering will be available for sale pursuant to Rules 144 and 701 as follows:

•	1,656,786 shares of common stock will be immediately eligible for sale in the public market without restriction;

•	4,415,371 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

•	the remaining 33,695 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

      The above does not take into consideration the effect of the lock-up agreements described under “Shares Eligible for Future Sale — Lock-up Agreements.”
      Existing stockholders holding an aggregate of 4,410,731 shares of common stock, based upon shares outstanding as of November 30, 2005, including 156,515 shares underlying outstanding warrants, have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. See “Description of Capital Stock — Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market.
      Promptly following this offering, we intend to file a registration statement covering up to 1,403,765 shares of common stock that are authorized for issuance under our equity incentive plans. As of November 30, 2005, 897,110 shares were subject to outstanding options, of which 453,003 shares were vested. Once we file this registration statement, the shares covered can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates. See “Shares Eligible for Future Sale.”
Evolving regulation of corporate governance and public disclosure will result in additional expenses and continuing uncertainty.
      Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure will result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and reputation may be harmed.
If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution.
      Purchasers of common stock in this offering will pay a price per share that substantially exceeds the per-share book value of our tangible assets after subtracting our liabilities as well as the per-share price paid by our existing stockholders and by persons who exercise currently outstanding options and warrants to acquire our stock. Accordingly, after we sell 3,500,000 shares at the initial public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, you will experience immediate dilution of approximately $9.40 per share, representing the difference between the public offering price and our pro forma as adjusted net tangible book value per share as of September 30, 2005 after giving effect to this offering. Additionally, purchasers of common stock in this offering will have contributed approximately 53.5% of the aggregate price paid by all purchasers of our stock but will own only approximately 36.8% of our common stock outstanding after this offering. See “Dilution.”
Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over our affairs.
      Following the completion of this offering, our executive officers, current directors and holders of five percent or more of our common stock will beneficially own approximately 38.0% of our common stock, based upon ownership and shares outstanding as of November 30, 2005. We expect that upon the closing of this offering, that same group will continue to hold a majority of our outstanding common stock. Therefore, even after this offering, these stockholders will likely be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay product development.
Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.
      The revenue and income potential of our products and our business model are unproven, and we may be unable to generate significant revenue or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenue or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Our results of operations will depend upon numerous factors, including:

•	FDA or other regulatory clearance or approval of our PAS-Port system, future iterations of our C-Port system or our other products;

•	demand for our products;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to develop sales and marketing capabilities;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis; and

•	our ability to obtain and protect proprietary rights.
      Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management.
      Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.
      In addition, Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.
We may become involved in securities class action litigation that could divert management’s attention and harm our business.
      The stock market in general, the Nasdaq National Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could materially harm our financial condition and results of operations.
Our management and auditors have identified a material weakness in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements and the inability of our management to provide its report on the effectiveness of our internal controls as required by the Sarbanes-Oxley Act of 2002 as required for the year ending June 30, 2008, either of which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.
      We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, Ernst & Young LLP, our independent registered public accounting firm, has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with our fiscal 2005 financial statement audit, our independent registered public accounting firm informed us that they had identified a material weakness in our internal controls as defined by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited financial statements.

      The material weakness reported by our independent registered public accounting firm relates to having insufficient personnel resources and lack of sufficient technical accounting expertise within our accounting function, and inadequate review and approval procedures to prepare external financial statements.
      We are taking remedial measures to improve the effectiveness of our internal controls. Specifically, we will be:

•	strengthening our internal staffing and technical expertise in financial and SEC accounting and reporting to accommodate our new status as a stand-alone public company; and

•	engaging an outside compliance consulting firm to advise us on improving our internal controls to take advantage of best practices.
      We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when we are required to make an assessment of our internal controls under Section 404 which is anticipated to be for fiscal 2008. However, the existence of a material weakness is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures taken to date or to be taken in the future will remediate the material weakness noted by our independent public accounting firm or that we will implement and maintain adequate controls over our financial processes and reporting in the future. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.
      The standards required for a Section 404 analysis under the Sarbanes-Oxley Act of 2002 are significantly more stringent than those for a similar analysis for non-public companies. These more stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to timely remedy the material weakness identified in connection with our fiscal 2005 audit, or if we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess that its internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.
We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.
      We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to return our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These statements represent only management’s beliefs and assumptions as of the date of this prospectus, and actual events or results may differ materially.
      We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the adverse events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $40.5 million, based on an estimated offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus. If the underwriters fully exercise the over-allotment option, the additional net proceeds will be approximately $6.3 million. “Net proceeds” represent the amount we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.
      We expect to use our net proceeds from this offering as follows:

•	approximately $8 million to $10 million to continue the development of our products, including clinical trials and research programs;

•	approximately $6 million to $8 million to build sales and marketing capabilities; and

•	the balance for working capital and other general corporate purposes.
      The amounts we actually expend in these areas may vary significantly from our expectations and will depend upon a number of factors, including operating costs, capital expenditures and any expenses related to gaining FDA clearance or approval for our products. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.
      We believe that the net proceeds from this offering, together with our cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements through at least the next 18 months. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
      We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend upon a number of factors, including earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005 on an actual basis and on a pro forma as adjusted basis reflecting:

•	a one-for-three reverse split of our common stock and preferred stock effected January 9, 2006;

•	the conversion of all of our preferred stock into an aggregate of 4,259,328 shares of common stock immediately prior to the closing of this offering; and

•	the sale of 3,500,000 shares of our common stock at an assumed initial public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      You should read this table in conjunction with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	As of September 30, 2005

		Pro Forma
	Actual	As Adjusted

	(unaudited)
	(in thousands, except
	share and per share data)
Long-term debt and accrued interest due through September 30, 2005	$14,911	$14,911
Convertible preferred stock, $0.001 par value; 15,389,000 shares authorized, 4,259,328 shares issued and outstanding, actual; 15,389,000 shares authorized, no shares outstanding, pro forma as adjusted	39,683	-
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 24,060,000 shares authorized, 1,752,903 shares outstanding, actual; 24,060,000 authorized, 9,512,231 shares issued and outstanding, pro forma as adjusted	2	10
Additional paid-in capital	6,964	87,154
Deferred compensation	(1,442)	(1,442)
Notes receivable from stockholders	(454)	(454)
Accumulated deficit	(51,053)	(51,053)

Total stockholders’ equity (deficit)	(45,983)	34,215

Total capitalization	$8,611	$49,126

      The outstanding share information as of September 30, 2005 in the table above excludes:

•	900,088 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $2.31 per share;

•	156,515 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $10.00 per share;

•	up to 106,990 additional shares of our common stock reserved for issuance under our 1997 Equity Incentive Plan;

•	400,000 shares of common stock for issuance under our 2005 Equity Incentive Plan; and

•	230,769 shares of our common stock issuable upon conversion of an outstanding promissory note to Century Medical, assuming an offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus.
      The table does not reflect any conversion of outstanding common stock warrants into shares of our common stock as a result of any deemed cashless exercise of those warrants. See “Description of Capital Stock — Warrants.”

DILUTION
      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of September 30, 2005 was approximately $(46.0) million or $(26.23) per share, based on 1,752,903 shares of common stock outstanding as of September 30, 2005. Historical net tangible book value (deficit) per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the actual number of shares of common stock outstanding. Our pro forma net tangible book value (deficit) as of September 30, 2005 was approximately $(6.3) million, or $(1.05) per share of our common stock, based on 6,012,231 shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering. Pro forma net tangible book value (deficit) per share as of September 30, 2005 represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.
      After giving effect to our sale of 3,500,000 shares of common stock offered by this prospectus at an assumed public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, and after deducting underwriting discounts and commission and estimated offering expenses payable by us, our pro forma net tangible book value (deficit) will be $34.2 million, or approximately $3.60 per share. This represents an immediate increase in pro forma net tangible book value (deficit) of $4.65 per share to existing stockholders and an immediate dilution in pro forma net tangible book value (deficit) of $9.40 per share to new investors. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. The following table illustrates this per share dilution.

Assumed public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of September 30, 2005	$(26.23)
Increase per share due to the conversion of all shares of preferred stock	25.18
Pro forma net tangible book value (deficit) per share before this offering	(1.05)
Increase per share attributable to new investors in this offering	4.65
Pro forma as adjusted net tangible book value (deficit) per share after the offering		3.60

Dilution per share to new investors		$9.40

      If the underwriters exercise their over-allotment option to purchase additional shares in this offering in full, our pro forma net tangible book value after the offering will be approximately $40.6 million or $4.04 per share, representing an immediate increase in pro forma net tangible book value of $30.27 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $8.96 per share to new investors purchasing shares in this offering.
      The following table sets forth, as of September 30, 2005, the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus.

	Total Shares		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	6,012,231	63.2%	$39,550,257	46.5%	$6.58
New investors	3,500,000	36.8	45,500,000	53.5	13.00

Total	9,512,231	100.0%	$85,050,257	100.0%	$8.94

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own 60% and our new investors would own 40% of the total number of shares of our common stock outstanding after this offering.
      The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 1,752,903 shares of our common stock outstanding as of September 30, 2005 and also reflects the automatic conversion of our preferred stock into 4,259,328 shares of common stock. This number does not include, as of September 30, 2005:

•	900,088 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $2.31 per share;

•	156,515 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $10.00 per share;

•	up to 106,990 additional shares of our common stock reserved for issuance under our 1997 Equity Incentive Plan;

•	400,000 shares of common stock for issuance under our 2005 Equity Incentive Plan; and

•	230,769 shares of our common stock issuable upon conversion of an outstanding promissory note to Century Medical, based upon an assumed public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus.
      If all of our outstanding options and warrants as of September 30, 2005 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $3.58 per share, representing an increase attributable to new investors of $4.63 per share, and there would be an immediate dilution of $9.42 per share to new investors.
      In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA
      The following table presents selected historical financial data. We derived the selected statements of operations data for the years ended June 30, 2003, 2004 and 2005 and balance sheet data as of June 30, 2004, and 2005 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. The statements of operations data for the three months ended September 30, 2004 and 2005, and the balance sheet data as of September 30, 2005, have been derived from our unaudited financial statements included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Three months
						ended
	Year ended June 30,					September 30,

	2001	2002	2003	2004	2005	2004	2005

	(in thousands, except per share data)
						(unaudited)
Statements of Operation Data:
Net revenue:
Product revenue, net	$-	$-	$-	$212	$719	168	161
Product revenue from related party, net	-	-	-	401	1,027	744	7
Development revenue from related party	-	-	-	223	310	265	-

Total net revenue	-	-	-	836	2,056	1,177	168

Operating costs and expenses:
Cost of product revenue (includes related-party costs of $1,377, $1,180, $306 and $0 in fiscal 2004, fiscal 2005 and the three months ended September 30, 2004 and 2005, respectively)	-	-	-	2,105	2,478	636	627
Research and development	5,058	5,765	6,698	5,826	6,289	1,504	1,166
Selling, general and administrative	1,166	1,635	1,936	1,809	3,753	594	1,223

Total operating costs and expenses	6,224	7,400	8,634	9,740	12,520	2,734	3,016

Loss from operations	(6,224)	(7,400)	(8,634)	(8,904)	(10,464)	(1,557)	(2,848)
Interest income	286	210	294	209	305	69	72
Interest expense (includes related-party interest expense of $539, $897, $226 and $226 in fiscal 2004, fiscal 2005 and the three months ended September 30, 2004 and 2005, respectively)	(65)	(675)	(885)	(2,001)	(1,048)	(264)	(264)
Other income (expense) (includes $250 from related party in fiscal 2005)	-	-	-	(14)	257	-	(4)

Net loss	$(6,003)	$(7,865)	$(9,225)	$(10,710)	$(10,950)	$(1,752)	$(3,044)

Basic and diluted net loss per share	$(6.46)	$(7.53)	$(7.84)	$(8.24)	$(7.82)	$(1.27)	$(2.13)

						Three months
						ended
	Year ended June 30,					September 30,

	2001	2002	2003	2004	2005	2004	2005

	(in thousands, except per share data)
						(unaudited)
Shares used in computing basic and diluted net loss per share	929	1,045	1,176	1,299	1,401	1,384	1,430

Pro forma basic and diluted net loss per share (unaudited)					$(1.93)		$(0.54)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)					5,660		5,689

	As of June 30,					As of
						September 30,
	2001	2002	2003	2004	2005	2005

	(in thousands)
						(unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,381	$21,822	$17,680	$17,224	$8,951	$7,103
Working capital	7,345	18,730	13,396	16,402	9,032	7,096
Total assets	8,864	23,095	19,763	20,231	12,146	10,051
Long term-liabilities	508	1,984	5,129	14,359	15,156	15,328
Convertible preferred stock	16,293	35,038	35,038	39,683	39,683	39,683
Total stockholders’ deficit	(9,055)	(17,110)	(25,103)	(35,430)	(43,685)	(45,983)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.
Overview
      We design and manufacture proprietary automated anastomotic systems used by surgeons to perform coronary bypass surgery. In coronary artery bypass grafting procedures, or CABG, veins or arteries are used to construct alternative conduits to restore blood flow beyond closed or narrowed portions of coronary arteries, “bypassing” the occluded portion of the coronary artery that is impairing blood flow to the heart muscle. Our products provide cardiovascular surgeons with easy-to-use automated systems to perform consistent, rapid and reliable connections, or anastomoses, of the vessels, which surgeons generally view as the most critical aspect of the bypass procedure. We currently sell our C-Port® Distal Anastomosis System, or C-Port system, in Europe. We are currently training physicians in the United States to use our or C-Port system, and we plan to commence sales in the United States later this year, having received 510(k) clearance from the U.S. Food and Drug Administration, or FDA, in November 2005. We currently sell our PAS-Port® Proximal Anastomosis System, or the PAS-Port® system, in Europe and Japan. Our strategy is to further enhance and leverage our technology to develop next-iteration automated anastomotic systems that facilitate the performance of minimally invasive endoscopic coronary bypass surgery, as well as automated systems to be used in other surgical applications.
      Our first two products are the C-Port system and the PAS-Port system. The C-Port system is used to perform a distal anastomosis, which is the connection of a bypass graft vessel to a coronary artery downstream of the occluded portion of the coronary artery. The PAS-Port system is used to perform a proximal anastomosis, which is the connection of a bypass graft vessel to the aorta or other source of blood.
      From our inception in 1997 until May 2003, our operations consisted primarily of start-up activities, including developing the C-Port and PAS-Port systems, recruiting personnel and raising capital. Clinical trials for both the C-Port system and PAS-Port system were completed in Europe during the years 2003 through 2005. The C-Port system received 510(k) clearance from the FDA in November 2005 and the CE Mark in April 2004. The PAS-Port system received the CE Mark in March 2003. Additionally, the PAS-Port system received regulatory approval to be sold in Japan in January 2004 and has been used in over 130 hospitals in Japan. We have received conditional approval of an Investigational Device Exemption, or IDE, from the FDA to conduct a prospective, randomized clinical trial to assess the safety and efficacy of our PAS-Port system. See “Risk Factors.” As of September 30, 2005, we have sold over 250 C-Port systems and more than 2,400 PAS-Port systems worldwide. We believe the United States represents the largest single market for our products, and we are beginning to build a direct sales force in 2006 to sell our C-Port system to cardiac surgeons. As of September 30, 2005, we have had limited sales, which have been entirely outside the United States. We sell our products in Japan through our distributor Century Medical, Inc., or Century, and in Europe through limited direct sales activities. We expect our international sales to remain limited for the foreseeable future.
      In December 2005, we entered into a license, development and commercialization agreement with Cook Incorporated, or Cook, relating to development of our X-Port Vascular Access Closure Device, or X-Port, a product candidate of ours that we are currently studying in preclinical animal model studies. Under the agreement, we will develop the X-Port with Cook, and Cook will have exclusive commercialization rights to market the product for medical procedures anywhere in the body. We will receive an initial payment of $500,000 after we complete, to Cook’s satisfaction, certain milestones under a development plan. Cook will also pay us up to a total of an additional $1.5 million in future milestone payments as development milestones are achieved. We also will receive a royalty based on Cook’s annual worldwide sales of the X-Port.

      Guidant Corporation, referred to as Guidant, is our largest investor, having invested an aggregate of approximately $14.0 million in our preferred stock in June 2002 and August 2003. Additionally, in August 2003, Guidant extended a line of credit to us for $10.3 million. We have drawn down this line of credit and currently have a long-term loan of $10.3 million outstanding from Guidant, due in August 2008. Interest of 8.75% per year accrues during the life of the loan and is due at maturity. Guidant distributed our products in Europe under a distribution agreement that was signed in May 2003, amended in January 2004 and terminated in September 2004. Guidant terminated the distribution agreement prior to the expiration of its original term. In addition, we entered into a development and supply agreement with Guidant to develop an aortic cutter for Guidant’s Heartstring product, and we manufactured the first 10,000 aortic cutters. Guidant has outsourced future production of the aortic cutter to a third-party contract manufacturer, and we will receive a modest royalty for each unit sold in the future, but will no longer manufacture the aortic cutter.
      We have a distribution agreement for Italy and may have additional distribution agreements for other countries in Europe in the future; however, we do not anticipate significant product sales from Europe in part because European healthcare systems traditionally are difficult to penetrate for new, higher cost medical products.
      We manufacture the C-Port and PAS-Port systems with parts we manufacture and components supplied by vendors, which we then assemble, test and package. For the fiscal year ended June 30, 2005, we generated net revenue of $2.1 million, including $396,000 from sales of the aortic cutter to Guidant, and a net loss of $11.0 million. As of September 30, 2005, our accumulated deficit was $51.1 million. Since our inception, we have not been profitable. We expect to continue to incur net losses for the foreseeable future.
Critical Accounting Policies and Significant Judgments and Estimates
      Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories, and deferred stock-based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ materially from those estimates under different assumptions or conditions.
      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.
      Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition.” SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. We generally use contracts and customer purchase orders to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured, we would defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.
      Inventory. We state our inventories at the lower of cost (which approximates actual cost on a first-in, first-out basis) or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis and with market being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a quarterly basis and updated as necessary to reflect changes in raw material costs and labor and overhead rates. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of revenue and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our financial results.
      Clinical Trial Accounting. Clinical trial costs are a component of research and development expenses and include fees paid to participating hospitals and other service providers that conduct clinical trial activities with patients on our behalf and, as well as the cost of, clinical trial insurance. The various costs of the trial are contractually based on the nature of the services, and we accrue the costs as the services are provided. Accrued costs are based on estimates of the work completed under the service agreements, patient enrollment and past experience with similar contracts. Our estimate of the work completed and associated costs to be accrued includes our assessment of information received from our third-party service providers and the overall status of our clinical trial activities. If we have incomplete or inaccurate information, we may underestimate costs associated with various trials at a given point in time. Although our experience in estimating these costs is limited, the difference between accrued expenses based on our estimates and actual expenses have not been material to date.
      Stock-Based Compensation. We use the intrinsic method of accounting for employee stock options under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and present disclosure of pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123,” or SFAS No. 148. For stock options granted to employees, no compensation expense is recognized unless the exercise price is less than fair market value at the date of grant.
      The fair value of the common stock for options granted through September 30, 2005, was originally determined by our board of directors, with input from management. As disclosed more fully in Note 1 of the notes of our financial statements, we granted stock options with an exercise price of $2.85 during the fiscal year ended June 30, 2005 and for the three-month period ended September 30, 2005. We did not obtain contemporaneous valuations by an unrelated valuation specialist in connection with these grants. Instead we relied on our board of directors, the members of which we believe have extensive experience in the medical device market and a majority of which is comprised of non-employee directors, to determine a reasonable estimate of the then-current fair value of our common stock. Since there were no outside financings after August 2003 and since there was no liquidity in our stock during this period, our board of directors determined the fair value of our common stock on the date of grant based on several factors, including the liquidation preferences of our preferred stock, progress against regulatory and product development milestones, our financial condition, equity market conditions, trading ranges of comparable public companies and the likelihood of achieving a liquidity event such as an initial public offering or a sale of the company.
      Subsequently, we reassessed the valuations of common stock relating to option grants during the fiscal year ended June 30, 2005 and for the three-month period ended September 30, 2005. We used a market-based approach in determining the reassessed fair value per share of our common stock as of each grant date. The factors in the preceding paragraph were taken into account. We also considered the following factors:

•	Guidant’s termination of our European distribution agreement in September 2004;

•	The FDA’s decision to subject our PAS-Port system 510(k) submission to a review by an FDA panel, which met in April 2005 and recommended we obtain additional data, and our decision, following this recommendation, to withdraw our PAS-Port 510(k) submission in May 2005;

•	Our submission of an Investigational Device Exemption, or IDE, to the FDA for the PAS-Port system in June 2005 and the FDA’s conditional approval of the IDE in July 2005;

•	The lack of FDA approval of any of our products;

•	The diminished receptivity of the public capital markets to medical device companies’ initial public offerings, which we inferred from the median percentage price reductions for these companies between filing and pricing of 3.6% in the first quarter and 16.5% in the second quarter of 2005 and from the volatility of the initial public offering market for medical device companies with limited revenue; and

•	Our discussions, commencing in July 2005, with potential underwriters regarding the possibility of pursuing an initial public offering, and our execution of a letter of intent with underwriters pertaining to this offering in September 2005.
      In October 2005, our board of directors used a market approach to determine an appropriate value for our common stock and the related charge for deferred stock-based compensation. This approach was used because there were no arms-length cash transactions in our stock during the prior two years. The cost approach was not appropriate due to our stockholders’ deficit position and long-term debt outstanding exceeding our assets. The income or discounted cash flow approach was not used due to the uncertainty and timing of future cash flows and the high discount rate associated with those uncertainties.
      The market approach is based upon the market prices of stock of companies in the same or similar lines of business as ours and whose stocks are actively traded in a free and open market. There are no companies directly comparable with us because we are the only company in the market with automated anastomosis devices for cardiac surgery. Since the initial public offering market for limited or no revenue companies is volatile and since there are no direct comparables, our board of directors used its judgment about the appropriate pre-offering value of our common stock. This value was supported by the market capitalization of other public medical device companies, some of which have more revenue than we do. Based upon this approach, our board of directors estimated our pre-offering value in a public offering to be approximately $75 million. The board estimated the fair value of our common stock at that time to be $9.00 per share. This estimate was based on a discount from a share price calculated by dividing the $75 million estimated valuation by fully diluted shares outstanding at the time, including outstanding option grants and warrants.
      In determining the reassessed fair value of our common stock over the previous 12 months, we started with the $9.00 value and applied it over the prior 12-month period using generally a straight-line basis. In reassessing the value of our common stock, we used a straight-line approach because we determined that no single event supported incremental movement in underlying value. We believe this approach is consistent with valuation methodologies applied by other life science companies pursuing an initial public offering. Based on the reassessment process, we determined that the reassessed fair value of our common stock ranged from $2.85 to $7.50 per share during the fiscal year ended June 30, 2005 and from $7.50 to $9.00 per share during the three-month period ended September 30, 2005.
      For financial reporting purposes, we have recorded stock-based compensation representing the difference between the estimated fair value of common stock and the option exercise price. Because shares of our common stock have not been publicly traded, we determined the estimated fair value based upon the factors described above and changes in valuations of existing comparable publicly traded medical device companies, trends in the broad market for medical device stocks and the expected valuation we would obtain in an initial public offering. Although it is reasonable to expect that the completion of our initial public offering will add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. We amortize employee stock-based compensation on a straight-line basis for equity instruments subject to fixed accounting. We amortize employee stock-based compensation in accordance with the provisions of the Financial Accounting Standards Board, or FASB, Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” for equity instruments subject to variable accounting.
      We have determined that, for accounting purposes, the estimated fair market value of our common stock was greater than the exercise price for certain options granted. As a result, we have recorded a deferred stock-based compensation charge for these options of $287,000 for the fiscal year ended June 30, 2005. This expense, which is a non-cash charge, will be amortized over the period in which the options vest, which is generally four years. The amortization of this expense recognized for the fiscal year ended June 30, 2005 was $22,000. We also recorded deferred stock compensation resulting from variable accounting for option exercises with non-recourse promissory notes. Deferred stock compensation related to these notes, representing compensation related to unvested options, was $166,000 as of June 30, 2005. We reassessed the valuations of our common stock for options granted from July 1, 2005 through September 30, 2005. The reassessment during the first quarter of fiscal 2006 resulted in our recording an additional $1.1 million of deferred stock-based compensation amortization expense. For the period from July 1, 2005 through September 30, 2005, we did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of the stock options, we believed our estimates of the fair value of our common stock to be reasonable.
      In December 2005, our board granted options to purchase an aggregate of 106,560 shares of our common stock, at an exercise price of $9.75 per share, to our employees and a new director. Using $13.00 per share, the midpoint of the price range on the front cover of this prospectus, as the deemed fair value of our common stock in December, we expect to record an additional deferred stock-based compensation charge of $346,000 for the December 2005 option grants, which will be amortized over the four year vesting schedule of the options granted.
      Deferred stock-based compensation at September 30, 2005 is approximately $1.4 million. We expect to record aggregate amortization of stock-based compensation expenses of $345,000 for the remainder of the fiscal year ending June 30, 2006, $389,000 for the fiscal year ending June 30, 2007, $364,000 for the fiscal year ending June 30, 2008 and $320,000 for the fiscal year ending June 30, 2009 and $24,000 for the fiscal year ending June 30, 2010. This amortization will be allocated among research and development expenses and general, selling and administrative expenses, based upon the employee’s job function.
      We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services,” using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned. As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the estimated fair value of our common stock. The two factors that most affect these changes are the fair value of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of such fair value. If our estimates of the fair value of these equity instruments change, it would have the effect of changing compensation expenses. For options and stock granted to non-employees, we recorded $149,000, $25,000 and $38,800 of stock-based compensation expense during the fiscal years ended June 30, 2004 and 2005 and the three months ended September 30, 2005 respectively.
      In addition, during the fiscal year ended June 30, 2005, and for the three months ended September 30, 2005, we recorded a total of $2.0 million and $583,000, respectively, in stock-based compensation charges related to certain loans we made during the period from 2000 to 2004 to enable three directors, each of whom is or was also an officer, to purchase shares of our common stock. This non-cash compensation expense is calculated by multiplying the difference between the option exercise price and the fair market value of our common stock as determined by our board of directors for the reporting period, by the number of vested shares purchased with promissory notes. These loans were made pursuant to recourse promissory notes that were secured by the underlying shares of common stock purchased with the proceeds of the loans. Because we had modified the loans or provided below-market interest rates on the loans and extended the repayment period, for accounting purposes the issuances of the shares that were purchased with the proceeds of the loans were deemed to be compensatory. Accordingly, we are required to record a non-cash compensation charge equal to the difference between the purchase price of the stock and the fair value of the stock securing the notes in each reporting period during which the notes remain outstanding.
Results of Operations
Recent Developments
      We recently completed our fiscal quarter ended December 31, 2005. We expect our revenue for the three months ended December 31, 2005 to be between $190,000 and $200,000, as compared to revenue of $294,000 (including $145,000 from Guidant) for the three months ended December 31, 2004. We did not have any revenue from Guidant in the three months ended December 31, 2005.

Three Months Ended September 30, 2004 and 2005
      Net Revenue. Net revenue decreased $1.0 million, from $1.2 million for the three months ended September 30, 2004 to $168,000 for the three months ended September 30, 2005. The decrease in revenue for the three months ended September 30, 2005 reflects the prior completion in November 2004 of our development contract with Guidant and termination in September 2004 of our distribution agreement with Guidant in Europe.
      Cost of Product Revenue. Cost of product revenue consists of material, labor and overhead. Cost of product revenue decreased $9,000, from $636,000 for the three months ended September 30, 2004 to $627,000 for the three months ended September 30, 2005. The decrease in costs for the three months ended September 30, 2005 reflects a reduction in the number of product units sold resulting from the prior completion of the development contract with Guidant and termination of the distribution agreement with Guidant in Europe, partially offset by an increase in inventory write-offs of approximately $211,000 for obsolete PAS-Port systems. We decided to write off our existing inventory of PAS-Port systems based upon design improvements to the device that have resulted in a newer version that we are currently shipping to customers.
      Research and Development Expense. Research and development expense decreased $338,000, from $1.5 million for the three months ended September 30, 2004 to $1.2 million for the three months ended September 30, 2005. The decrease in expenses for the three months ended September 30, 2005 was primarily attributable to a decrease in expenses for the C-Port xA system, the next iteration of our C-Port system, and the aortic cutter including prototype material and consulting costs, partially offset by increased non-cash stock-based compensation expenses for the period. Research and development expenses fluctuate with the stage of development of, the timing of clinical trials related to, and the status of regulatory approval of our products.
      Selling, General and Administrative Expense. Selling, general and administrative expense increased $629,000, from $594,000 for the three months ended September 30, 2004 to $1.2 million for the three months ended September 30, 2005. The increase in expenses for the three months ended September 30, 2005 was attributable to increases in non-cash stock based compensation, personnel, travel and professional service expenses.
      Interest Income. Interest income increased $3,000, from $69,000 for the three months ended September 30, 2004 to $72,000 for the three months ended September 30, 2005. The increase in interest income is primarily attributable to higher interest income due to higher interest rates for the period.
      Interest Expense. Interest expense was $264,000 for both the three-month periods ended September 30, 2004 and 2005. Amounts in both periods consisted of interest expense associated with the $13.3 million of long-term debt.
      Other Expense. Other expense was $4,000 for the three-month period ended September 30, 2005 compared to zero for the three months ended September 30, 2004. Other expense was primarily comprised of a loss from the sale of an unused asset.
Fiscal Years Ended June 30, 2004 and 2005
      Net Revenue. Net revenue increased $1.2 million, from $836,000 in fiscal 2004 to $2.1 million in fiscal 2005. A substantial majority of our product sales have been sales of our PAS-Port system. Revenue from Century, our distributor in Japan, accounted for 33%, and revenue from Guidant accounted for 65% of total net revenue during fiscal 2005. The increase in net revenue was attributable to increased product sales of the PAS-Port system to Century and to sales of approximately $396,000 of the aortic cutter to Guidant. Sales to Century increased in fiscal 2005 relative to fiscal 2004 primarily because we sold the PAS-Port system to Century for only five months of fiscal 2004 compared to twelve months in fiscal 2005. Additionally, sales to Century have fluctuated in the past, and we cannot assure you that our sales to Century will remain constant or grow. Product revenue from Guidant includes $510,000 for fiscal 2005, recognized as the difference between the minimum contractual purchases due from Guidant and actual purchases through the date the distribution agreement terminated in September 2004. Since Guidant terminated our distribution agreement with them in fiscal 2005, we will not have any product revenue from Guidant in fiscal 2006, and we expect our product revenue in fiscal 2006 will be lower than our product revenue in fiscal 2005. During fiscal 2005, we recognized development revenue from Guidant of $310,000, based on the development and supply agreement that called for us to develop and manufacture the aortic cutter. We do not anticipate receiving any additional development revenue from Guidant. Future production of the aortic cutter has been outsourced by Guidant to a third-party manufacturer, and we will not receive any future revenue from Guidant for the manufacture of the aortic cutter. We will receive a modest royalty for each aortic cutter sold in the future, but we do not expect these royalties to contribute significantly to our revenue for the foreseeable future.
      Cost of Product Revenue. Cost of product revenue consists primarily of material, labor and overhead costs. Cost of product revenue increased $373,000, from $2.1 million in fiscal 2004 to $2.5 million in fiscal 2005. The increase in costs was primarily attributable to an increased number of PAS-Port systems and aortic cutters sold during the period. To the extent that sales of PAS-Port and C-Port products in fiscal 2006 do not increase to offset the loss of sales of aortic cutters, our manufacturing overhead will need to be allocated across lower sales. Future production of the aortic cutter has been outsourced by Guidant to a third party manufacturer.
      Research and Development Expense. Research and development expenses consist primarily of personnel costs within our product development, regulatory and clinical groups and the costs of clinical trials. Research and development expenses increased $463,000, from $5.8 million in fiscal 2004 to $6.3 million in fiscal 2005. During fiscal 2005, increases in non-cash stock compensation expenses and product development expenses including personnel and prototype materials for the C-Port xA and X-Port programs were offset by a decrease in expenses for the PAS-Port program including personnel and tooling expenses. We anticipate that research and development expenses will increase in absolute terms in future periods as we conduct new clinical studies for the C-Port xA and the PAS-Port systems, continue to enhance our existing product lines and begin to develop new applications of our technology. Research and development expenses fluctuate with the stage of development of, the timing of clinical trials related to, and the status of regulatory approval of our products.
      Selling, General and Administrative Expense. Selling, general and administrative expenses consist primarily of stock-based compensation charges in fiscal 2005 and costs for administrative and sales and marketing personnel, intellectual property and marketing expenses. Selling, general and administrative expenses increased $2.0 million, from $1.8 million in fiscal 2004 to $3.8 million in fiscal 2005. During fiscal 2005, we recorded a total of $2.0 million in non-cash stock-based compensation expenses related to loans we made to three directors, each of whom is or was also an officer, to purchase shares of our common stock with promissory notes. This non-cash compensation expense was calculated by multiplying the difference between the option exercise price and the fair market value of our common stock at the reporting period, by the number of vested shares purchased with promissory notes. These loans were repaid with common stock in October 2005, and there will be no additional stock-based compensation expense for these loans after October 2005. We expect selling, general and administrative expenses to increase as we expand our sales and marketing efforts and build our corporate infrastructure to support the requirements of being a public company, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
      Interest Income. Interest income increased $96,000, from $209,000 for fiscal 2004, to $305,000 for fiscal 2005. The increase in interest income is primarily attributable to higher interest income due to higher interest rates for the period.
      Interest Expense. Interest expense decreased $953,000, from $2.0 million in fiscal 2004 to $1.0 million in fiscal 2005. Interest expenses in fiscal 2005 included only interest expense for the full fiscal year associated with the $13.3 million of long-term debt. Interest expenses in 2004 included interest expense for a partial year associated with the $13.3 million of long-term debt and a $1.1 million charge for the early extinguishment of debt in August 2003. The $1.1 million charge consisted of issuing to the debt holder 45,745 shares of Series E preferred stock, valued at $14.10 per share, for $645,000 to pay for future interest due over the period from August 2003 to June 2005, and $460,000 related to the acceleration of amortization of warrant expense accounted for as a discount of the debt.
      Other Income. In fiscal 2005, other income of $257,000 consisted primarily of a one-time payment of $250,000 received from Guidant as a strategic agreement fee.

Fiscal Years Ended June 30, 2003 and 2004
      Net Revenue. Net revenue increased from $0 in fiscal 2003 to $836,000 in fiscal 2004 primarily due to initiating sales of the PAS-Port system in Europe and Japan. Century and Guidant accounted for 25% and 75%, respectively, of total net revenue in fiscal 2004. We commenced sales in January 2004 to Century following marketing approval of the PAS-Port system by the Ministry of Health in Japan. We recognized net product revenue in 2004 of $613,000 in connection with product sales in Europe and Japan. Also in fiscal 2004, we recognized development revenue from Guidant of $223,000 as a result of the development and supply agreement that called for us to develop the aortic cutter for Guidant.
      Cost of Product Revenue. Cost of product revenue increased from $0 in fiscal 2003 to $2.1 million in fiscal 2004. The increase was primarily attributable to the initial sales of the PAS-Port and C-Port systems in fiscal 2004.
      Research and Development Expense. Research and development expenses decreased $872,000, from $6.7 million in fiscal 2003 to $5.8 million in fiscal 2004. The decrease of expenses in fiscal 2004 compared to the previous fiscal year was primarily attributable to the reallocation, upon commencement of receipt of product revenue in 2004, to cost of product revenue of $817,000 of personnel-related costs for manufacturing overhead included in research and development expenses in 2003. The decrease was also a result of decreases in depreciation of $199,000, resulting from allocation of that portion of depreciation expense to cost of product revenue when we commenced manufacturing product, and other expenses of $443,000 offset in part by $223,000 in costs related to the development of the aortic cutter for Guidant in fiscal 2004. Research and development expenses fluctuate with the stage of development of, the timing of clinical trials related to, and the status of regulatory approval of our products.
      Selling, General and Administrative Expense. Selling, general and administrative expenses decreased $127,000, from $1.9 million in fiscal 2003 to $1.8 million in fiscal 2004. The decrease was primarily attributable to lower personnel costs offset in part by higher regulatory consulting costs.
      Interest Income. Interest income decreased $85,000, from $294,000 in fiscal 2003 to $209,000 in fiscal 2004. The decrease in interest income in fiscal 2004 was primarily attributable to lower cash and short-term investment balances available for investing.
      Interest Expense. Interest expense increased $1.1 million, from $885,000 in fiscal 2003 to $2.0 million in fiscal 2004. The increase in interest expense in fiscal 2004 was primarily due to higher interest expenses on larger average loan balances outstanding during the year from our loans from Guidant and Century, and a $1.1 million charge for the early extinguishment of debt in August 2003. The $1.1 million charge consisted primarily of issuing to the debt holder 45,745 shares of Series E preferred stock, valued at $14.10 per share, for $645,000 to pay for interest due and $460,000 related to the acceleration of amortization of warrant expense accounted for as a discount of the debt.
Income Taxes
      Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances have been established as of June 30, 2004 and 2005 to reflect these uncertainties.
      As of June 30, 2005, we had net operating loss carry-forwards to reduce future taxable income, if any, of approximately $44.3 million for federal income tax purposes and $35.1 million available to reduce future taxable income, if any, for California state income taxes. The net operating loss carry-forwards begin to expire by 2013 and 2008 for federal and California income taxes, respectively. We also had federal and state research and development credit carry-forwards of approximately $700,000 and $500,000, respectively, at June 30, 2005. The federal credits will expire starting in 2013 if not utilized. Utilization of the net operating loss carry-forward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization if certain changes in our ownership occur. This offering may result in a change in ownership percentages that will result in a limitation of our operating loss carry-forwards.

Liquidity and Capital Resources
      As of September 30, 2005, our accumulated deficit was $51.1 million. We currently invest our cash and cash equivalents in large money market funds consisting of debt instruments of the U.S. government, its agencies and high-quality corporate issuers. We place our short-term investments primarily in U.S. government bonds and commercial paper. Since inception, we have financed our operations primarily through private sales of convertible preferred stock resulting in aggregate net proceeds of $38.9 million and from long-term notes payable of $13.3 million.
      As of September 30, 2005, we did not have any off-balance sheet liabilities. We had cash, cash equivalents and short-term investments of $7.1 million.
      The following table discloses aggregate information, as of June 30, 2005, about our contractual obligations and the periods in which payments are due, excluding the convertible preferred stock to be converted into common stock in connection with this offering:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(in thousands)
Operating lease — real estate	$1,408	$429	$939	$40	$-
Sponsored research agreement	158	-	158	-	-
Convertible notes payable, including interest	3,470	150	3,320	-	-
Notes payable and accrued interest	14,496	-	-	14,496	-

Total	$19,532	$579	$4,417	$14,536	$-

      The long-term commitments under operating leases shown above consist of payments related to our real estate leases for our headquarters in Redwood City, California expiring in 2008.
      The long-term commitment under the Sponsored Research Agreement shown above consists of anticipated payments to Stanford University for use of their animal laboratory facility expiring December 31, 2006. The agreement is renewable and has been renewed annually for the past five years.
      The subordinated convertible notes payable were issued in connection with our Japan Distribution Agreement with Century. The subordinated convertible notes bear interest at 5% per year, payable quarterly, and are due in June 2008. The subordinated convertible notes are convertible at the option of the holder into common stock at the price of our initial public offering at any time within six months after our initial public offering. The holder of the subordinated convertible notes has a continuing security interest in all of our personal property and assets, including intellectual property.
      The notes payable and accrued interest are for a loan agreement with Guidant Investment Corporation, or Guidant Investment, with principal of $10.3 million and accrued interest as of June 30, 2005 of $1.4 million and future interest of $2.8 million at maturity. The notes bear interest at the rate of 8.75% per year and principal and all accrued interest are due in August 2008. The holder of the notes has a first priority security interest in all our personal property and assets, including intellectual property.
      As of June 30, 2005, we had entered into letters of credit totaling $500,000 securing our operating lease. A certificate of deposit in the amount of $500,000 has been recorded as restricted cash at June 30, 2005 related to this letter of credit.

      Summary liquidity and cash flow data is as follows:

				As of and for the
				Three Months
	As of and for the Fiscal Year			Ended
	Ended June 30,			September 30,

	2003	2004	2005	2004	2005

	(in thousands)
Cash, cash equivalents and short-term investments	$17,680	$17,224	$8,951	$15,607	$7,103
Working capital	13,396	16,402	9,032	15,002	7,096
Net cash used in operating activities	(8,922)	(7,776)	(7,417)	(1,310)	(1,838)
Net cash provided by (used in) investing activities	(12,157)	(1,795)	7,129	286	982
Net cash provided by financing activities	5,537	8,116	14	6	8
      Net cash used in operating activities for the three-month period ended September 30, 2005 was $1.8 million, which was primarily attributable to our net loss of $3.0 million adjusted for non-cash stock based compensation expenses of $729,000 and an increase of $226,000 in accrued interest payable to related party on the $10.3 million note payable. Net cash used in operating activities for the fiscal years ended June 30, 2003, 2004 and 2005, was $8.9 million, $7.8 million and $7.4 million, respectively. The use of cash for the fiscal year ended June 30, 2003, was attributable to our net loss adjusted for depreciation and non-cash stock-based compensation charges, offset by an increase in restricted cash balances for the facility lease of our new headquarters. The use of cash for the fiscal year ended June 30, 2004, was attributable to our net loss adjusted for depreciation and non-cash stock-based compensation charges, offset by an increase in non-current liabilities as a result of $539,000 of interest payable on the note to Guidant Investment. The net use of cash for the fiscal year ended June 30, 2005, was attributable to our net loss adjusted for depreciation and non-cash stock-based compensation charges, offset by an increase in non-current liabilities as a result of $897,000 of interest payable on the note to Guidant Investment.
      Net cash provided by investing activities was $1.0 million for the three-month period ended September 30, 2005 due to the sale of available-for-sale securities of $2.0 million, offset in part by purchases of available-for-sale securities of $1.0 million during the period. Net cash used in investing activities was $1.8 million for the fiscal year ended June 30, 2004, due to an increase in purchases of available-for-sale investments as a result of additional cash available from the sale of convertible preferred stock of $4.0 million during the year, partially offset by purchases of property and equipment of $914,000. Net cash provided by investment activities was $7.1 million for the fiscal year ended June 30, 2005, resulting from an increase in proceeds from the sale of available-for-sale investments and decrease in purchases of short-term investments offset by purchases of property and equipment of $882,000.
      Net cash provided by financing activities was $8,000 for the three-month period ended September 30, 2005, reflecting funds received upon the exercise of employee stock options during the period. Net cash provided by financing activities in the fiscal year ended June 30, 2004, of $8.1 million was primarily attributable to proceeds from the sale of convertible preferred stock of $4.0 million to Guidant Investment and proceeds from notes payable to Guidant Investment of $10.3 million, less the repayment of a note payable and interest of $6.3 million. Net cash provided by financing activities of $14,000 in fiscal 2005 was attributable to cash received from stock option exercises.
      Our future capital requirements depend upon numerous factors. These factors include but are not limited to the following:

•	revenue generated by sales of our products;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	rate of progress and cost of our research and development activities;

•	costs of obtaining and maintaining FDA and other regulatory clearances and approvals for our products;

•	securing, maintaining and enforcing intellectual property rights;

•	effects of competing technological and market developments; and

•	number and timing of any acquisitions and other strategic transactions we may undertake.
      We believe that our current cash, cash equivalents and short-term investments, along with the cash we expect to generate from operations and our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. If these sources of cash and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, obtain a credit facility or enter into development or license agreements with third parties. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any licensing or strategic agreements we enter into may require us to relinquish valuable rights. Additional financing may not be available at all, or in amounts or upon terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.
Quantitative and Qualitative Disclosures About Market Risk
      We invest our excess cash primarily in auction rate securities. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk-sensitive instruments, positions or transactions to any material extent. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Due to the short-term nature of these investments, a 1% change in market interest rates would not have a significant impact on the total value of our portfolio as of June 30, 2005.
      Although substantially all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.
Recent Accounting Pronouncements
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the Company’s first quarter of fiscal year 2006. The Company does not believe the adoption of SFAS No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.
      On December 16, 2004, the FASB issued SFAS 123(R), which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative. We are required to apply the prospective transition method no later than July 1, 2007 or upon becoming a public company. We must continue to account for any equity awards outstanding at the required effective date using the accounting principles originally applied to those awards (e.g., the provisions of Opinion 25 and its related interpretative guidance). As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25’s intrinsic value method. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

BUSINESS
Overview
      We design and manufacture proprietary automated anastomotic systems used by surgeons to perform coronary artery bypass surgery. In coronary artery bypass grafting procedures, or CABG, veins or arteries are used to construct alternative conduits to restore blood flow beyond narrowed or occluded portions of coronary arteries, “bypassing” the narrowed or occluded portion of the artery that is impairing blood flow to the heart muscle. Our first two products, the C-Port® Distal Anastomosis System, referred to as the C-Port system, and the PAS-Port® Proximal Anastomosis System, referred to as the PAS-Port system, provide cardiovascular surgeons with easy-to-use automated systems to perform consistent, rapid and reliable connections, or anastomoses, of the vessels, which surgeons generally view as the most critical aspect of the bypass procedure. We received 510(k) clearance from the FDA to market our C-Port system in the United States in November 2005. We currently sell both the C-Port system and the PAS-Port system in Europe, and we sell the PAS-Port system in Japan through our distributor, Century Medical, Inc., referred to as Century. Our strategy is to further enhance and leverage our technology to develop additional automated anastomotic systems that facilitate the performance of minimally invasive endoscopic coronary bypass surgery, as well as automated systems to be used in other surgical applications, such as vascular closure.
      The current method of performing an anastomosis in a CABG procedure utilizes a tedious and time-consuming hand-sewn suturing technique to connect a bypass graft to the aorta at one end, the proximal end, and to a small-diameter coronary artery at the other end, the distal end. We estimate that approximately 1.2 million of these blood vessel connections are performed annually in the United States. Proper vessel alignment and suture tension among the many individually placed fine stitches are critical for optimal bypass graft blood flow and function. By replacing the hand-sewn sutures with an easy-to-use, highly reliable and consistent automated system, the time required for completing the anastomoses can be reduced. We believe that our automated systems can also improve the quality and consistency of the anastomoses, which we believe will ultimately contribute to improved patient outcomes.
      Our C-Port system is used to perform a distal anastomosis, which is the connection of a bypass graft vessel to the coronary artery downstream of the narrowed or occluded coronary artery. The C-Port system received the CE Mark in April 2004, which is required for marketing in the European Union, and 510(k) clearance from the FDA in November 2005, which is required for marketing in the United States. The C-Port system is currently being sold on a limited basis to selected customers in Europe. We are currently training physicians in the United States to use our C-Port system, and we plan to commence sales in the United States later this year. As of September 30, 2005, we had sold over 250 C-Port systems internationally. In addition, we are currently designing the next iteration of our C-Port system intended for use in endoscopic coronary bypass surgery.
      Our PAS-Port system is used to perform a proximal anastomosis, which is the connection of a bypass graft vessel to the aorta, the source of blood for the bypass. The PAS-Port system received the CE Mark in March 2003 and regulatory approval from Japanese regulatory authorities in January 2004 for distribution in Japan. The PAS-Port system is being sold in Japan through Century. According to Century, the PAS-Port system has been used in Japan in over 130 hospitals and has an estimated 15% market share of all proximal anastomoses performed in beating heart surgery using a vein as the bypass graft. As of September 30, 2005, more than 2,400 PAS-Port systems had been sold in Europe and Japan. We have recently obtained conditional approval of an Investigational Device Exemption, referred to as an IDE, from the FDA to perform a randomized, prospective clinical trial in centers in the United States and in Europe to study the safety and efficacy of the PAS-Port system.
Industry Background
          Coronary Artery Disease
      According to the American Heart Association, approximately 13.2 million Americans have coronary artery disease, and approximately 653,000 people in the United States die each year as a result of the disease. Coronary artery disease, sometimes referred to as atherosclerosis, is a degenerative disease resulting from the deposit of cholesterol and other fatty materials on the interior walls of blood vessels, forming a build-up known as plaque. The accumulation of plaque, usually over decades, causes the vessel to become inelastic and progressively narrows the interior of the artery, impairing its ability to supply blood and oxygen to the heart muscle. When there is insufficient blood flow to the heart muscle, an injury may occur, often resulting in chest pain, or angina, a heart attack or even death. Coronary artery disease is caused by aging and is exacerbated by dietary and environmental factors, as well as by genetic predisposition. As a patient ages, the disease will typically advance and become more diffuse, compromising the coronary artery system more globally and occluding more small-diameter vessels.
Current Treatment Alternatives for Coronary Artery Disease
      Physicians and patients may select among a variety of treatments to address coronary artery disease, with the selection often depending upon the stage and severity of the disease and the age of the patient. In addition to changes in patient lifestyle, such as smoking cessation, weight reduction, diet changes and exercise programs, the principal existing treatments for coronary artery disease include the following:
          Medical Treatment with Pharmaceuticals
      Before the advent of interventional cardiology or bypass surgery, medical treatment with pharmaceuticals was the only form of therapy available to patients with coronary heart disease. In patients with less severe disease, pharmaceuticals remain the primary treatment approach and include drugs such as platelet adhesion inhibitors or drugs that reduce the blood cholesterol or triglyceride levels. The objective for medical treatment with pharmaceutical agents is to reduce the incidence, progression or exacerbation of coronary artery disease and its associated symptoms. For more serious disease, however, pharmacological therapy alone is often inadequate.
          Interventional Cardiology Techniques
      Coronary Angioplasty. Percutaneous transluminal coronary angioplasty, commonly referred to as balloon angioplasty, is a surgical procedure that involves the dilation of the obstructed artery with a balloon catheter. To perform an angioplasty, the surgeon maneuvers a flexible balloon catheter to the site of the blockage in the coronary artery, inflates the balloon, compressing the plaque and stretching the artery wall to create a larger channel for blood flow. The balloon is then deflated and removed. Angioplasty is generally successful in increasing immediate blood flow and, relative to current surgical procedures, offers the benefits of shorter periods of hospitalization, quicker recovery times, reduced patient discomfort and lower cost. However, angioplasty does not always provide prolonged efficacy: independent studies indicate that 25% to 40% of vessels treated with balloon angioplasty return to their pre-treatment, narrowed size, a process known as restenosis, within six months following the procedure. Restenosis is primarily the result of cell proliferation in response to the “injury” caused by the angioplasty procedure.
      Stents. High rates of restenosis following treatment by balloon angioplasty led to the introduction of stents, mesh-like metallic tubes that are placed within the narrowed portion of the coronary vessel to hold the vessel open after the angioplasty balloon has been removed. Although clinical outcomes for procedures using stents reflect an improvement over balloon angioplasty alone, the effectiveness of stents is still limited by restenosis, which occurs in about 10% to 35% of cases within six months of the procedure.
      Recently, some manufacturers have introduced drug-eluting stents, which incorporate, on the surface of the stent, specially formulated, slow-release drugs designed to prevent restenosis. According to published studies, currently marketed drug-eluting stents have been shown in clinical trials to reduce the rate of restenosis, within the first nine months after placement, to less than 10%. Market adoption of drug-eluting stents has been rapid, and industry observers predict that drug-eluting stents will capture approximately 90% of the stent market within three years.
      Despite the advancements and market success of drug-eluting stents and angioplasty therapies, these interventional procedures may be less effective than CABG in addressing diffuse progressive coronary artery disease. In this advanced stage of coronary artery disease, intervention is required for multiple vessels, many of which are less than two millimeters in internal diameter, a diameter unsuited for angioplasty and stenting. In addition, stents have been shown to be difficult to place in patients with coronary lesions in sections with vessel branches and in patients with narrowings in the left main coronary artery.
      Bypass Surgery. CABG involves the construction of an alternative path to bypass a narrowed or occluded coronary artery and restore blood flow from the aorta to an area past the occlusion. This procedure can be accomplished using either veins or arteries as bypass grafts. Veins are typically harvested from the patient’s leg, while arteries are taken from either the patient’s arm (radial artery) or chest wall (mammary artery). One end of the harvested vessel is then generally attached to the aorta for blood inflow, and the opposite end is attached to the target coronary vessel. If a mammary artery is used as the bypass graft, it must be dissected from the chest wall, leaving one end in place, while the opposite end is attached to the target vessel, providing uninterrupted blood flow from the arterial circulation. Once in place, these grafts provide sufficient blood flow to bypass the narrowed or occluded portion of the coronary artery. (See Figure Below).
      Over the last decade approximately 90% of patients undergoing first time CABG surgery received a mammary artery as a bypass graft vessel, a graft that does not require a proximal anastomosis, in addition to other bypass grafts such as veins and radial arteries. When the left anterior descending or LAD, artery is obstructed, CABG is most commonly performed by grafting the left internal mammary artery, or LIMA, to the LAD. When other coronary arteries are obstructed, saphenous vein grafts are typically used as the bypass vessel. A study shows that patients who undergo a CABG procedure typically receive at least three bypass grafts, of which we believe a majority are performed using one artery and two veins as the bypass graft vessels.
      Although CABG surgery is generally a highly invasive and even traumatic procedure, an independent study comparing CABG and implantation of conventional stents has shown that CABG is the more effective treatment for coronary artery disease, achieving the best long-term patient outcomes as measured by survival rate and need for intervention. Studies have shown that following CABG, grafts can remain patent, or open, and functional for as long as 10 years in approximately 50% of venous grafts and approximately 90% of arterial grafts. In addition, CABG procedures can be used to treat diffuse, end-stage coronary artery disease states that are not amenable to treatment by angioplasty or stents.
      According to an independent analysis by Medtech Insight, a division of Windhover Information, entitled “Emerging U.S. Markets for Myocardial Revascularization, Repair, and Regeneration Products and Technologies,” dated November 2004, an estimated 260,000 CABG procedures will be performed in 2005 in the United States, as compared to approximately 280,000 procedures in 2004. We believe that the decrease in CABG procedures is primarily attributable to the increase in other interventional cardiology procedures, including the increased use of drug-eluting stents. The average CABG surgery requires approximately three bypass grafts per patient, and a majority of grafts require an anastomotic connection at both ends of the graft. Assuming an average of approximately five anastomoses per CABG procedure, we estimate that approximately 1.2 million of these blood vessel connections are performed in connection with CABG procedures annually in the United States. We believe approximately two-thirds of the procedures are performed using veins as the bypass graft.
Types of CABG Procedures
      There are currently three types of CABG, two of which are commonly performed:
      Conventional On-Pump CABG Procedures. Conventional on-pump CABG procedures are particularly invasive and traumatic to the patient, typically requiring the surgeon to open the patient’s chest cavity by splitting the sternum and to place the patient on a pump to circulate the blood throughout the body. Redirecting the blood flow to a pump enables the surgeon to clamp the aorta and stop the heart, which results in a motionless and bloodless field in which the surgeon can perform the difficult and tedious task of manually suturing the small vessels to one another. The absence of blood flow and motion are important factors in ensuring precision and providing positive clinical outcomes; however, the use of a pump for circulation exposes the patient’s blood to foreign surfaces, which has been shown to increase the incidence of bleeding and short-term neurocognitive defects. Additionally, stopping the heart may result in impairment or damage to the heart muscle. Moreover, clamping of the aorta has been shown, in clinical studies, to cause the release of particles into the blood stream that may produce blockages in other parts of the body, such as the brain. Blockages in the brain can lead to neurological damage, including strokes. Clamping the aorta also carries the risk of injury to the vessel wall with later bleeding complications. Notwithstanding these potential problems the majority of CABG procedures performed today use this on-pump technique.
      Off-Pump CABG Procedures. In 1995, a new method of performing CABG was introduced that avoids the use of external pumps, requiring the surgeon to perform the anastomosis while the heart is beating. The clinical literature suggests that this procedure, termed off-pump coronary artery bypass, or OPCAB, offers several benefits, including reductions in bleeding, kidney dysfunction, short-term neurocognitive dysfunction and length of hospital stay. OPCAB is currently used in approximately 25% of all CABG procedures performed in the United States.
      Notwithstanding these advantages, the technical challenges inherent in OPCAB have impeded its widespread adoption. Because the patient’s heart is beating during the procedure, the surgeon is required to perform the delicate anastomosis on a target vessel, which could be as narrow as one millimeter in internal diameter, while the vessel is moving with each heart contraction. The technical demands of the procedure, together with the longer learning curve required to achieve surgical proficiency, may also initially adversely affect long-term graft patency and completion of revascularization. In addition, surgeons will still typically be required to place a partially occluding clamp on the ascending aorta to hand suture the proximal vein graft anastomosis. As a result, even in OPCAB procedures, patients still face the risk of the serious adverse effects associated with the application of aortic clamps.
      Minimally Invasive Endoscopic Procedures. Recently, a very small number of CABG procedures have been performed using minimally invasive endoscopic procedures to reduce patient trauma. In this approach, the sternum is left intact and the surgery is performed through small access ports. The anastomoses are performed on selected, readily reachable vessels using special surgical instruments, and this procedure requires special surgical skills. Although endoscopic procedures offer the promise of faster post-operative patient recovery times, rapid ambulation, long-term graft patency and a low incidence of adverse outcomes, there are a number of challenges to wide-scale realization of that potential, in particular, the absence of a method to enable surgeons to perform reproducible and effective anastomoses that can be rapidly deployed through small incisions. Currently, it is estimated that fewer than 3% of CABG patients are eligible for minimally invasive endoscopic techniques.
          Surgical Techniques for Anastomoses
      The current method of performing anastomoses, the most critical aspect of CABG procedures, typically employs tedious and time-consuming hand-sewn placement of individual stitches with a continuous suture to connect the bypass graft to the aorta or coronary vessels. Conventional anastomosis can require ten to 25 minutes to suture, depending upon the size of the vessels. Proper vessel alignment and suture tension among the many individually placed fine stitches are critical for optimal bypass graft blood flow and function. Furthermore, long-term clinical outcomes may be improved if the anastomosis is “compliant,” that is, if its shape and size can adapt to changes in flow and blood pressure by placement of many single sutures rather than one continuous suture. However, most surgeons prefer the use of a continuous suture because placement of individual sutures may be more technically challenging and time-consuming. Whether the surgeon elects to operate on the patient on- or off-pump, a hand-sewn proximal anastomosis generally requires clamping of the aorta and therefore carries with it the risk of neurological damage and other serious adverse effects. Recently, new technology has been introduced that allows the surgeon to perform hand-sewn proximal anastomoses to the aorta without clamping of the aorta. These facilitating devices temporarily cover the opening in the aortic wall from the inside while the surgeon places the stitches to create the anastomosis and are removed after the anastomosis has been completed to allow blood flow into the bypass graft. We believe these systems, in their current implementations, are not suitable for endoscopic bypass surgery.
      The laborious and time-consuming nature of manually applied sutures and the limitations associated with their use, together with advances occurring in coronary surgical procedures, have fueled the need for easy-to-use, fast and highly reliable automated systems to expedite and standardize the performance of anastomoses in CABG procedures. Although a number of companies have attempted to develop automated systems to perform anastomoses, to date only one system, which is for use in performing a proximal anastomosis, is currently commercially available in the United States.
Our Solutions
      We design and manufacture proprietary automated anastomotic systems used by surgeons to perform anastomoses during on- or off-pump CABG procedures. We believe that by enabling consistent and reliable anastomoses of the vessels at this most critical step in CABG surgery through a fast, automated process, our products can improve the quality and consistency of these anastomoses, which we believe will ultimately contribute to improved patient outcomes. We have designed our products to meet the needs of surgeons, including:

•	Physiological features. Our clips use medical grade stainless steel that is identical to that used in conventional coronary stents, which is known to be compatible with the human body (in the absence of allergies to certain components of medical grade stainless steel). Our products minimize trauma to both the graft and target vessel during loading and deployment, thereby reducing the risk of scar formation and associated narrowings or occlusions. Additionally, our PAS-Port system can be used without clamping the aorta, which has been shown to be a cause of adverse events, including neurological complications. In addition, our C-Port system creates compliant anastomoses, which potentially allow the shape and size of the anastomosis to adapt to changes in flow and blood pressure.

•	Handling features. Our anastomotic systems can create anastomoses more rapidly than hand suturing, resulting in a surgical procedure that can be performed more quickly. For example the PAS-Port system can be set-up and deployed in approximately three minutes compared with approximately ten to 25 minutes for a hand-sewn anastomosis. In addition, the system is easy to use, typically requiring only a few hours of training to become technically proficient in the technique. The C-Port system is compatible with coronary arteries as small as one millimeter in internal diameter, which is typically the lower limit of target vessels considered to be candidates for revascularization. The C-Port system can also be deployed at various angles, allowing access to all coronary targets during both on- and off-pump procedures. Both the C-Port system and the PAS-Port system are designed as integrated products, where all steps necessary to create an anastomosis are performed by a single tool, with one user interface. The need for target vessel preparation is minimal for the PAS-Port system, a feature that is especially important in patients undergoing a second or third coronary bypass procedure with the presence of significant scarring in and around the heart and aorta.

•	Standardized results. Our products enable consistent, reproducible anastomoses, largely independent of surgical technique and skill set, using a wide range in quality of graft tissues. In comparison with hand-sewn sutures, our systems offer mechanically-governed repeatability and reduced procedural complexity.

•	Reduced costs. Because our products can help to expedite the CABG procedure, we believe that they may contribute to reduced operating room time and associated expenses, partially offset by the increased cost of our products compared to current alternatives, such as sutures. Additionally, our C-Port system creates anastomoses rapidly and does not require the interruption of blood flow. It may reduce some of the technical challenges inherent in performing anastomosis in off-pump procedures, which may advance adoption of the off-pump approach. By helping more surgeons perform off-pump CABG, the need for a costly pump may also be reduced or eliminated, thereby potentially reducing the total costs of the procedure. Finally, to the extent complications such as strokes or injury to the heart muscle decrease, post-operative costs of a CABG procedure may be significantly reduced.
Our Strategy
      Our goal is to become the leading provider of automated anastomotic systems for cardiac bypass surgeries. Although CABG may offer the most effective treatment for many patients with coronary artery disease, patients are often deterred by the invasiveness and trauma associated with the procedure. As a result, some patients may opt to accept less invasive procedures, such as balloon angioplasty and coronary stent implantation, even though the procedure may result in a less favorable outcome for that patient. For CABG to be a more attractive treatment alternative, surgeons must strive to decrease the invasiveness and trauma associated with current procedures by introducing endoscopic or keyhole surgery for CABG, similar to the success seen in laparoscopic or arthroscopic procedures over the past decade. However, for endoscopic CABG to be widely adopted, several challenges must be overcome, including, most significantly, the development and successful implementation of innovative technology that safely accomplishes the most critical step in this procedure, the anastomosis. We believe that our anastomotic technology will become a key enabling technology for endoscopic CABG.
      We believe we must follow a step-by-step process of technology development and market introduction to achieve our goals. In the first step, we must show strong clinical evidence that our products are safe and effective in an open chest setting, an environment in which the surgeon currently feels most comfortable. Anastomotic systems are disruptive technology and, to gain the trust and confidence of cardiac surgeons, we must carefully familiarize them with these systems. If we are successful in this first step of the process and the surgical community has started to adopt this technology in open chest surgery, the second step would involve introducing follow-on products that have been tested in a closed chest setting and have incorporated all the features necessary to safely and effectively perform this type of procedure.
      The principal elements of our strategy to achieve our vision and goals include:

•	Driving market adoption of the C-Port and PAS-Port Systems. We intend to drive commercial adoption of our C-Port system and, if cleared or approved by the FDA, our PAS-Port system and future products by marketing them as integrated anastomotic tools for use in both on- and off-pump CABG procedures. We believe clinical data from our product trials and evidence of the cost-effective nature of our systems compared with alternatives will be key factors in driving physician adoption of our products. We intend to continue to seek to obtain persuasive clinical data on patient outcomes, procedure times and costs and quality of outcome through post-marketing studies, registry trials and physician-initiated studies to further drive market adoption.

•	Expanding our sales and marketing effort. We are beginning to build a direct sales force to market and sell the C-Port system in the United States. We expect our U.S. sales force will include clinical specialists who are skilled in training cardiovascular surgeons in the use of our products. We plan to initially target selected top-tier cardiac surgery centers and to conduct intensive focused marketing and training of surgeons affiliated with those centers. Through this effort, we will seek to capitalize on their reputations in the cardiac surgical community to increase both confidence in and demand for our products. We also intend to increase the number of distributors carrying our products in Europe and Asia. If we obtain

FDA clearance or approval of the PAS-Port system or other products in the field of cardiac surgery, the same sales force will be responsible for selling these products.

•	Capitalizing on our proprietary technology to develop next-iteration products for endoscopic cardiac procedures. We believe that the evolution of endoscopic CABG procedures, which would offer faster post-operative patient recovery times, long-term graft patency and a low incidence of adverse outcomes, could increase the number of CABG procedures performed. To help propel the effort toward more viable cardiac endoscopic procedures, we plan to develop flexible, next-iteration automated anastomotic systems designed to facilitate minimally invasive endoscopic CABG. We have received a grant from the National Institute of Health, or NIH, which will, in part, support us in our efforts to reach the goal of developing products for use in endoscopic surgery.

•	Establishing a strong proprietary position. As of September 30, 2005, we had 29 issued U.S. patents, 62 additional patent applications in the United States and another six patent applications filed in selected international markets. We plan to continue to invest in building our intellectual property portfolio.

•	Leveraging our core competency to develop innovative products for other surgical applications. We believe that our core technology, which comprises extensive technological innovations, can be adapted for a variety of surgical applications and disease indications. For example, we are currently developing products for use in other applications, such as vascular closure. We plan to continue to seek market opportunities in related fields to develop additional products that leverage our core strengths in surgical stapling and closure.

Our Products
      We have developed three proprietary systems to perform anastomoses, the C-Port system, the C-Port xA Distal Anastomosis System, or C-Port xA system, and the PAS-Port system. The C-Port system automates a distal anastomosis between the graft vessel and target artery. This system has been studied using veins rather than arteries as the graft vessel and has received FDA 510(k) clearance for the creation of anastomoses between grafts and target vessels generally. The C-Port xA system, developed as an iteration of the C-Port system, has been studied in animals using veins and arteries as the bypass graft vessel, and we have submitted a 510(k) application for the C-Port xA system in December 2005. The PAS-Port system automates the performance of a proximal anastomosis between a graft vessel, typically a saphenous vein, and the aorta. A study shows that patients who undergo a CABG procedure typically receive at least three bypass grafts, of which we believe a majority are performed using one artery and two veins as the bypass graft vessels.
          C-Port® Distal Anastomosis System
      Our C-Port system, which may be used in either on- or off-pump CABG procedures, is designed to perform an end-to-side distal anastomosis by attaching the end of a bypass vein graft to a coronary artery downstream of an occlusion or narrowing. The system uses miniature stainless steel staples to securely attach the bypass graft to the coronary artery. As depicted in Figure 2, the individually placed staples inserted by the C-Port system mimic individual sutures, expeditiously and easily creating a compliant anastomosis. In contrast to a non-compliant hand-sewn anastomosis using a continuous suture, the compliant nature of the C-Port anastomosis potentially allows the anastomosis to adapt to changes in blood flow or pressure. Our C-Port system is effective in creating compliant anastomoses in vessels as small as one millimeter in internal diameter. In addition, the C-Port system has been designed to:

•	perform an end-to-side anastomosis without interruption of native coronary blood flow, which is not possible in a conventional hand-sewn anastomosis during off-pump surgery without the use of a temporarily placed vascular shunt;

•	be compatible with vein grafts of diameters between 4 millimeters and 6 millimeters and wall thicknesses less than 1.4 millimeters;

•	achieve nearly complete alignment of the natural blood lining surfaces of the coronary artery and the vein graft to minimize scarring and potential occlusion of the anastomosis; and

•	minimize the amount of foreign material in the blood stream that may cause clotting and subsequent graft failure.

Figure 1: C-Port Distal Anastomosis System	Figure 2: C-Port Anastomosis
      In preparing to deploy the C-Port system, the surgeon cuts the end of the bypass graft as he would for a hand-sewn anastomosis and attaches the graft to four hooks situated on the base of the cartridge. The surgeon then creates a small incision in the target coronary artery and inserts the anvil, a small metal structure of one millimeter diameter. Pressing the button on the C-Port system handle, the surgeon lowers the cartridge with the graft attached onto the target coronary artery and then deploys the staples through the graft and coronary artery against the anvil. The staples are formed on the anvil surface, joining the coronary artery and graft. In addition, a small knife located inside the anvil is released to cut the coronary artery from the inside out to create an opening in the coronary wall through which the blood can flow. Following completion of the anastomosis, the surgeon removes the anvil from the coronary artery and manually stitches the small opening initially created to insert the anvil.
      The C-Port system is currently approved for use in Europe, and in November 2005, we received 510(k) clearance to market the C-Port system in the United States.

C-Porttm xA Anastomosis System
      Figure 3: C-Port xA Anastomosis System
      The C-Port xA system is our next-iteration C-Port system. We have applied for 510(k) clearance of the C-Port xA system for the same intended use as the C-Port system. The C-Port xA system features several modifications designed to improve the safety and reliability of the system, including a change from a spring-driven to a gas release-driven stapling mechanism, optimizing the staple configuration to further stabilize the graft; incorporation of non-traumatic vessel clamps to better position the graft vessel for anastomosis; and incorporation of safety mechanisms to minimize the chance of unintentional staple deployment. The C-Port xA system is also designed to deploy more staples around the periphery of the anastomosis than the original C-Port system to help ensure leak-proof sealing without the need for additional stitches at either end of the anastomosis, as may currently be required with the C-Port system.
          PAS-Port® Proximal Anastomosis System
      Our PAS-Port system is a fully automated device used to perform an end-to-side proximal anastomosis between a saphenous vein and the aorta. To complete a proximal anastomosis, the cardiac surgeon simply loads the bypass graft vessel into the PAS-Port system, places the end of the delivery device against the aorta and turns the knob on the opposite end of the delivery tool. The device first creates an opening in the aorta and subsequently securely attaches the bypass graft to the aortic wall, using a medical grade stainless steel implant that is formed into its final shape by the delivery tool. The innovative design of the PAS-Port system allows the surgeon to load the bypass graft and rapidly complete the anastomosis, typically in approximately three minutes, with little or no injury to the bypass graft vessel or the aorta.

Figure 4: PAS-Port® Proximal Anastomosis System	Figure 5: Cross-Section of PAS-Port anastomosis
      An important advantage of our PAS-Port system is that, in contrast to conventional hand-sewn proximal anastomoses, the vascular connections created can be performed without clamping the aorta, potentially avoiding the associated risks such as neurological complications. Surgeons use our PAS-Port system in conventional CABG procedures and in OPCAB. While we are not aware of any patients who required additional surgery to correct leakage from an anastomosis performed with our PAS-Port system, the design of the PAS-Port requires an additional stitch intra-operatively to obtain hemostasis (absence of bleeding in the anastomosis site) in approximately 5% to 10% of the deployments. Additional stitches may be required intra-operatively in an individual anastomosis depending on the quality of the target and graft vessels, adequacy of target site preparation and quality of the loading of the graft to the deployment cartridge. We will be working on adaptations to the PAS-Port system for use in endoscopic applications.
      The PAS-Port system is approved for sale and marketed in Europe and Japan. As of September 30, 2005, over 2,400 PAS-Port systems had been sold, primarily in Japan. In addition, we have recently obtained conditional approval from the FDA for an Investigational Device Exemption to conduct a prospective, randomized, multi-center and multi-national clinical trial to evaluate the safety and efficacy of the PAS-Port system.
Future Product Programs
      Our product research and development efforts are focused on building innovative devices that enhance our current products or leverage our core competency in mechanical clip formation for applications in endoscopic

CABG and other medical fields. We currently have active programs to design and develop the following products:

Endoscopic Anastomosis System (C-Port Flex A System)
      Figure 6: C-Port Flex A Anastomosis System
      The C-Port Flex A Anastomosis System, or the C-Port Flex A system, includes modifications to the C-Port xA system that are designed to enable automated anastomoses to be performed as part of robot-facilitated CABG procedures. The C-Port Flex A system includes all the features and benefits of the C-Port xA system and has a flexible, rather than rigid, shaft. The flexible shaft is designed to allow the working end of the device that creates the anastomosis to be inserted through a 12-millimeter diameter port to access the chest cavity and heart. The device would then be loaded with the bypass graft vessel inside or outside the chest cavity and deployed to create the anastomosis to the coronary artery. This product is designed to enable technology for completion of robotically assisted, including endoscopic, CABG surgery through four or five relatively small incisions between the ribs. Avoiding both the incision through the sternum and the use of a pump should significantly reduce patient trauma and accelerate post-operative recovery. We are currently conducting preclinical animal-model studies with the C-Port Flex A, supported in part by a grant from the NIH.

X-Porttm Vascular Access Closure Device
      We believe that our proprietary technology used in our automated vascular anastomosis systems may provide an innovative, simple mechanical solution to close the vascular access sites used in interventional vascular procedures. We are currently designing the X-Porttm Vascular Access Closure Device, or X-Port, to address this clinical need.
      Similar to our other products, the X-Port consists of a deployment tool and a vascular clip. At the end of an interventional vascular procedure, the surgeon would insert the deployment tool into a standard introducer sheath and then simply press a button to deploy a micro-stainless steel clip over the opening in the vessel wall, sealing off the vascular access site.
      Currently, vascular closure is accomplished by one of two methods, manual compression or alternative vascular closure devices. Simple manual compression, the most frequently used method of closure, is a time-consuming process that requires the patient to lie flat while pressure is manually applied directly to the access site for an average of 25 minutes. Once this initial period of compression is completed, the patient must continue to remain immobile for up to another four to 24 hours, depending upon the amount of anticoagulant drug therapy used during and after the procedure. Manual compression causes patient discomfort, is resource intensive and can increase the duration of the patient’s hospitalization. As a result, a variety of devices have been developed and commercialized to replace manual compression. Most of these products substantially decrease the duration of hospitalization, time to ambulation and, in most instances, patient discomfort.
      It is estimated that approximately 8.5 million diagnostic and interventional catheterization procedures will be performed worldwide in 2005. In each of these procedures, the access site must be closed by one of these closure methods. It is estimated that in approximately 45% of these patients a device is employed. The worldwide market for femoral artery closure devices is estimated to be approximately $500 million in 2005 and is estimated to increase to approximately $790 million by 2008.
      We have targeted this rapidly growing market because we believe that, by integrating many of the desired features into a single product, the X-Port, if it is successfully developed and receives regulatory clearance or approval, may be well-positioned to outperform existing vascular access closure devices. The X-Port is designed to have the following advantages:

•	a simple user interface;

•	placement through the same introducer sheath used for the interventional procedure;

•	minimal amount of foreign material in the vessel wall with only a fraction of this material exposed to blood;

•	a low manufactured cost; and

•	scalable to various sizes of introducer sheaths.
      We are currently conducting preclinical animal-model studies of the X-Port to assess its safety and efficacy.
Agreement with Cook Incorporated
      On December 9, 2005, we entered into an agreement with Cook Incorporated, or Cook, to develop the X-Port. Under the agreement, we and Cook will jointly develop the X-Port, under the direction of a Development Committee that includes representatives from each party. Cook receives an exclusive, worldwide, royalty-bearing license, with the right to grant sublicences, to make, have made, use, sell, offer for sale and import the X-Port for medical procedures in any part of the body. The parties may also agree to perform research on the product in new formats, in which case Cook would reimburse us for work we perform in connection with such research.
      We will receive an initial payment of $500,000 after we complete, to Cook’s satisfaction, certain tasks under an agreed upon development plan. Cook will also pay us up to a total of an additional $1.5 million in the form of milestone payments that become due upon achievement of certain development milestones. Additionally, we will receive a royalty based on Cook’s annual worldwide sales of the X-Port. This royalty is reduced if Cook sells a designated number of product units per calendar year for a defined period of time, and may also be reduced if patents are not issued covering the product in certain countries within a defined period of time. Certain minimum royalty payments are required under the agreement, which may be reduced during time periods in which certain product improvements are being developed because product sales are unexpectedly low for reasons other than Cook’s failure to commercialize diligently the product.
      Cook must use commercially reasonable efforts to develop a production version of the product, and to apply for a CE mark and for FDA approval of the product, at its own expense. Additionally, Cook must use commercially reasonable efforts to commercialize the product following regulatory approval. We must supply a certain number of product units for Cook’s use in development of the product. Cook has the right to manufacture the product during later stages of development, and has the obligation to supply the product for commercial purposes. The term of the agreement will expire on December 9, 2025, subject to renewal by mutual agreement between Cook and us. Cook may terminate the agreement for convenience at any time, and either party may terminate the agreement for uncured material breach by the other party.
      If the agreement is terminated either by Cook for convenience, or by us for Cook’s material breach, then Cook must pay to us a pro-rated payment for work performed by us under the development plan prior to such termination, not to exceed an amount equal to the milestone payments made during the term of the agreement plus $300,000. Additionally, in such case, Cook must transfer to us certain technology and regulatory filings and assist us in other respects to enable us to develop, manufacture and commercialize the product, and Cook agrees not to sue us under certain intellectual property rights as necessary to allow us to continue, on our own or with or through third parties, to make, use, sell, offer for sale and import the product anywhere in the world for use in medical procedures in the body. In such case, for five years after such termination (unless a court does not determine that our termination for Cook’s breach was proper), Cook cannot grant to any competitor of ours a license under Cook’s intellectual property rights to facilitate the competitor in making, using, selling, offering for sale or importing the X-Port or any improvement anywhere in the world for use in medical procedures in the body.
      If Cook terminates the agreement for our breach after it has paid to us all of the milestone payments, then Cook’s license survives such termination, subject to its continuing obligation to pay royalties to us. If Cook terminates the agreement for material breach by us in failing to meet any of the milestones defined in the agreement, then we must repay the initial fee and the milestone payments, less certain costs we incurred in developing the product.
      Cook has the first right to enforce the X-Port intellectual property against third parties, and Cook bears all expenses associated with such enforcement unless we choose to participate. We may undertake such enforcement if Cook permits us to do so. In the event that a third party takes legal action to assert intellectual property rights against us and/or Cook with regard to the X-Port product, then Cook may offset against the total royalty payment due to us a portion of any monies expended by Cook in defending against the action.
Clinical Trial Summary and Timeline

Regulatory Status

International
      The C-Port system received the CE Mark in April 2004 and the PAS-Port system received the CE Mark in March 2003. The PAS-Port system also received regulatory approval to be sold in Japan in January 2004. We plan to submit the C-Port xA for regulatory approval in Europe and Japan as well.
          United States
      We commenced our European pivotal clinical trial to study our PAS-Port system in 2002. In 2001 and 2002, the FDA approved two proximal anastomosis devices for sale in the United States, the Symmetry system developed by St. Jude Medical and the CorLink system developed by Bypass, Inc. and Johnson & Johnson. The design of the pivotal clinical trial for the PAS-Port was based on the trial designs of these two predicate devices. We submitted the results of our pivotal clinical trial for the PAS-Port system to the FDA in an application for 510(k) clearance in 2003. After receiving reports of apparently device-related adverse events with the Symmetry device, the FDA revisited the criteria for a 510(k) clearance of subsequent anastomosis products. The FDA sponsored a special panel meeting on March 19, 2004 to redefine objective performance criteria for safety and efficacy of anastomosis products, which are significantly more rigorous than when we submitted our data. Following redefinition of the objective performance criteria, we resubmitted pooled data from two trials evaluating safety and efficacy of the PAS-Port system to the FDA. In April of 2005, the FDA asked the Circulatory System Devices Panel to consider the data submitted on the PAS-Port system. The panel concurred that vascular anastomotic devices have great potential and the data regarding the PAS-Port system looked promising. The majority of panel members, however, believed that more robust data were required. Following this recommendation from the panel, we withdrew our 510(k) submission. To collect data to address the new criteria, we obtained a conditional approval of an Investigational Device Exemption, or IDE, for a new randomized prospective clinical trial to be conducted in the United States and Europe.
      We commenced our pivotal clinical trial to study our C-Port system in 2003 and submitted the data from this trial in an application for 510(k) clearance in 2004. We received 510(k) clearance from the FDA to market the C-Port system in the United States in November 2005. In December 2005, we submitted an application for 510(k) clearance of the C-Port xA system using the C-Port as a predicate device.

International Clinical Studies

	Number and	Enrollment	Number
	Location of	Completion	of		Length of	Regulatory
Study	Sites	Date	Patients	Objective	Follow-up	Status

C-Port Pivotal Trial	5 European Sites	February 2004	133	Determine safety and efficacy of distal anastomotic device	12 months	• CE Mark received in Europe • 510(k) clearance obtained in United States

PAS-Port European Pivotal Trial	3 European Sites	September 2002	55	Determine safety and efficacy of proximal anastomotic device	24 months	• CE Mark received in Europe • IDE conditionally approved in United States

PAS- Port II Trial	4 European Sites	February 2004	54	Increase data pool for study of safety and efficacy with an improved PAS-Port device	12 months

C-Port Pivotal Trial
      The C-Port system pivotal trial was designed to prospectively assess the safety and effectiveness of the C-Port system in creating an anastomosis between a coronary artery and a vein graft harvested from the patient. The primary effectiveness endpoint was angiographic evidence of patency at six months and absence of major adverse cardiac events, or MACE, at one year.
      Patient enrollment for the C-Port system pivotal clinical trial began in July 2003. Ultimately, 133 patients met the criteria for enrollment in this multi-center, prospective, non-randomized clinical trial conducted in four hospitals in Germany and one hospital in Switzerland. In this study, surgeons successfully used the C-Port system for anastomosis for 113, or approximately 85%, of these patients. Of the remaining 20 patients, three died for reasons that were unrelated to the device, 16 were converted to hand-sewn anastomoses, and the coronary target vessel for one patient was deemed unsuitable after intra-operative site assessment. Intra-operative conversion to a hand-sewn anastomosis was necessary for 16 grafts due to a variety of factors. We believe inadequate target site preparation and excessive coronary wall thickness (> 0.75 mm) were responsible for the need to convert to hand-sewn anastomoses for seven patients, inadequate site preparation was responsible for the need to convert to hand-sewn anastomoses for five patients, inadequate inter-operative coronary run-off was responsible for the need to convert to hand-sewn anastomoses for three patients (including two exhibiting inadequate flow), and excessive graft thickness (> 1.4 mm) was responsible for the need to convert to hand-sewn anastomosis for one patient. We do not believe any of the conversions were directly or indirectly associated with C-Port device use or failures. In 45 of these patients (40%), the C-Port systems were used in small diameter coronary arteries with an internal diameter of 1.5 millimeters. At six and 12 months following the surgical procedure involving the C-Port system, 105 patients and 107 patients, respectively, were available for clinical follow-up. Graft patency was assessed angiographically prior to discharge and again at six months following the procedure. The six-month assessment indicated patent grafts in 92.1% of the patients assessed angiographically. By contrast, an analysis of published data studying hand-sewn anastomoses generally showed average patency of approximately 84% at six months following the procedure in more than 28,000 bypass grafts collectively studied. At 12 months, two of the implanted patients did not reenroll for evaluation and, of the remaining 111 patients implanted, nine had died and none of the others had suffered myocardial infarction or required revascularization of the target vessel.
      After submitting the results from the clinical trial and implementing corrections to resolve the minor mechanical reliability problems, the C-Port system received the CE Mark and was approved for sale in Europe and, in November 2005, received 510(k) clearance from the FDA for marketing in the United States.

          PAS-Port European Pivotal Trial
      The PAS-Port European pivotal trial was designed to prospectively assess the safety and effectiveness of the PAS-Port system in creating an anastomosis between an aorta and a vein graft harvested from the patient. We sought to demonstrate rates of patency at six months that were at least as favorable as those for hand-sewn anastomoses as well as absence of MACE at two years. Based on the FDA’s criteria as defined in March 2004, quantitative angiography was to be used to assess patency of grafts connected with an anastomotic device at a minimum of six months after surgery. Following March 2004, the FDA expects an average vein graft patency rate of at least 85% with a specified statistical confidence level. For the FDA’s purposes, graft patency is defined as less than 50% stenosis, or narrowing, at the site of the mechanical anastomosis, and patency must be determined by angiography and evaluated by an independent core laboratory.
      We enrolled 55 patients in this study, which commenced in June 2002. This multi-center, prospective, non-randomized clinical trial was conducted at three sites in Europe, two in Germany and one in Switzerland.
      Of the 55 patients enrolled in the study, 47 patients, or approximately 85%, were successfully implanted with an aggregate of 50 PAS-Port implants. In eight patients, the PAS-Port deployments were unsuccessful either due to technical errors with the PAS-Port or technique errors by the surgeons. Patients who were not successfully implanted with the PAS-Port device were successfully converted to hand-sewn anastomoses without compromise to long-term patient outcome.
      Graft patency was assessed angiographically prior to discharge and again at six months post-procedure. Angiograms were evaluated by a core laboratory at Stanford University Medical Center for independent analysis. The original study called for follow-up at three and six months. The study was later amended to obtain a two-year follow-up evaluation to meet FDA requirements for long-term follow-up. Clinical follow-up at three months was available on all 47 PAS-Port implanted patients, on 44 patients (93.6%) with PAS-Port implants at six months and on 42 PAS-Port implanted patients (89.4%) at two years. Angiograms were obtained at six months on 39 patients (42 PAS-Port grafts). Stress electrocardiograms, or ECG, tests were obtained at two years on 36 patients with 38 PAS-Port grafts.
      The angiographic observed rate of patency of the PAS-Port system at six months was 85.7% for the patients available for evaluation. Five patients with five PAS-Port grafts were evaluated by magnetic resonance imaging, or MRI, and these grafts were shown to be patent. Including this data, the overall patency was 87.2% at six months. At 24 months, three of the implanted patients did not reenroll for evaluation and, of the remaining 44 patients implanted, two had died, one had a myocardial infarction, and none required revascularization of the target vessel.
      This trial demonstrated favorable long-term (24-month) clinical outcomes for the patients implanted with the PAS-Port implant, including an overall patency rate after six months of 87.2%. Historical data compiled from many studies indicates a 84.1% patency rate for grafts anastomosed using hand-sewn suturing techniques and studied six months after surgery. This clinical trial also revealed minor mechanical reliability problems with the PAS-Port system that prevented successful implantation in several patients. After submitting the results from the clinical trial and implementing corrections to address the mechanical reliability problems, the product received the CE Mark and was approved for sale in Europe.
          PAS-Port II Trial
      To gain further clinical experience with the PAS-Port system, the PAS-Port device was also used in 54 of the 133 patients enrolled in the C-Port pivotal trial described above. In patients receiving more than one vein graft, the study protocol allowed usage of the PAS-Port system in additional vein grafts in which the C-Port system was not used.
      Of the patients in the C-Port pivotal trial, 50 patients were successfully implanted with an aggregate of 59 PAS-Port implants and discharged from the hospital. Clinical follow-up was available on 47 (94%) of these patients at three months and on 46 (92%) of these patients at six and 12 months. The original protocol called for follow-up at three and six months. The protocol was later amended to include a 12-month follow-up evaluation to meet FDA requirements for long-term follow-up. Angiograms were obtained at six month follow-up on

38 patients having an aggregate of 47 PAS-Port grafts. Stress ECG tests were obtained at 12 months on 42 patients (51 PAS-Port grafts).
      Angiograms were performed at six months and demonstrated average patency rates for the PAS-Port grafts of approximately 95.7%. At 12 months, two patients did not reenroll for evaluation, and of the remaining 46 patients implanted, two patients had died, three required revascularization of the target vessel and none had suffered myocardial infarction.
      Based on the PAS-Port European pivotal trial and the additional data gathered during the PAS-Port II trial, we believe we have confirmed the safety and effectiveness of the PAS-Port system; however, our data did not achieve the level of statistical confidence required to obtain FDA clearance at that time. As discussed under “Clinical Trial Summary and Timeline — Regulatory Status, United States” above, the Circulatory System Devices Panel determined that additional data is required before a conclusion as to safety and effectiveness could be formed by the FDA. We cannot assure you that additional data we obtain will be as favorable as the data discussed above or will establish the safety or efficacy of our PAS-Port system.
          Post-Marketing Surveillance
      Post-marketing studies are conducted to provide data regarding disease treatment outcomes. These studies often collect acute, procedural, safety and long-term efficacy data. Acute data from post-marketing studies on CABG procedures often describe the amount of stenosis immediately pre- and post-procedure, and provide data as to procedure-related morbidity, such as heart attack or stroke. Long-term efficacy data collected weeks, months or years after a procedure can be measured in terms of patency or re-intervention rates. Reintervention, also referred to as revascularization, rates measure the number of grafts that have required treatment within a defined period of time because of narrowing or occlusion.
      Studies are subject to a number of factors that can influence results, making it difficult to draw general conclusions. The rate of graft occlusion and the need for re-intervention may be influenced by factors unrelated to the method of treatment, such as the type of artery in which the stenosis is located or a patient’s overall health. Because of the relatively small number of treated patients, these factors can influence the meaningfulness of clinical study results. Consequently, findings from one study should not be used to predict limitations or benefits of a particular means of treatment.
      The PAS-Port system has been marketed in Europe since March 2003 and in Japan since January 2004. Since commercial launch, we have sold more than 2,400 PAS-Port systems. We have obtained data on the performance of the PAS-Port system from three different sources:

•	Cardica sponsored European PAS-Port Registry

•	Investigator sponsored single center, prospective, randomized trial (Heartcenter Leipzig)

•	Cardica initiated world-wide post-market survey
      European PAS-Port Registry. A multi-center patient registry for the PAS-Port system was compiled from data reported by five centers in Europe, which reported data on 95 patients implanted with 123 PAS-Port devices between April 2003 and March 2004. The registry was designed to collect information on the performance of the delivery system during the formation of the anastomosis and to assess any device-related adverse events in the short-term following the procedure. There were no defined exclusion criteria; therefore, this registry was conducted in a patient population that we believe had a greater extent of underlying coronary artery disease, co-existing cardiac conditions, previous coronary interventions or surgery and other adverse health factors than the patient populations in our clinical studies. Acute procedural success was demonstrated by a successful PAS-Port system deployment rate of approximately 95%. There were no reports of re-operation for revision or bleeding associated with a PAS-Port anastomosis. Average clinical follow-up in these patients was at seven months following surgery. In these follow-up evaluations, there were no PAS-Port-related patient deaths and only approximately 6.1% of grafts demonstrated stenosis or occlusion.
      Investigator-Sponsored Single Center Randomized Trial. In June 2005, data was presented at the annual meeting of the International Society for Minimally Invasive Cardiac Surgery describing results from a single center, prospective, randomized clinical trial comparing the PAS-Port system to hand-sewn anastomosis in patients requiring CABG. The primary outcome variable in this study was one-year graft patency assessed by computer tomography. An aggregate of 99 patients were enrolled in the study, of whom 51 were enrolled to receive anastomoses performed using the PAS-Port system and 48 were enrolled to receive anastomoses completed by hand-sewn sutures. Of the 48 patients originally enrolled for hand-sewing, five patients were converted to a PAS-Port anastomosis due to presence of severely calcified aortas, which makes hand-sewing more challenging, and one PAS-Port patient was converted to a hand-sewn anastomosis. At discharge, 55 PAS-Port-implanted patients and 39 hand-sutured patients had CT scans. These scans demonstrated graft patency of 100% in PAS-Port grafts and 97.4% in hand-sewn grafts. At 12 months, the patency rates of 32 patients with PAS-Port anastomoses and 15 patients with hand-sewn anastomoses were 96.8% and 86.7%, respectively.
      Worldwide Market Survey. We performed a post-market survey with five European centers and four Japanese centers using the PAS-Port system. The primary outcome variable evaluated in this survey was the incidence of myocardial ischemia and MACE in patients with PAS-Port devices. The surgeons using the PAS-Port system were asked to submit adverse outcomes of all patients that had received a PAS-Port implant. This study included 449 patients, and 496 PAS-Port implants were successfully implanted. During the follow-up period, which was approximately one year for most patients, 11 patients died. During this follow-up period, six, or approximately 1.3% of patients returned to the treating center for evaluation of recurrent chest pain. Stress-induced myocardial ischemia detected following CABG surgery may be unrelated to any of the bypass grafts installed, or the method used to perform the anastomoses on the grafts, during surgery but rather a function of progression of the native coronary artery disease.
      We intend to continue to gather additional clinical data for our products to further support our sales and marketing efforts. We believe these studies will primarily consist of registry trials and physician-initiated studies.
Sales and Marketing
      Our initial products focus on the needs of cardiovascular surgeons worldwide. We are beginning to build a direct sales force in the United States to sell our C-Port system, which received 510(k) clearance in November 2005. Our sales force will initially target selected influential surgeons in high volume cardiac surgery centers. Approximately half of all U.S. CABG procedures are performed at 225 cardiac surgery centers. We plan to selectively target institutions within this group of centers and to conduct intensive focused marketing and training for the C-Port system and for our products that receive FDA clearance or approval in the future. Through this effort, we hope to generate wider demand for our products by training well-respected clinical supporters of our products and leveraging their reputations in the clinical community. In addition, we intend to promote our systems at major medical conventions and through other marketing efforts such as seminars, workshops, brochures and internet-based training. We will also work with our investigators to present the results of our clinical trials at cardiovascular meetings.
      We currently distribute our PAS-Port system in Japan through our exclusive distributor, Century Medical, Inc., or Century. In the fiscal year ended June 30, 2005, sales to Century comprised approximately 33% of our net revenue. Century has a direct sales organization of approximately 16 representatives who are responsible for the development of the anastomotic device market and directly contact cardiac surgeons. Century provides clinical training and support for end-users in Japan. We provide Century with promotional support, ongoing clinical training, representation at trade shows and guidance in Century’s sales and marketing efforts. Our agreement with Century expires in July 2009. The agreement renews automatically for a second five-year term if Century meets certain sales milestones. Either party may terminate this agreement if the other party defaults in performance of material obligations and such default is not cured within a specified period or if the other party becomes insolvent or subject to bankruptcy proceedings. In addition, we may terminate the agreement within 90 days following a change of control by payment of a specified termination fee.
      Guidant distributed our products in Europe under a distribution agreement that terminated in September 2004. Guidant accounted for 75% of our total revenue in fiscal year 2004 and 65% of our total revenue in fiscal year 2005. The revenue generated from the distribution agreement in Europe was $0.4 million, or 48% of fiscal year 2004 revenue, and $1.0 million, or 50% of fiscal year 2005 revenue.

      We are currently building a distribution network in Europe for both our PAS-Port and C-Port systems. We have currently engaged SIC Systems as our exclusive distributor in Italy, and we may engage additional distributors in several other European countries; however, we do not anticipate significant product sales from Europe in part because their healthcare systems are difficult to penetrate for new higher cost medical products. We are continuing to sell to selected customers and will continue to evaluate further opportunities to expand our distribution network in Europe and in other parts of the world where the healthcare economics are conducive to the introduction and adoption of new medical device technologies.
Competition
      The market for medical devices used in the treatment of coronary artery disease is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. We believe the principal competitive factors in the market for medical devices used in the treatment of coronary artery disease include:

•	improved patient outcomes;

•	access to and acceptance by leading physicians;

•	product quality and reliability;

•	ease of use;

•	device cost-effectiveness;

•	training and support;

•	novelty;

•	physician relationships; and

•	sales and marketing capabilities.
      There are numerous potential competitors in the medical device, biotechnology and pharmaceutical industries, such as Boston Scientific Corporation, Edwards Lifesciences Corporation, Guidant Corporation, Johnson & Johnson, Inc., Medtronic, Inc. and St. Jude Medical, that are targeting the treatment of coronary artery disease broadly. Each of these companies has significantly greater financial, clinical, manufacturing, marketing, distribution and technical resources and experience than we have. In addition, new companies have been, and are likely to continue to be, formed to pursue opportunities in our market.
      The landscape of active competitors in the market for anastomotic solutions is currently limited. Medtronic, with its recent acquisition of Coalescent Surgical, obtained the only marketed proximal anastomotic system in United States, the Spyder, which deploys a series of nitinol-based U-Clips to attach a graft to the aorta. Several companies market systems designed to facilitate or stabilize proximal anastomoses, such as Guidant’s Heartstring Aortic Occluder and Novare Surgical Systems’ Enclose anastomotic assist device. St. Jude Medical previously had a commercially available proximal anastomotic system that was marketed both in the United States and Europe; however, St. Jude Medical voluntarily withdrew this product from the market in 2004. Johnson & Johnson has obtained FDA clearance for a proximal system that has been developed by Bypass Inc.
      Our C-Port system is the only automated anastomosis device for distal anastomosis cleared for marketing in the United States as of November 10, 2005. The only currently marketed facilitating device for distal anastomosis is the U-Clip, which substitutes clips for sutures, but still requires manual application of typically 12 to 14 individually placed clips per anastomosis by the surgeon.
      Currently, the vast majority of anastomoses are performed with sutures and, for the foreseeable future, sutures will continue to be the principal competitor for alternative anastomotic solutions. The sutures used for anastomoses in CABG procedures are far less expensive than automated anastomotic systems, and surgeons, who have been using sutures for their entire careers, may be reluctant to consider alternative technologies, despite potential advantages.

      In addition, cardiovascular diseases may also be treated by other methods that do not require anastomoses, including interventional techniques such as balloon angioplasty and use of drug-eluting stents, pharmaceuticals, atherectomy catheters and lasers. Further, technological advances with other therapies for cardiovascular disease such as drugs, local gene therapy or future innovations in cardiac surgery techniques could make other methods of treating this disease more effective or less expensive than CABG procedures.
      Our X-Port system, if developed and approved, would compete in the market for femoral artery closure devices. Two large competitors, St. Jude Medical and Abbott Vascular Devices, currently control over 80% of this market. St Jude Medical’s Angioseal vascular closure device, which is licensed from Kensey-Nash, is based on a collagen plug and has the leading market share. Other FDA-cleared products in this market include Abbott Vascular Devices’ suture-based Perclose and nitinol-based StarClose devices and Medtronic’s Angiolink Stapler. In addition to these large existing and potential competitors, there are a number of venture capital-backed private companies that are developing devices and technologies for this market.
Manufacturing
      Our headquarters provides space for our manufacturing operations, sterile products manufacturing, packaging, storage and shipping, as well as for our research and development laboratories and general administrative facilities. We believe that our current facilities will be sufficient to meet our manufacturing needs for at least the next two years.
      We believe our manufacturing operations are in compliance with regulations mandated by the FDA and the European Union. Our facility is ISO 13485:2003 certified. In connection with our CE mark approval and compliance with European quality standards, our facility was initially certified in June 2002 and has been inspected annually thereafter.
      There are a number of critical components and sub-assemblies required for manufacturing the C-Port and PAS-Port systems that we purchase from third-party suppliers. The vendors for these materials are qualified through stringent evaluation and monitoring of their performance over time. We audit our critical component manufacturers on a regular basis and at varied intervals based on the nature and complexity of the components they provide and the risk associated with the components’ failure.
      We use or rely upon sole source suppliers for certain components and services used in manufacturing our products, and we utilize materials and components supplied by third parties, with which we do not have any long-term contracts. In recent years, many suppliers have ceased supplying raw materials for use in implantable medical devices. We cannot quickly establish additional or replacement suppliers for certain components or materials, due to both the complex nature of the manufacturing processes employed by our suppliers and the time and effort that may be required to obtain FDA clearance or other regulatory approval to use materials from alternative suppliers. Any significant supply interruption or capacity constraints affecting our facilities or those of our suppliers would affect our ability to manufacture and distribute our products.
Third-Party Reimbursement
      Sales of medical products are increasingly dependent in part on the availability of reimbursement from third-party payors such as government and private insurance plans. Currently, payors provide coverage and reimbursement for CABG procedures only when they are medically necessary. Our technology will be used concomitantly in CABG procedures. We realize though that Cardica technologies will bring added costs to medical providers and may not be reimbursed separately by third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.
      We believe the majority of bypass graft patients in the United States will be Medicare beneficiaries. Further, private payors often consider Medicare’s coverage and payment decisions when developing their own policies. The Centers for Medicare & Medicaid Services, referred to as CMS, is the agency within the Department of Health and Human Services that administers Medicare and will be responsible for reimbursement decisions for the Cardica devices when used to treat Medicare beneficiaries during CABG surgery.

      Once a device has received approval or clearance for marketing by the FDA, there is no assurance that Medicare will cover the device and related services. In some cases, CMS may place certain restrictions on the circumstances in which coverage will be available. In making such coverage determinations, CMS considers, among other things, peer-reviewed publications concerning the effectiveness of the technology, the opinions of medical specialty societies, input from the FDA, the National Institutes of Health, and other government agencies. We cannot assure you that once our products are commercially available, they will be covered by Medicare and other third-party payors. Limited coverage of our products could have a material adverse effect on our business, financial condition and results of operations.
      In general, Medicare makes a predetermined, fixed payment amount for its beneficiaries receiving covered inpatient services in acute care hospitals. This payment methodology is part of the inpatient prospective payment system, or IPPS. For acute care hospitals, under IPPS, payment for an inpatient stay is based on diagnosis-related groups, or DRGs, which include reimbursement for all covered medical services and medical products that are provided during a hospital stay. Additionally, a relative weight is calculated for each individual DRG which represents the average resources required to care for cases in that particular DRG relative to the average resources required to treat cases in all DRGs. Generally, DRG relative weights are adjusted annually to reflect changes in medical practice in a budget neutral manner.
      CMS has made no decisions with respect to DRG assignment when patients undergo CABG procedures in which our products would be used, and there can be no assurance that the DRG to which such patients will be assigned will result in Medicare payment levels that are considered by hospitals to be adequate to support purchase of our products.
      Under current CMS reimbursement policies, CMS offers a process to obtain add-on payment for a new medical technology when the existing DRG prospective payment rate is inadequate. To obtain add-on payment, a technology must be considered “new,” demonstrate substantial improvement in care and exceed certain payment thresholds. Add-on payments are made for no less than two years and no more than three years. We must demonstrate the safety and effectiveness of our technology to the FDA in addition to CMS requirements before add-on payments can be made. Further, Medicare coverage is based on our ability to demonstrate the treatment is “reasonable and necessary” for Medicare beneficiaries. The process involved in applying for additional reimbursement for new medical technologies from CMS is lengthy and expensive. Our products may not be awarded additional or separate reimbursement in the foreseeable future, if at all. Moreover, many private payors look to CMS in setting their reimbursement policies and payment amounts. If CMS or other agencies limit coverage and decrease or limit reimbursement payments for hospitals and physicians, this may affect coverage and reimbursement determinations by many private payors.
      Medicare policies allow Medicare contractors discretion to cover items involving Category B investigational devices. However, even with items or services involving Category B devices, Medicare coverage may be denied if any other coverage requirements are not met, for example if the treatment is not medically necessary for the specific Medicare beneficiary. In our conditionally approved IDE, the PAS-Port system has been classified by the FDA as a Category B1 device. To that end, the five planned U.S. investigational sites for our upcoming trial may be able to seek specific CMS reimbursement for use of the PAS-Port.
      For classification of physician services, the American Medical Association, referred to as the AMA, has developed a coding system known as the Current Procedural Terminology, or CPT. CPT codes are established by the AMA and adopted by the Medicare program in the Healthcare Common Procedure Coding System, to describe and develop payment amounts for physician services. Physician services are reimbursed by Medicare based on a physician fee schedule whereby payment is based generally on the number of “relative value units” assigned by CMS to the service furnished by the physician. No decision has been made concerning whether existing CPT codes would be appropriate for use in coding anastomosis procedures when our products are used or if new CPT codes and payment are required. We cannot assure you that codes used for submitting claims for anastomosis procedures using our products will result in incremental payment to physicians. CPT codes are used by many other third-party payors in addition to Medicare. Failure by physicians to receive what they consider to be adequate reimbursement for anastomosis procedures in which our products are used could have a material adverse effect on our business, financial condition and results of operations.

Research and Development
      As of November 30, 2005, we had 16 employees in our research and development department. We currently have a preclinical program to develop smaller devices designed for endoscopic use and for use with automated surgical robotic systems. Future research and development efforts will involve continued enhancements to and cost reductions for our current C-Port and PAS-Port systems. We are also exploring the development of other products that can be derived from our core technology platform and intellectual property. Research and development expenses for fiscal years ended June 30, 2003, 2004 and 2005 were $6.7 million, $5.8 million and $6.3 million, respectively. In August, 1999, we entered into a Sponsored Research Agreement with Stanford University to study the efficacy of our products in-vivo in Stanford’s animal lab. The original expiration date of the Agreement was June 15, 2000, and the agreement has been amended to extend the study through December 31, 2006. The total cost of the agreement to us is projected to be approximately $1.2 million, of which we have already paid approximately $1.0 million as of September 30, 2005. We expect research and development efforts and expenses to increase in absolute dollar terms as we enhance the capabilities of our current products and explore new applications and indications for our automated anastomosis technology platform.
Patents and Intellectual Property
      We believe our competitive position will depend significantly upon our ability to protect our intellectual property. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business. As of September 30, 2005, we have 29 issued U.S. patents, 62 additional U.S. patent applications and another six patent applications filed in select international markets. Our issued patents expire between 2018 and 2023.
      We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We typically require our employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships with us. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology, or that we can meaningfully protect our rights in unpatented proprietary technology.
      Patent applications in the United States and in foreign countries are maintained in secrecy for a period of time after filing, which results in a delay between the actual discoveries and the filing of related patent applications and the time when discoveries are published in scientific and patent literature. Patents issued and patent applications filed relating to medical devices are numerous, and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products, devices or processes used or proposed to be used by us. We are aware of patents issued to third parties that contain subject matter related to our technology. We believe that the technologies we employ in our products and systems do not infringe the valid claims of any such patents. There can be no assurance, however, that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of our products and systems.
      The medical device industry in general, and the industry segment that includes products for the treatment of cardiovascular disease in particular, has been characterized by substantial litigation regarding patents and other intellectual property rights. Any such claims, regardless of their merit, could be time-consuming and expensive to respond to and could divert our technical and management personnel. We may be involved in litigation to defend against claims of infringement by other patent holders, to enforce patents issued to us, or to protect our trade secrets. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products, devices or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition and results of operations. We intend to vigorously protect and defend our intellectual property. Costly and time-consuming litigation brought by us may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others. See “Risk Factors.”
      On October 28, 2005, we received a letter from Integrated Vascular Interventional Technologies, Inc., referred to as IVIT, advising us for the first time of IVIT’s effort (thus far unsuccessful) to provoke an interference in the U.S. Patent and Trademark Office between one of IVIT’s patent applications (serial no. 10/243,543) and a patent currently held by us (U.S. patent no. 6,391,038) and relating to the C-Port system. We also learned on that date that IVIT is attempting to provoke an interference in the U.S. Patent and Trademark Office between another of its U.S. patent applications (serial no. 10/706,245) and another of our issued patents (U.S. Patent No. 6,478,804). IVIT makes no specific demands in the letter, but alleges that it has an indication of an allowed claim and that it expects to receive a declaration of interference regarding that claim, and states that it would be “strategically beneficial” for us to discuss this matter prior to receiving a declaration of interference.
      An interference is a proceeding within the U.S. Patent and Trademark Office to determine priority of invention of the subject matter of patent claims. The decision to declare an interference is solely within the power of the Board of Patent Appeals and Interferences of the U.S. Patent and Trademark Office, and can be made only after claims in a patent application are allowed by the examiner and a determination is made that interfering subject matter exists. As yet, no claims have been allowed in either of IVIT’s two patent applications referenced above.
      We believe, after conferring with intellectual property counsel, that IVIT’s attempts to provoke an interference are unlikely to succeed, and we will vigorously defend our patents against such claims of interference, although there can be no assurance that we will succeed in doing so. We further believe that if IVIT’s patent claims are allowed in their present form, our products would not infringe such claims. There can be no assurance that IVIT’s patent claims, if allowed, will be in their present form, or that our products would not be found to infringe such claims or any other claims that are issued.
Government Regulation
      The FDA and other regulatory bodies extensively regulate the research, development, manufacture, labeling, distribution and marketing of our products. Our current products are regulated by the FDA as medical devices, and we are required to obtain review and clearance or approval from the FDA prior to commercializing our devices in the United States. As discussed above under the heading “Clinical Trial Summary and Timeline,” we obtained 510(k) clearance for marketing our C-Port system in the United States in November 2005. In addition, we have obtained conditional approval of an IDE for the PAS-Port system from the FDA to study this product in the United States and abroad in a prospective, randomized trial. We cannot assure you that we will obtain clearance or approval from the FDA for the PAS-Port, future iterations of the C-Port system or any other products.
      FDA regulations govern nearly all of the activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses. The activities that the FDA regulates include the following:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	pre-clinical testing in animals and in the laboratory;

•	clinical investigations in humans;

•	marketing applications, such as 510(k) notifications and PMA applications;

•	record keeping and document retention procedures;

•	advertising and promotion;

•	product marketing, distribution and recalls; and

•	post-marketing surveillance and medical device reporting, including reporting of deaths, serious injuries, device malfunctions or other adverse events.
      FDA’s Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device distributed commercially in the United States will require either prior 510(k) clearance or premarket approval, referred to as a PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices are subject to only general controls, such as establishment registration and device listing, labeling, medical devices reporting, and prohibitions against adulteration and misbranding. Class II medical devices generally require prior 510(k) clearance before they may be commercially marketed in the United States. The FDA will clear marketing of a medical device through the 510(k) process if the FDA is satisfied that the new product has been demonstrated to be substantially equivalent to another legally marketed device, or predicate, device, and otherwise meets the FDA’s requirements. Class II devices are also subject to general controls and may be subject to performance standards and other special controls. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a predicate device, are placed in Class III, generally requiring submission of a PMA supported by clinical trial data.
      510(k) Clearance Pathway. To obtain 510(k) clearance, we must submit a notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, i.e., a device that was in commercial distribution before May 28, 1976, a device that has been reclassified from Class III to Class I or Class II, or a 510(k)-cleared device. The FDA’s 510(k) clearance process generally takes from three to 12 months from the date the application is submitted, but can take significantly longer. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the device is automatically placed into Class III, requiring the submission of a PMA. Any modification to a 510(k)-cleared device that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance and may even, in come circumstances, require a PMA, if the change raises complex or novel scientific issues. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the device until 510(k) clearance or PMA is obtained. If the FDA requires us to seek 510(k) clearance or PMAs for any modifications, we may be required to cease marketing and/or recall the modified device, if already in distribution, until 510(k) clearance or PMA is obtained and we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to voluntary recall if we or the FDA determines, for any reason, that our products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.
      Premarket Approval Pathway. A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) notification process. A PMA must be supported by extensive data, including but not limited to data obtained from preclinical or clinical studies or relating to manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.
      After a PMA is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with Quality System Regulation, or QSR. New PMA applications or PMA supplements are required for significant modifications to the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.
      Clinical Trials. Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. To perform a clinical trial in the United States for a significant risk device, prior submission of an application for an IDE to the FDA is required. An IDE amendment must also be submitted before initiating a new clinical study under an existing IDE, such as initiating a pivotal trial following the conclusion of a feasibility trial. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, and any available data on human clinical experience, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The animal and laboratory testing must meet the FDA’s good laboratory practice requirements.
      The IDE and any IDE supplement for a new trial must be approved in advance by the FDA for a specific number of patients. Clinical trials conducted in the United States for significant risk devices may not begin until the IDE application or IDE supplement is approved by the FDA and the appropriate institutional review boards, or IRBs, overseeing the welfare of the research subjects and responsible for that particular clinical trial. If the product is considered a non-significant risk device under FDA regulations, only the patients’ informed consent and IRB approval are required. Under its regulations, the agency responds to an IDE or an IDE amendment for a new trial within 30 days. The FDA may approve the IDE or amendment, grant an approval with certain conditions, or identify deficiencies and request additional information. It is common for the FDA to require additional information before approving an IDE or amendment for a new trial, and thus final FDA approval on a submission may require more than the initial 30 days. The FDA may also require that a small-scale feasibility study be conducted before a pivotal trial may commence. In a feasibility trial, the FDA limits the number of patients, sites and investigators that may participate. Feasibility trials are typically structured to obtain information on safety and to help determine how large a pivotal trial should be to obtain statistically significant results.
      Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain the patients’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.
      Educational Grants. The FDA permits a device manufacturer to provide financial support, including support by way of grants, to third parties for the purpose of conducting medical educational activities. If these funded activities are considered by the FDA to be independent of the manufacturer, then the activities fall outside the restrictions on off-label promotion to which the manufacturer is subject.
      The FDA considers several factors in determining whether an educational event or activity is independent from the substantive influence of the device manufacturer and therefore nonpromotional, including the following:

•	whether the intent of the funded activity is to present clearly defined educational content, free from commercial influence or bias;

•	whether the third-party grant recipient and not the manufacturer has maintained control over selecting the faculty, speakers, audience, activity content and materials;

•	whether the program focuses on a single product of the manufacturer without a discussion of other relevant existing treatment options;

•	whether there was meaningful disclosure to the audience, at the time of the program, regarding the manufacturer’s funding of the program, any significant relationships between the provider, presenters, or speakers and the supporting manufacturer, and whether any unapproved uses will be discussed; and

•	whether there are legal, business, or other relationships between the supporting manufacturer and the provider or its employees that could permit the supporting manufacturer to exert influence over the content of the program.
      Pervasive and Continuing Regulation. There are numerous regulatory requirements governing the approval and marketing of a product. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•	QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to an adverse event, a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	notices of correction or removal and recall regulations.
Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims.
We have registered with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR, and other regulations, and these inspections may include the manufacturing facilities of our suppliers.
Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing marketing applications for new products or modifications to existing products;

•	mandatory product recalls;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.
      Fraud and Abuse and False Claims. We are directly and indirectly subject to various federal and state laws governing our relationship with healthcare providers and pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General of the U.S. Department of Health and Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.
      The Federal False Claims Act imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the United States Government. Damages under the Federal False Claims Act can be significant and consist of the imposition of fines and penalties. The Federal False Claims Act also allows a private individual or entity with knowledge of past or present fraud on the federal government to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice on behalf of the government has successfully enforced the Federal False Claims Act against pharmaceutical manufacturers. Federal suits have alleged that pharmaceutical manufacturers whose marketing and promotional practices were found to have included the off-label promotion of drugs or the payment of prohibited kickbacks to doctors violated the Federal False Claims Act on the grounds that these prohibited activities resulted in the submission of claims to federal and state healthcare entitlement programs such as Medicaid, resulting in the payment of claims by Medicaid for the off-label use of the drug that was not a use of the drug otherwise covered by Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into corporate integrity agreements that require, among other things, substantial reporting and remedial actions.
      The Federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers. We believe that our marketing practices are not in violation of the Federal False Claims Act or state equivalents, but we cannot assure you that the federal authorities will not take action against us and, if such action were successful, we could be required to pay significant fines and penalties and change our marketing practices. Such enforcement could have a significant adverse effect on our ability to operate.
      We engage in a variety of activities that are subject to these laws and that have come under particular scrutiny in recent years by federal and state regulators and law enforcement entities. These activities have included, consulting arrangements with cardiothoracic surgeons, grants for training and other education, grants for research, and other interactions with doctors.
      International Regulation. International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain certification or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

      The primary regulatory body in Europe is the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture and labeling of and clinical trials and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method for assessing conformity varies depending upon the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, which is an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required for a manufacturer to commercially distribute the product throughout these countries. International Standards Organization, or ISO, 9001 and ISO 13845 certifications are voluntary standards. Compliance establishes the presumption of conformity with the essential requirements for the CE Mark. We have the authorization to affix the CE Mark to the PAS-Port and C-Port devices and to commercialize the devices in the European Union for coronary artery bypass grafting.
      In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare, or MHLW. Manufacturers of medical devices outside of Japan must utilize a contractually bound In-Country Caretaker, or ICC, to submit an application for device approval to the MHLW. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process for products such as our existing anastomotic products is typically 13 to 14 months. Other medical devices may require a longer review period for approval. Once approved, the manufacturer may import the device into Japan for sale by the manufacturer’s contractually bound importer or distributor.
      After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of sales in Japan, or criminal prosecution.
      We have received approval from the MHLW to distribute our PAS-Port system in Japan. We will be required to submit applications with respect to all new products and product enhancements for review and approval by the MHLW. Our contract with Century, our distributor in Japan, has a multi-year term and is renewable for additional multi-year terms upon mutual agreement of the parties.
      In addition to MHLW oversight, the regulation of medical devices in Japan is also governed by the Japanese Pharmaceutical Affairs Law, or PAL. PAL was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. Revised provisions of the approval and licensing system of medical devices in Japan, which constitutes the core of import regulations, came into effect on April 1, 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third-party certification system, strengthens safety countermeasures for biologically derived products, and reinforces safety countermeasures at the time of resale or rental. The revised law also abolishes the ICC system and replaces it with the “primary distributor” system. Under the PAL in effect prior to April 1, 2005, manufacturers of medical devices outside of Japan were required to utilize an ICC to obtain on their behalf approval of each product by the MHLW prior to the sale or distribution of their products in Japan. Under the revised PAL, manufacturers outside of Japan must now appoint a “primary distributor” located in Japan that holds a primary distributor license for medical devices to provide primary distribution services, including conducting quality assurance and safety control tasks, for each product at the time an application for the approval of each such product is submitted to the MHLW. Century Medical serves as the “primary distributor” for Cardica. As an interim measure, an ICC licensed under the PAL in effect prior to April 1, 2005 will be deemed to be the primary distributor under the revised PAL if that ICC had a license to import and distribute the relevant medical devices that was applied for and obtained under the old PAL. We are unable at this time to determine the impact of such changes on our approved products or future products. We do not anticipate that these changes will have a material impact on our existing level of third-party reimbursement for sales of our products in Japan.
Employees
      As of November 30, 2005, we had 42 employees, including 16 employees in manufacturing, one employee in sales and marketing, four employees in clinical, regulatory and quality assurance, five employees in general and administrative and 16 employees in research and development. We believe that our future success will depend upon our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union or party to a collective bargaining agreement, and we believe our employee relations are good.
Facilities
      We currently lease approximately 29,000 square feet in Redwood City, California, containing approximately 9,000 square feet of manufacturing space, 7,000 square feet used for research and development and 3,000 square feet devoted to administrative offices. Our facility is leased through August 2008. We believe that our existing facility should meet our needs for at least the next 24 months. Our facility is subject to periodic inspections by state and federal regulatory authorities.
Litigation
      We are not party to any material pending or threatened litigation.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth certain information concerning our executive officers and directors as of November 30, 2005:

Name	Age	Position

Bernard A. Hausen, M.D., Ph.D.	45	President, Chief Executive Officer, Chief Medical Officer and Director
Robert Y. Newell	57	Vice President, Finance & Operations, Chief Financial Officer
David C. Casal, Ph.D.	51	Vice President, Clinical and Regulatory Affairs
Douglas T. Ellison	42	Vice President, Sales and Marketing
Bryan D. Knodel, Ph.D.	45	Vice President, Research and Development
J. Michael Egan(1)(2)	52	Chairman of the Board
Kevin T. Larkin(3)	56	Director
Richard P. Powers(1)(2)(3)	61	Director
Robert C. Robbins, M.D.(2)	48	Director
John Simon, Ph.D.	62	Director
Stephen A. Yencho, Ph.D.	44	Director
William H. Younger, Jr.(1)(3)	55	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee
      Bernard A. Hausen, M.D., Ph.D. has been our President and Chief Executive Officer since December 2000. Dr. Hausen co-founded the Company in October 1997 and has served as a director and our Chief Medical Officer since inception. Dr. Hausen received a medical degree from Hannover Medical School in Germany in 1988 and was trained there as a general and cardiothoracic surgeon. Upon completion of his training, he received a Ph.D. degree in Medical Physiology in 1999. From 1996 to 2000, he was employed as a Senior Research Scientist in the Laboratory for Transplantation Immunology of the Department of Cardiothoracic Surgery at Stanford University. Until Dr. Hausen became our full-time employee in October of 2000, he remained responsible for all surgery-related research in that laboratory.
      Robert Y. Newell has been our Vice President, Finance, and Chief Financial Officer since March 2003 and was appointed Vice President, Finance and Operations, in July 2005. From January 2000 to February 2003 he was Vice President, Finance and Chief Financial Officer for Omnicell, Inc., a hospital supply and medication management company. Mr. Newell holds a B.A. degree in Mathematics from the College of William & Mary and an M.B.A. degree from the Harvard Business School.
      David C. Casal joined us in November 2005 as our Vice President, Clinical and Regulatory Affairs. From October 2004 to November 2005, Mr. Casal was Vice President, Clinical, Regulatory and Quality Affairs of Pulmonx, a medical device company. From February 2003 to October 2004, Mr. Casal was Vice President, Clinical, Regulatory and Quality Affairs of Microgenics, a biotechnology company. From September 1999 to January 2003, Mr. Casal was Vice President, Clinical, Regulatory and Quality Affairs of Intuitive Surgical, a surgical robot company. Mr. Casal holds a B.A. degree in American Diplomatic History, an M.S. degree in Physiology and a Ph.D. degree in Cardiovascular Epidemiology from the University of Minnesota. Additionally, Mr. Casal was a NIH Post-Doctoral Fellow in the Division of Lipid Metabolism at the University of California, San Diego.
      Douglas T. Ellison joined us in December 2004 as our Vice President of Sales and Marketing. From June 2004 to December 2004, Mr. Ellison consulted for medical device companies. From June 2001 until June 2004

Mr. Ellison was Vice President of Sales of Artemis Medical, Inc., a medical device company. From December 1997 until June 2001, Mr. Ellison held sales and sales management positions with Heartport, Inc., a medical device company focused on minimally-invasive cardiac surgery. Mr. Ellison holds a B.S.C.E. degree from Purdue University.
      Bryan D. Knodel joined Cardica as our Vice President of Research and Development in July 2005. Since January 1998, he has been president of Bryan D. Knodel, Inc., a consulting firm specializing in medical device design and product development. From April 2001 until June 2005, Mr. Knodel consulted for us in product development. From 1992 to 1997, he was a principal engineer with Ethicon Endo-Surgery, a Johnson & Johnson company developing medical devices for less invasive surgery. Mr. Knodel holds B.S., M.S. and Ph.D. degrees in Mechanical Engineering from the University of Illinois.
      J. Michael Egan has served as the Chairman of the Board and a director since August 2000. From April 1996 through May 2004, Mr. Egan was President and CEO of Bluebird Development, LLC, a financial partnership with Kobayashi Pharmaceutical Company, an Osaka, Japan-based major distributor of medical devices in Asia. Mr. Egan is a director of several privately held companies and of Western Technology Investment, a registered investment company. Mr. Egan holds a B.A. degree in Business Administration from Colorado College.
      Kevin T. Larkin joined our board in December 2005. He has been President, Chief Executive Officer and a director of TherOx, a medical device company, since May 2001. From July 1998 until April 2001, Mr. Larkin was President and Chief Executive Officer of CardioVasc, a medical device company. Mr. Larkin also has held senior sales and marketing management positions with Ventritex, Medtronic and Cordis.
      Richard P. Powers has been a director and chairman of our Audit Committee since October 2005. From October 2001 to the present, Mr. Powers has been Vice President and Chief Financial Officer of Corgentech Inc., a biotechnology company. From March 1999 to August 2000, Mr. Powers served as Executive Vice President and Chief Financial Officer of Eclipse Surgical Technologies, Inc., a medical device company. From February 1996 to March 1999, Mr. Powers served as Executive Vice President and Chief Financial Officer of CardioGenesis Corporation, a medical device company. From January 1981 to August 1995, Mr. Powers held a number of senior management positions at Syntex Corporation, a biopharmaceutical company, including Senior Vice President and Chief Financial Officer. Mr. Powers also currently serves on the board of directors of HemoSense Inc., a manufacturer of blood monitoring equipment. Mr. Powers holds a B.S. degree in Accounting from Canisius College and an M.B.A. degree from the University of Rochester, New York.
      Robert C. Robbins, M.D. has been a director since January 2001 and has been one of our scientific advisors since October 1997. Dr. Robbins is the Chairman of the Department of Cardiothoracic Surgery at the Stanford University School of Medicine, where he has been a member of the faculty since 1993. Dr. Robbins is also the director of the Stanford Cardiovascular Institute. Previously, Dr. Robbins was a Pediatric Fellow of Cardiothoracic Surgery at Emory University, and Royal Children’s Hospital in Melbourne, Australia. Dr. Robbins is a former guest editor for the Surgical Supplement of Circulation and is a manuscript reviewer for a number of periodicals, including the New England Journal of Medicine and the Annals of Thoracic Surgery. He is also on the editorial board for the Journal of Thoracic and Cardiovascular Surgery. Dr. Robbins is certified by the American Board of Surgery and American Board of Thoracic Surgery. Dr. Robbins holds a B.S. degree from Millsaps College and an M.D. degree from the University of Mississippi Medical Center. Dr. Robbins completed his residency in Cardiothoracic Surgery at Stanford.
      John Simon, Ph.D. has been a director since June 2001. Mr. Simon is a Managing Director of the investment banking firm, Allen & Company LLC, where he has been employed for over 25 years. He currently serves on the board of directors for Neurogen Corporation, as well as on the boards of several privately held companies. Mr. Simon holds a B.S. degree in Chemistry from The College of William & Mary, a Ph.D. degree in Chemical Engineering from Rice University, and both an M.B.A. degree in finance and a J.D. degree from Columbia University.
      Stephen A. Yencho, Ph.D. has been a director since inception. Dr. Yencho co-founded Cardica in October 1997 with Dr. Hausen. From October 1997 through December 2000, Dr. Yencho was our chief executive officer.

From December 2000 through July 2003, Dr. Yencho was our Chief Technology Officer, and Dr. Yencho provided consulting services to us until February 2004. Since February 2004, Dr. Yencho has been engaged in the development of early stage ventures separate from us. Dr. Yencho holds a B.S. degree in Mechanical Engineering from the University of Illinois and an M.S. degree in Manufacturing Systems Engineering from Stanford University. In addition, Dr. Yencho was sponsored by a Hewlett Packard Fellowship in the Ph.D. program in Precision Machinery Engineering at the University of Tokyo. He holds a Ph.D. degree in Materials Science and Engineering from Stanford University.
      William H. Younger, Jr. has been a director since August 2000. Mr. Younger is a managing director of the general partner of Sutter Hill Ventures, a venture capital firm, where he has been employed since 1981. Mr. Younger holds a B.S. degree in Electrical Engineering from the University of Michigan and an M.B.A. degree from Stanford University. Mr. Younger is also a director of Omnicell, Inc., as well as of several privately held companies.
Board Composition
      Upon the completion of this offering, we will have an authorized board of directors consisting of eight members. We expect to be compliant with the independence criteria for boards of directors under applicable law at the time this offering is completed, and we will continue to evaluate our compliance with these criteria over time. To the extent we determine necessary, we will seek to appoint additional independent directors.
      The amended and restated certificate of incorporation that will be in effect upon the closing of this offering provides that the authorized number of directors may be changed only by resolution of the board of directors.
Voting Agreement
      Our current directors have been elected pursuant to a voting agreement that we entered into with some of the holders of our common stock and holders of our preferred stock and related provisions of our certificate of incorporation in effect at the time of their election. The holders of our common stock have designated Messrs. Hausen and Yencho for election to our board of directors. The holders of our convertible preferred stock have designated Messrs. Younger and Simon for election to our board of directors. The holders of our common stock and convertible preferred stock, voting together as a single class on an as-converted basis, have designated Messrs. Egan, Larkin, Powers and Robbins. Upon the completion of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of board members.
Board Committees
      Our board of directors has an audit committee, a compensation committee and a nominating committee.
      Audit Committee. Our audit committee currently consists of Richard Powers, as chairman, J. Michael Egan and William Younger. The Committee has designated Richard Powers to be our audit committee financial expert, as currently defined under applicable SEC rules. We expect that the composition of our audit committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC and Nasdaq at the time of completion of this offering, although we will be required by Nasdaq rules to add one additional independent director to this committee within one year after this offering. We anticipate adding at least one independent director within the required time period, and we will add that member to our audit committee at that time. We intend to continue to evaluate the requirements applicable to us and we will comply with future requirements to the extent they become applicable to us. The functions of our audit committee include, among other things:

•	appointment, compensation and retention of our independent accountants and oversight of their work;

•	review of our financial statements and financial reporting and the adequacy of those disclosures;

•	discussions with management and our independent accountants regarding the quality of accounting principles, reasonableness of significant judgments and estimates, propriety of certain critical accounting policies and the scope and effectiveness of internal controls;

•	consideration of certain audit adjustments and resolution of any disagreements with our independent accountants regarding financial reporting;

•	approval of related-party transactions;

•	pre-approval of audit and non-audit services to be rendered by our independent accountants; and

•	establishment of procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, and auditing matters.
Our independent accountants will regularly meet privately with the audit committee and have unrestricted access to this committee.
      Compensation Committee. Our compensation committee currently consists of Robert Robbins as chairman, Richard Powers and J. Michael Egan, and we expect to expand this committee when we obtain the services of additional independent directors. The functions of this committee include:

•	evaluation of and recommendation to the board for approval of compensation plans and programs, including equity plans;

•	oversight of our compensation policies, plans and programs, including administration of our equity compensation plans;

•	review and determination of the compensation to be paid to our officers and directors;

•	approval of our overall compensation strategy, including review of performance goals and obligations relevant to the compensation of our officers; and

•	review and approval of the terms of any employment or severance agreements.
      Nominating Committee. Our nominating committee currently consists of Richard Powers, as chairman, Kevin Larkin and William Younger. The functions of this committee include:

•	identifying, reviewing, evaluating and recommending candidates to become members of our board of directors;

•	reviewing and recommending incumbent directors for reelection;

•	monitoring the size of our board of directors;

•	considering recommendations for director nominees submitted by our stockholders and establishing policies and procedures regarding such recommendations;

•	making any disclosures required by applicable law in the course of exercising its authority;

•	recommending annually chairmanship and membership of each committee of our board of directors;

•	conducting an annual self-evaluation; and

•	periodically reviewing and assessing the adequacy of its charter and recommending changes to our board of directors.
Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For information with respect to transactions between us and any member of the compensation committee, see “Certain Relationships and Related-Party Transactions.”

Director Compensation
      Our non-employee directors are reimbursed for certain of their out-of-pocket expenses incurred in connection with attending board and committee meetings. In the past, we have not provided cash compensation to any director for his or her service as a director, other than an annual payment of $50,000 paid to Mr. Egan for his service as chairman of the Board starting in fiscal 2006. Additionally, we have in the past made loans to Drs. Hausen and Yencho and Mr. Egan that may be considered to have been made at below-market interest rates. These loans have been repaid in full as of the date of this prospectus. These loans are described more fully in “Certain Relationships and Related-Party Transactions.” On October 13, 2005, we granted a fully vested restricted stock award consisting of 3,333 shares to Richard Powers.
      Additionally, in the past we have granted options to some of our directors for their service as directors, as follows:

			Exercise
		Number of	Price Per
Name	Date of Grant	Shares	Share

J. Michael Egan	July 21, 2000	196,684	$1.35
	January 31, 2002	39,337	$1.35
	March 5, 2003	16,666	$2.25
	March 24, 2004	16,666	$2.85
Kevin Larkin	December 15, 2005	13,333	$9.75
Richard Powers	October 13, 2005	13,333	$9.00
Robert C. Robbins	April 21, 1998	25,000	$0.30
	February 26, 2001	6,666	$1.35
	February 26, 2001	3,333	$1.35
	January 31, 2002	13,333	$1.35
	March 24, 2005	25,000	$2.85
William H. Younger, Jr.	April 12, 1999	2,333	$0.75

Total		371,684

      Robert Robbins, M.D., is also one of our scientific advisors. Dr. Robbins has received $2,000 in connection with his attending a meeting we had with the FDA. Additionally, in connection with his being a scientific advisor, Dr. Robbins received an option grant exercisable for 3,333 shares of our common stock that is now fully vested. The exercise price of this option is $1.35 per share.

Executive Compensation
      The following table sets forth summary information concerning compensation of our chief executive officer and each of our four other most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus.
Summary Compensation Table

	Annual
	Compensation		Long-Term Compensation

			Securities
			Underlying	All Other
Name and Position	Salary	Bonus	Options/SARs	Compensation

Bernard Hausen, M.D., Ph.D.	$236,250	$-	-	$2,925	(1),(2)
Chief Executive Officer and Chief Medical Officer
Robert Newell	183,000	-	-	1,089	(1)
Chief Financial Officer and Vice President, Finance and Operations
Douglas Ellison	110,833	86,667	100,000	3,784	(1),(3)
Vice President of Sales and Marketing
Brian DuBois(4)	160,155	-	-	38,816	(1),(5)
Former Vice President of Research and Development
Larry Pool(6)	146,559	-	-	36,399	(1),(7)
Former Vice President of Quality and Regulatory Compliance

(1)	Includes amounts paid for group term life insurance.

(2)	Includes $1,490 paid for life insurance and deemed compensation related to a below-market rate loan described in “Certain Relationships and Related-Party Transactions.”

(3)	Includes $3,500 paid for a car allowance.

(4)	Mr. DuBois’ employment with us terminated on July 1, 2005.

(5)	Includes a severance payment of $38,500.

(6)	Mr. Pool’s employment with us terminated on July 1, 2005.

(7)	Includes a severance payment of $35,438.
Option Grants in Last Fiscal Year
      In our fiscal year ended June 30, 2005, referred to as fiscal 2005, we granted options to purchase an aggregate of 148,264 shares of our common stock to our employees, directors and consultants, all of which were granted under our 1997 Equity Incentive Plan.

      The following table sets forth certain information with respect to stock options granted to each of our named executive officers during fiscal 2005.

Individual
Grants
Percentage
			of Total			Potential Realizable
			Options			Value at Assumed
	Number of		Granted			Annual Rates of Stock
	Securities		to	Exercise		Price Appreciation for
	Underlying		Employees	Price		Option Term ($) (2)
	Options		in Fiscal	Per	Expiration
Name	Granted		Year (1)	Share	Date	5%	10%

Bernard Hausen, M.D., Ph.D.	-		-	-	-	$-	$-
Robert Newell	-		-	-	-	-	-
Douglas Ellison	100,000	(3)	89.2%	$2.85	2/1/2015	1,832,563	3,086,865
Brian DuBois	-		-	-	-	-	-
Larry Pool	-		-	-	-	-	-

(1)	Based on options to purchase an aggregate of 112,162 shares granted to employees during fiscal 2005.

(2)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC, and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated based on an assumed initial public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, and assume that (i) the common stock appreciates at the indicated rate for the entire 10-year term of the option, and (ii) the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be realized.

(3)	Option vests as follows: 25% of the shares subject to the option vest on December 1, 2005, and the remaining shares vest ratably over the following 36 months. Upon a change of control, 50% of the then unvested shares will vest. If within one month prior to or 13 months following a change of control Mr. Ellison’s employment is terminated without cause or Mr. Ellison resigns for good reason, the remaining unvested shares will become immediately and fully vested. See “Management — Change in Control Agreements.”
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers as of June 30, 2005. No options were exercised by the named executive officers in fiscal 2005. These options have an early-exercise provision that permits exercise of the options prior to full vesting, subject to repurchase of the shares issued on early exercise by us if the executive officer’s employment terminates. The amount described in the column captioned “Value of Unexercised In-The-

Money Options at June 30, 2005” represents the difference between the per share exercise price of stock options and $13.00, which is the midpoint of the range on the front cover of this prospectus.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Number of		Options at June 30, 2005		June 30, 2005
	Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Bernard Hausen, M.D., Ph.D.	-	$-	133,333	-	$1,403,333	$-
Robert Newell	-	-	32,666	-	347,560
Douglas Ellison	-	-	100,000	-	1,015,000
Brian DuBois(1)	-	-	64,384	-	721,674
Larry Pool(2)	-	-	53,331	-	587,912

(1)	Mr. DuBois’s employment with us terminated on July 1, 2005. As a result, unvested options to purchase 14,297 shares were canceled. As of the date of Mr. Dubois’s termination, taking account of the canceled shares, he had outstanding options to purchase 50,087 shares of common stock, and the value of his unexercised in-the-money options on such date was $624,737.

(2)	Mr. Pool’s employment with us terminated on July 1, 2005. As a result, unvested options to purchase 16,695 shares were canceled. As of the date of Mr. Pool’s termination, taking account of the canceled shares, he had outstanding options to purchase 36,636 shares of common stock, and the value of his unexercised in-the-money options was $411,707.
Benefit Agreement
      Dr. Hausen has entered into a benefit agreement that provides that, if at any time Dr. Hausen’s employment is terminated by us without cause or if Dr. Hausen resigns for good reason, we would be obligated to pay Dr. Hausen severance equal to 12 months of salary. Subject only to our obligation to pay this severance amount under the circumstances described, Dr. Hausen’s employment by us is “at will,” which means that either he or we may terminate his employment with us at any time and for any reason or for no reason.
Employee Benefit Plans

1997 Equity Incentive Plan
      In November 1997, our board of directors adopted, and our stockholders approved, the 1997 Equity Incentive Plan, referred to as the 1997 Plan. Upon the closing of this offering, the 1997 Plan will terminate so that no further stock awards may be thereafter granted under the 1997 Plan. Although the 1997 Plan will terminate, all outstanding options thereunder will continue to be governed by their existing terms.
      Stock Awards. The 1997 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock purchase awards and stock bonus awards, also known collectively as stock awards, which may be granted to employees, including officers, non-employee directors, and consultants.
      Share Reserve. As of November 30, 2005, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 1997 Plan is 1,915,000 shares, of which options to purchase 897,110 shares of common stock were outstanding at a weighted average exercise price of $2.31 per share and 106,655 shares of common stock remained available for future grant. In July 2005, we granted options to purchase an aggregate of 194,902 shares of our common stock with an exercise price of $2.85 per share and a deemed fair value of $8.40 per share, based upon the reassessment discussed previously under “Management’s Discussion and Analysis.” Of these, options to purchase 40,000 shares, 66,667 shares, and 20,000 shares were granted to Bernard Hausen, Bryan Knodel and Robert Newell, respectively.

      If a stock award granted under the 1997 Plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award become available for subsequent issuance under the 2005 Equity Incentive Plan described below. The shares of common stock that remain available for future grant under the 1997 Plan immediately prior to its termination will become available for grant under the 2005 Equity Incentive Plan, as described below.
      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, reorganization, recapitalization, stock dividend, combination of shares or the like, appropriate adjustments will be made to the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.
      Corporate Transactions. In the event of certain significant corporate transactions, such as a sale of substantially all of our assets, a merger or consolidation in which we are not the surviving entity or a reverse merger in which we are the surviving entity but our common stock outstanding immediately prior to the transaction is converted into other property, all outstanding stock awards under the 1997 Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then with respect to any outstanding stock award that has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction. The completion of this offering will not constitute a change of control, change of capital structure or significant corporate transaction for purposes of our 1997 Plan.
          2005 Equity Incentive Plan
      In October 2005, our board of directors adopted, and in December 2005 our stockholders approved, the 2005 Equity Incentive Plan, referred to as the EIP. The EIP will become effective immediately upon the date of the underwriting agreement pertaining to this offering and will terminate on October 12, 2015, unless sooner terminated by our board of directors.
      Stock Awards. The EIP provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation, referred to collectively as stock awards, which may be granted to employees, including officers, non-employee directors, and consultants. The board of directors or its delegate will, in its sole discretion, determine the criteria that will be used in selecting recipients of receive stock awards under the EIP.
      Share Reserve. Following this offering, the aggregate number of shares of common stock that may be issued initially pursuant to stock awards under the EIP is 400,000 shares, plus any shares subject to a stock award granted under the 1997 Plan that expires or otherwise terminates without having been exercised in full following the closing of this offering and any shares that remain available for future grant under the 1997 Plan immediately prior to its termination.
      No person may be granted awards covering more than 200,000 shares of common stock under the EIP during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. This limitation is designed to help assure that any tax deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed under Section 162(m) of the Internal Revenue Code.
      Shares issued under the EIP may again become available for the grant of new awards under the EIP if shares are:

•	forfeited to or repurchased by us prior to becoming fully vested;

•	withheld to satisfy income and employment withholding taxes;

•	used to pay the exercise price of an option in a net exercise arrangement;

•	tendered to us to pay the exercise price of an option; of

•	cancelled pursuant to an exchange or repricing program.
      In addition, if a stock award granted under the EIP expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the EIP. Shares issued under the EIP may be previously unissued shares or reacquired shares we have bought on the market or otherwise. As of the date of this prospectus, no shares of common stock have been issued under the EIP.
      Administration. Our board of directors has delegated its authority to administer the EIP to our compensation committee. Subject to the terms of the EIP, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price of stock purchase awards and the strike price of stock appreciation rights.
      The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:
         – new options covering the same or a different number of shares of common stock,
         – new stock awards,
         – cash; and/or
         – other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.
      Stock Options. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the EIP and applicable law, provided that the exercise price of an incentive or nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the EIP vest at the rate specified by the plan administrator.
      Generally, the plan administrator determines the term of stock options granted under the EIP, up to a maximum of ten years (except in the case of some incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a specified period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months, in the event of disability, and 18 months, in the event of death. In no event, however, may an option be exercised beyond the expiration of its term.
      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionee, (iv) a net exercise of the option, (v) a deferred payment arrangement, and (vi) other legal consideration approved by the plan administrator.
      Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.
      Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the incentive stock option does not exceed five years from the date of grant.
      Stock Purchase Awards. The purchase price for stock purchase awards will not be less than the par value of our common stock. The purchase price for a stock purchase award may be payable:

•	in cash or by check;

•	according to a deferred payment arrangement; or

•	in consideration of the recipient’s past or future services performed for us or our affiliates.
      Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.
      Stock Bonus Awards. A stock bonus award may be granted in consideration for the recipient’s past or future services performed for us or our affiliates or any other form of legal consideration. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.
      Stock Unit Awards. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
      Stock Appreciation Rights. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the EIP vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
      The plan administrator determines the term of stock appreciation rights granted under the EIP. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.
      Other Equity Awards. The plan administrator may grant other awards related to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.
      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us, appropriate adjustments will be made to:

•	the number of shares reserved under the EIP;

•	the maximum number of shares by which the share reserve may increase automatically each year;

•	the maximum number of appreciation-only stock awards that can be granted in a calendar year; and

•	the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

      Corporate Transactions. In the event of specified significant corporate transactions, such as a sale of all or substantially all of our assets, a sale of at least 90% of our outstanding securities, a merger in which we are not the surviving entity, or a merger in which we are the surviving entity but our common stock outstanding immediately prior to the transaction is exchanged or converted into other property, all outstanding stock awards under the EIP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then:

•	with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction; and

•	all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction.
      Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (i) the value of the property that the optionee would have received upon exercise of the stock award, over (ii) the exercise price otherwise payable in connection with the stock award.
      Changes in Control. Our board of directors has the discretion to provide that a stock award under the EIP will immediately vest as to all or any portion of the shares subject to the stock award (i) immediately upon the occurrence of specified change-in-control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction, or (ii) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of specified change in control transactions. Stock awards held by participants under the EIP will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.
401(k) Plan
      We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees. Our 401(k) Plan is intended to qualify as a defined contribution arrangement under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code. Employees eligible to participate in our 401(k) Plan are those employees who have completed one month of service in a plan year and have attained the age of 21. Participants may elect to defer a percentage of their eligible pretax earnings each year up to the maximum contribution permitted by the Internal Revenue Code. All assets of our 401(k) Plan are currently invested, subject to participant-directed elections, in a variety of mutual funds chosen from time to time by us. Distribution of a participant’s vested interest generally occurs upon termination of employment, including by reason of retirement, death or disability.
Change-in-Control Arrangements
      Options granted to Dr. Hausen, Mr. Newell, Mr. Casal, Mr. Ellison and Mr. Knodel are subject to accelerated vesting such that 50% of the then-unvested shares subject to the options shall become vested upon a change of control, and 100% of the then-unvested shares subject to the options held by each shall become vested if, within one month prior to or 13 months following a change of control, such officer is terminated without cause or resigns for good reason.
      Except as otherwise noted above, all options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control, as described in “Management — Employee Benefit Plans.”

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
      We describe below transactions and series of transactions that have occurred since July 1, 2002 to which we were a party in which:

•	the amounts involved exceeded or will exceed $60,000; and a

•	director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.
Compensation arrangements with our named executive officers are described under the caption “Management — Executive Compensation.”
Equity Transactions
      Since July 1, 2002, the following directors, executive officers, entities affiliated with directors, and other holders of more than 5% of our securities purchased from us securities at the purchase prices or with the exercise prices and in the amounts, and as of the dates, set forth below. Shares purchased by all affiliated persons and entities have been aggregated. For additional details, if any, relating to all shares beneficially owned by each of these purchasers, please refer to the information under the caption “Principal Stockholders.” Each share of preferred stock will convert automatically into one share of common stock upon the closing of this offering.

	Common		Series E
Name	Stock		Preferred Stock

Directors
J. Michael Egan	33,332	(1)	-

Executive Officers
Robert Y. Newell	35,666	(2)	-

Other 5% Stockholders
Guidant Investment Corporation	-		283,688	(3)

(1)	Acquired 16,666 shares pursuant to the exercise of options on May 21, 2003, and 16,666 shares pursuant to the exercise of options on April 30, 2004. The per share exercise prices were $2.25 and $2.85, respectively.

(2)	Acquired 33,333 shares pursuant to the exercise of options on January 15, 2004, and 2,333 shares pursuant to the exercise of options on April 1, 2003. The per share exercise prices were $2.25 and $0.75, respectively.

(3)	Acquired on August 19, 2003, at a per share price of $14.10, in connection with the strategic agreement described below.
Strategic Agreements
      Pursuant to an agreement dated August 19, 2003, between us and Guidant Investment Corporation, a California corporation, referred to as Guidant Investment, Guidant Investment loaned to us an aggregate of $10.3 million with simple interest calculated at a rate of 8.75% per annum accruing during the life of the loan that is payable at maturity. In connection with this loan, we granted Guidant Investment a right to negotiate exclusively for our acquisition and also agreed not to enter into any change of control transaction during the period between the signing of the strategic agreement and November 2004. The exclusive negotiation right terminated in November 2004. As of September 30, 2005, the principal and interest outstanding under this loan was $11.9 million. The loan is secured by our assets, including our intellectual property.
      Under a distribution agreement dated May 2003 and amended in January 2004 with Guidant Corporation, or Guidant, Guidant distributed our C-Port and PAS-Port products in Europe. This agreement was terminated by Guidant in September 2004. Revenue from Guidant under this agreement was $401,000 and $631,000 in fiscal 2004 and 2005, respectively.

      In addition, on December 4, 2003, we entered into a development and supply agreement with Guidant to develop and manufacture an aortic cutter for Guidant’s Heartstring product. Future production of the aortic cutter has been outsourced by Guidant to a third-party manufacturer, and we will receive a modest royalty for each unit sold in the future, but will no longer manufacture the aortic cutter for Guidant. Revenue from Guidant under this agreement was $223,000 and $706,000 in fiscal 2004 and 2005, respectively.
Amended and Restated Investor Rights Agreement
      We, Guidant Investment and some of our other preferred stockholders and warrant holders, including stockholders affiliated with members of our board of directors, have entered into an amended and restated investor rights agreement pursuant to which these stockholders will have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock — Registration Rights.” The amended and restated investor rights agreement also provides that we must notify Guidant if we receive a written indication that a third party desires to acquire us or certain core aspects of our technology. Additionally, we must provide Guidant with an opportunity to negotiate a similar transaction, Guidant’s notification and negotiation rights under this agreement will terminate upon the effective date of the registration statement of which this prospectus forms a part. Under the agreement, Guidant has the right to designate a representative to attend all meetings of our board of directors in a non-voting capacity.
Limitations on Liability and Indemnification
      Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us or our stockholders and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful payment of dividends or stock repurchases or for any transaction in which the director derived an improper personal benefit. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.
      Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors, officers and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
      We have entered into an indemnification agreement with Stephen Yencho. Under this agreement, we are required to indemnify Dr. Yencho against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if he may be made a party to such proceeding because he is or was one of our directors or officers. We are obligated to pay these amounts only if Dr. Yencho acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests. The indemnification agreement also sets forth procedures that will apply in the event of a claim for indemnification. We are also obligated to advance expenses, subject to an undertaking to repay amounts advanced if Dr. Yencho is ultimately determined not to be entitled to indemnification.
      There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Loans to Executive Officers and Directors
      Certain of our officers and directors had the loans set forth in the two tables below outstanding with us, as of September 30, 2005. These loans were paid in full in October 2005. During the fiscal year ended June 30, 2005, and for the three months ended September 30, 2005, we recorded a total of $2.0 million and $583,000, respectively, in stock-based compensation charges related to certain loans we made during the period from 2000 to 2004 to enable three directors, each of whom is or was also an officer, to purchase shares of our common stock. This non-cash compensation expense is calculated by multiplying the difference between the option exercise price and the fair market value of our common stock as determined by our board of directors for the reporting period, by the number of vested shares purchased with promissory notes. These loans were made pursuant to recourse promissory notes that were secured by the underlying shares of common stock purchased with the proceeds of the loans. Because we had modified the loans or provided below-market interest rates on the loans and extended the repayment period, for accounting purposes the issuances of the shares that were purchased with the proceeds of the loans were deemed to be compensatory. Accordingly, we are required to record a non-cash compensation charge equal to the difference between the purchase price of the stock and the fair value of the stock securing the notes in each reporting period during which the notes remain outstanding.
          Loans Entered Into Prior to January 1, 2003
      The loans described in the table below were evidenced by recourse promissory notes and used to purchase the number of shares of our common stock upon the exercise of stock options. The shares purchased upon exercise secured the various loans. Effective January 1, 2003, these loans were amended to increase the principal amounts to the aggregate amounts of principal and interest then due, and the increased principal amounts are set forth in the table above. Also effective January 1, 2003, the interest rates on these loans were reduced to 1.58%, which was below the then-current applicable federal rate, or AFR, for short-term loans with interest that compounds annually. Because the interest rate was below the then-current AFR, the named individuals may be deemed to have compensation equal to the difference between the amount of interest that actually accrued on these loans and the amount of interest that would have accrued had the loans bore interest at the then-current AFR, which amount is shown under the heading “Deemed Compensation.”
      In October 2005, each of the named individuals tendered to us shares of our common stock, valued at $9.00 per share (which was the fair value of one share of our common stock on October 13, 2005, as determined in good faith by our board of directors), in full payment of principal and interest due under the applicable loans.

								Outstanding
		Amended	Number of		Largest		Outstanding	Balance as of
		Principal	Shares	Amended	Outstanding	Deemed	Balance as of	the Date of
Officer or	Date of	Amount as of	Purchased	Interest	Balance since	Compensation	September 30,	this
Director	Original Loan	January 1, 2003	with Loan	Rate	July 1, 2004	(1)	2005	Prospectus

J. Michael Egan	August 10, 2000	$154,365	98,342	1.58%	$161,379	$32,519	$161,169	$-
J. Michael Egan	February 28, 2002	55,977	39,337	1.58%	58,521	13,008	58,445	-
Bernard Hausen	July 12, 2001	75,626	50,000	1.58%	79,062	16,534	78,959	-
Bernard Hausen	February 28, 2002	116,047	81,550	1.58%	121,319	26.966	121,162	-
Stephen Yencho	February 28, 2002	11,307	7,812	1.58%	11,893	3,445	11,878	-

(1)	Amount of deemed compensation has been calculated using an assumed interest rate of 11.58%, which is the rate we believe would have been applicable to these loans had they been made by lending institutions.

          Loans Entered Into Following January 1, 2003
      The loans described in the table below were evidenced by recourse promissory notes and used to purchase the number of shares of our common stock, indicated in the table below, upon the exercise of stock options. These loans bore interest at rates that may be deemed below market rates. Because the interest rate may be below market rates, the named individuals may be deemed to have compensation equal to the difference between the amount of interest actually accrued on these loans and the amount that would have accrued had the loans bore interest at a market rate, which amount is shown under the heading “Deemed Compensation.” The shares purchased upon exercise secured the various loans. In October 2005, each of the named individuals tendered to us shares of our common stock, valued at $9.00 per share (which was the fair value of one share of our common stock on October 13, 2005, as determined in good faith by our board of directors), in full payment of principal and interest due under the applicable loans.

								Outstanding
			Number of		Largest		Outstanding	Balance as of
			Shares		Outstanding	Deemed	Balance as of	the Date of
Officer or	Date of	Principal	Purchased	Interest	Balance since	Compensation	September 30,	this
Director	Original Loan	Amount	with Loan	Rate	July 1, 2004	(1)	2005	Prospectus

J. Michael Egan	May 21, 2003	$37,450	16,666	1.58%	$38,916	$9,194	$38,865	$-
J. Michael Egan	April 30, 2004	47,450	16,666	1.58%	48,583	11,648	48,519	-
Stephen Yencho(2)	April 21, 2003	73,416	50,000	1.58%	76,386	16,534	76,286	-

(1)	Amount of deemed compensation has been calculated using an assumed interest rate of 11.58%, which is the rate we believe would have been applicable to these loans had they been made by lending institutions.

(2)	Loan was not for purchase of shares, but was secured by the shares.
Change of Control Vesting Provisions
      Stock options held by our named executive officers and Messrs. Knodel and Casal are subject to accelerated vesting upon a change of control, as described under “Management — Change-in-Control Arrangements.”
Severance Obligations
      Dr. Hausen is entitled to severance pay as described under “Management — Benefit Agreement.”
Severance and Consulting Agreements with Officers
      We entered severance agreements with Messrs. DuBois and Pool and with James Zuegel, another of our officers whose employment with us terminated in July 2005. Pursuant to these agreements, Messrs. DuBois, Pool and Zuegel also executed releases of claims against us, and we paid them each severance equal to three months of their pre-termination base salary. Under these agreements, each is entitled to receive additional payments of up to three months base salary starting in October 2005 unless and until each secures employment, and as of the date of this prospectus, Messrs. DuBois, Pool and Zuegel have secured employment. Additionally, we entered into consulting agreements with each of Messrs. Dubois, Pool and Zuegel under which the post-termination option exercise period for each option they hold was extended from three to 12 months. These consulting agreements each have a term of one year.
Agreements with Allen & Company LLC
      Pursuant to a letter of intent dated September 12, 2005, between us and Allen & Company LLC, Allen & Company LLC has agreed to act as underwriters, along with A.G. Edwards & Sons, Inc., on a firm commitment basis in the offering of our common stock to the public at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus and described more fully under “Underwriting.” One of our directors, John Simon, is affiliated with Allen & Company LLC. As of November 30, 2005, entities and persons affiliated with Allen & Company Incorporated, including John Simon, owned an aggregate of 969,291 shares of our common stock, including 32,146 shares of common stock issuable upon the exercise by Allen & Company Incorporated of a warrant. Shares held of record by Allen & Company Incorporated as set forth herein include an aggregate of 349,692 shares held by Allen & Company Incorporated for the benefit of certain other investors that were transferred into the names of such beneficial stockholders after November 30, 2005. Allen & Company Incorporated may be deemed to be an affiliate of Allen & Company LLC.
      Under the terms of the letter of intent, we made an initial payment to the underwriters of $25,000 as an advance against out-of-pocket expenses incurred in connection with this offering. Additionally if this offering is terminated, we are obligated to reimburse the underwriters for actual, documented out-of-pocket expenses, including the fees and disbursements of counsel, up to an additional $75,000.
Sutter Hill Loan to Director
      Prior to November 30, 2005, one of our directors, Mr. Egan, had an outstanding loan in the principal amount of $154,764 with one of our principal stockholders, Sutter Hill Ventures. This loan had an interest rate of 1.81%, compounded annually, and was made pursuant to a full recourse promissory note entered into on January 1, 2003. The proceeds of the loan were used to purchase shares of our common stock upon the exercise of stock options. The shares purchased upon exercise secured the loan. In November 2005, Mr. Egan tendered to entities affiliated with Sutter Hill Ventures 18,000 shares of Common Stock, valued at $9.00 per share (which was the fair market value of one share of our common stock on October 13, 2005, as determined in good faith by our board of directors) and $974 in full payment of principal and interest due under this loan. Another of our directors, Mr. Younger, is affiliated with Sutter Hill Ventures. As of November 30, 2005, individuals and entities affiliated with Sutter Hill Ventures owned 996,507 shares of our common stock, on an as-converted basis, including 2,333 shares of common stock issuable upon exercise of stock options. See “Principal Stockholders.”
Transactions with a Relative of an Executive Officer
      Timothy Knodel is the son of Bryan Knodel, our Vice President of Research and Development. Timothy Knodel is an employee of Bryan D. Knodel, Inc., which has been an independent contractor for us for over four years. We have paid Timothy Knodel $86,900 and $76,950 in the fiscal years ended June 30, 2004 and 2005, respectively, for his services as an independent contractor. We have paid to Bryan D. Knodel, Inc., $234,000, $438,000 and $443,000, inclusive of the amounts paid to Timothy Knodel, in the fiscal years ended June 30, 2003, 2004 and 2005, respectively. Timothy Knodel has been an employee of Bryan D. Knodel, Inc. for nearly eight years as a design engineer and, prior to Bryan Knodel’s joining us as an employee, Bryan Knodel was also an employee of Bryan D. Knodel, Inc. Both Bryan Knodel and Timothy Knodel have provided engineering consulting services to us as part of our relationship with Bryan D. Knodel, Inc. On July 1, 2005, Bryan Knodel joined us as an employee. To continue receiving the engineering consulting services from Timothy Knodel, we continue to retain Bryan D. Knodel, Inc. as a consultant. In this ongoing relationship, Timothy Knodel is the only employee of Bryan D. Knodel, Inc. that provides engineering consulting services to us.
      We engage, and may from time to time in the future engage, other relatives of our executive officers and directors to perform services for us. However, except as set forth herein, none of these relationships has involved payments in excess of $60,000 in the fiscal years ended June 30, 2003, 2004, or 2005.
Loan from Affiliate of Director
      In March 2000, we entered into, and in December 2002 amended, a Master Loan and Security Agreement with an affiliate of Western Technology Investment, or WTI, of which our director J. Michael Egan is also a director. The amendment provided us with the ability to borrow up to a maximum of $5.0 million in working capital financing and $0.5 million in equipment financing under individual notes payable based upon our financing requirements. In conjunction with this agreement and amendment, we issued various warrants exercisable to purchase an aggregate of 124,369 shares of our preferred stock, valued at $1.0 million to the lender. The value of the warrants was recorded as a discount of the debt.
      During fiscal year 2004, we paid in full the entire balance of all notes payable and the associated accrued interest earlier than the contractual maturity dates. As a result of paying the obligations in full early, we recorded a charge in the amount of $1.1 million consisting primarily of issuing to the debt holder a total of 45,745 shares of Series E preferred stock, valued at $14.10 per share, totaling $645,000 to pay for interest due on the notes payable and $460,000 related to the acceleration of the amortization of warrant expense originally recorded as a discount of the debt.

PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information with respect to beneficial ownership of common stock as of November 30, 2005 by each of our directors, each of our named executive officers, each person who is known by us to own beneficially more than 5% of our issued and outstanding shares of common stock, assuming conversion of all preferred stock, and by our directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of ownership indicated in the following table is based on 5,949,337 shares of common stock outstanding on November 30, 2005 and 9,449,337 shares of common stock outstanding immediately following the completion of this offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 30, 2005 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Cardica, Inc., 900 Saginaw Drive, Redwood City, California 94063.

			Percentage of	Percentage of
			Shares	Shares
			Outstanding	Outstanding
	Number of Shares		Before the	After the
Beneficial Owner	Beneficially Owned		Offering	Offering

Guidant Investment Corporation	1,147,245		19.3%	12.1%
Entities and Persons Affiliated with Sutter Hill Ventures	996,507	(1)	16.8	10.6
Allen & Company Incorporated	969,291	(2)	16.3	10.3
Bernard A. Hausen, M.D., Ph.D.	640,368	(3)	10.8	6.8
Brian R. Dubois	60,451	(4)	1.0	*
Douglas T. Ellison	100,000	(5)	1.7	1.1
Robert Y. Newell	99,665	(6)	1.7	1.1
Larry D. Pool	36,635	(7)	*	*
J. Michael Egan	222,311	(8)	3.7	2.4
Kevin Larkin	31,891	(9)	*	*
Richard P. Powers	16,666	(10)	*	*
Robert C. Robbins, M.D.	78,332	(11)	1.3	*
John Simon, Ph.D.	969,291	(12)	16.2	10.2
Stephen A. Yencho, Ph.D.	554,138		9.3	5.9
William H. Younger, Jr.	763,596	(13)	12.8	8.1
All executive officers and directors as a group	3,589,480	(14)	60.3	38.0

*	Indicates less than 1%.

(1)	Consists of: (a) 671,180 shares held by Sutter Hill Ventures, a California Limited Partnership (Sutter Hill Ventures), (b) 6,538 shares held by Sutter Hill Entrepreneurs’ Fund (AI) L.P. (SHAI), (c) 16,555 shares held by Sutter Hill Entrepreneurs’ Fund (QP) L.P. (SHQP), (d) 232,911 shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals, (e) 5,000 shares of Common Stock owned by William H. Younger, one of our directors, (f) 2,333 shares subject to stock options exercisable within 60 days after November 30, 2005 held by Mr. Younger, (g) 37,116 shares held by William H. Younger, Trustee of the Younger Living Trust; (h) 24,874 shares held by William H. Younger, Jr., Trustee, The Younger Living Trust U/ A/ D 1/20/95. Mr. Younger has shared voting and dispositive power with respect to the shares held by William H. Younger, Trustee of the Younger Living Trust and by William H. Younger, Jr., Trustee, The Younger Living Trust U/ A/ D 1/20/95. Mr. Younger, Sutter Hill Ventures, SHAI

and SHQP do not have any voting or dispositive power with respect to the shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals referenced under part (d) of this note. Mr. Younger shares voting and dispositive power with respect to the shares held by Sutter Hill Ventures, SHAI and SHQP with the following natural persons: David L. Anderson, G. Leonard Baker, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither, James N. White, Jeffrey W. Bird and David E. Sweet. As a result of the shared voting and dispositive powers referenced herein, each of Sutter Hill Ventures, SHAI, SHQP, and Messrs. Younger and David L. Anderson, G. Leonard Baker, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither, James N. White, Jeffrey W. Bird and David E. Sweet may be deemed to beneficially own the shares held by the Sutter Hill Ventures, SHAI, SHQP. In November 2005, Mr. Egan transferred to entities affiliated with Sutter Hill Ventures an aggregate of 18,000 shares, as described under “Certain Relationships and Related Party Transactions.” The table reflects the effects of this transfer.

(2)	Shares held of record by Allen & Company Incorporated as set forth herein include an aggregate of 349,692 shares held by Allen & Company Incorporated for the benefit of certain other investors that were transferred into the names of such beneficial stockholders after November 30, 2005. Also includes 32,146 shares issuable upon the exercise of a warrant that is exercisable by Allen & Company Incorporated within 60 days after November 30, 2005.

(3)	Includes 3,398 shares subject to repurchase as of November 30, 2005 and 173,332 shares subject to stock options that are exercisable within 60 days after November 30, 2005.

(4)	Includes 50,087 stock options that are exercisable within 60 days after November 30, 2005. As of July 1, 2005, Mr. DuBois is no longer our employee.

(5)	Consists of shares subject to stock options that are exercisable within 60 days after November 30, 2005.

(6)	Includes 52,666 shares subject to stock options that are exercisable within 60 days of November 30, 2005.

(7)	Consists of 36,635 stock options that are exercisable within 60 days after November 30, 2005. As of July 1, 2005, Mr. Pool is no longer our employee.

(8)	Includes 15,277 shares subject to repurchase as of November 30, 2005. In November 2005, Mr. Egan transferred to entities affiliated with Sutter Hill Ventures an aggregate of 18,000 shares, as described under “Certain Relationships and Related Party Transactions.” The table reflects the effects of this transfer.

(9)	Includes 13,333 shares subject to options granted to Mr. Larkin in December 2005 that are exercisable within 60 days after November 30, 2005.

(10)	Includes 13,333 shares subject to stock options that are exercisable within 60 days after November 30, 2005.

(11)	Includes 73,332 shares subject to stock options that are exercisable within 60 days after November 30, 2005.

(12)	Shares held of record by Allen & Company Incorporated as set forth herein include an aggregate of 349,692 shares held by Allen & Company Incorporated for the benefit of certain other investors that were transferred into the names of such beneficial stockholders after November 30, 2005. Consists of 937,145 shares held by Allen & Company Incorporated, with which Mr. Simon is affiliated, and the warrants referenced in footnote (2) above.

(13)	Includes all shares referenced under footnote (1) other than the 232,911 shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals. In November 2005, Mr. Egan transferred to entities affiliated with Sutter Hill Ventures an aggregate of 18,000 shares, as described under “Certain Relationships and Related Party Transactions.” The table reflects the effects of this transfer.

(14)	Includes 556,130 shares issuable upon exercise of stock options and warrants beneficially owned by all executive officers and directors that are exercisable within 60 days after November 30, 2005, including 95,655 shares issuable upon exercise of stock options held by Bryan Knodel, an executive officer of ours who is not a named executive officer. Also includes 17,567 shares beneficially owned by Mr. Knodel. Does not include shares beneficially owned by named executive officers who are not currently employed by us (See notes 4 and 7). See notes (3), (5), (6), and (8) through (13) above.

DESCRIPTION OF CAPITAL STOCK
      The following is a summary of the material terms of our capital stock. For more detail, please see our amended and restated certificate of incorporation and our amended and restated bylaws, which are exhibits to the registration statement of which this prospectus forms a part.
      Upon the completion of this offering, we will be authorized to issue up to 50,000,000 shares of common stock, par value $0.001, and up to 5,000,000 shares of undesignated preferred stock, par value $0.001.
General
Outstanding Shares
      As of November 30, 2005, we had 167 stockholders, and, after giving effect to the conversion of all outstanding preferred stock into common stock, 5,949,337 shares of common stock issued and outstanding. In addition, as of November, 30, 2005, options to purchase 897,110 shares of common stock were outstanding, and warrants to purchase 156,515 shares of common stock were also outstanding. Based on our outstanding capital stock as of November 30, 2005, upon completion of this offering, there will be 9,449,337 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option or exercise of outstanding warrants or stock options.
Voting Rights
      Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders will not have cumulative voting rights. As a result, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election.
Dividends
      Subject to limitations under Delaware law and preferences that may be applicable to any then outstanding preferred stock that we may designate and issue in the future, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
Liquidation
      In the event we liquidate, dissolve or wind up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock that we may designate and issue in the future.
Rights and Preferences
      Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Fully Paid and Nonassessable
      All outstanding shares of our common stock are, and all shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock
      Following the offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations and restrictions on those shares. Our board of directors may also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.
      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. After the closing of this offering, no shares of our preferred stock will be outstanding.
Warrants
      In connection with equipment leasing and other credit facility arrangements, we have issued to entities affiliated with Venture Lending and Leasing, Inc. warrants to purchase (i) up to an aggregate of 12,270 shares of common stock, with an exercise price of $4.89 per share, (ii) up to an aggregate of 52,082 shares of common stock, with an exercise price of $8.40 per share, and (iii) up to an aggregate of 60,017 shares of common stock, with an exercise price of $11.58 per share. These warrants will expire on March 17, 2010, July 5, 2008 and October 31, 2010, respectively.
      In connection with a financing, we have issued to Allen & Company Incorporated a warrant to purchase up to an aggregate of 32,146 shares of common stock, with an exercise price of $11.58 per share. This warrant will expire on June 13, 2009.
      These warrants contain customary provisions providing for adjustments of the exercise price and the number of shares of stock underlying the warrant upon the occurrence of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transactions. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price.
      Other than one warrant issued to Venture Lending and Leasing, Inc. to purchase 60,017 shares of common stock, the warrants described above provide that they will automatically be “net exercised” upon our sale or acquisition in a transaction in which the consideration received for our common stock is valued at a per-share price in excess of the respective warrant exercise prices and is paid in cash or in securities of a publicly traded company, subject to additional requirements described in the warrants.
Delaware Anti-Takeover Law and Certain Provisions of our Certificate of Incorporation and Bylaws
Delaware Law
      We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deterring or preventing a change in control.

Certificate of Incorporation and Bylaws
      Our amended and restated certificate of incorporation and bylaws, which will be effective following the completion of this offering, include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management, including transactions in which stockholders might receive a premium for their shares or transactions that stockholders might otherwise deem to be in their best interests. As a result, these provisions could adversely affect the price of our common stock. These provisions include the following:

•	Our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control, without stockholder approval;

•	Our amended and restated certificate of incorporation provides that all stockholder actions following the completion of this offering must be effected at a duly called meeting of stockholders and not by written consent, which may make it more difficult for stockholders to take action quickly;

•	Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing satisfying specified content requirements;

•	Our amended and restated certificate of incorporation provides that all vacancies, including any newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution;

•	Our amended and restated certificate of incorporation does not provide for cumulative voting for our directors, the absence of which may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board; and

•	The provisions within our amended and restated certificate of incorporation relating to the corporate actions described above may be amended only with the approval of 66 2/3% of our outstanding voting stock, and our amended and restated bylaws may be amended either by the board of directors or by the approval of 66 2/3% of our outstanding voting stock.
Registration Rights
Demand Registration Rights
      Beginning 180 days following the closing of this offering, the holders of an aggregate of 4,254,216 shares of our common stock and the holders of warrants to purchase an aggregate of 156,515 shares of our common stock may require us, upon written request from holders of a majority of these shares, and on not more than three occasions, to file a registration statement under the Securities Act of 1933 with respect to their shares.
Piggyback Registration Rights
      Following this offering, if we propose to register any of our securities under the Securities Act of 1933, either for our own account or for the account of other stockholders, these holders of registration rights will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. The holders of these rights have waived their rights to have their shares included in this offering.
Registration on Form S-3
      Beginning 12 months following the effective date of this offering, the holders of these registration rights will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that the requested registration has an anticipated aggregate offering size to the public of at least $1,000,000 and that we have not already effected three registrations on Form S-3.
Expenses of Registration
      We will pay all expenses relating to any demand, piggyback or Form S-3 registrations, other than underwriting fees, discounts, allowances and commissions, subject to specified conditions and limitations.
Expiration of Registration Rights
      The registration rights granted to these holders under the Amended and Restated Investor Rights Agreement will terminate on the third anniversary of this offering. Additionally, as to any holder of registration rights, the holder’s rights under this agreement expire at such time, following this offering, as the holder, together with its affiliates, holds less than 1% of our outstanding stock and all shares of our stock held by the holder, together with its affiliates, may be sold pursuant to Rule 144 during any 90-day period.
Nasdaq National Market Listing
      We have applied for quotation of our common stock on The Nasdaq National Market under the symbol “CRDC.”
Transfer Agent and Registrar
      Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.
      We will have 9,449,337 shares of common stock outstanding after the completion of this offering (9,974,337 shares if the underwriters’ over-allotment is exercised in full). Of those shares, the 3,500,000 shares of common stock sold in the offering (4,025,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 5,949,337 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.
      All of our officers, directors and holders of more than 1% of our securities have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. A.G. Edwards & Sons, Inc., in its sole discretion and at any time without notice, may release any or all of the securities subject to the lock-up agreements. When determining whether to release shares from the lock-up agreements, A.G. Edwards & Sons, Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. There are no agreements between the representatives and any of our affiliates or other stockholders or option holders releasing them from these lock-up agreements prior to the expiration of the 180-day period. The lock-up period may be extended under certain circumstances as more completely described under “Underwriting.”
      After the offering, the holders of approximately 4,410,731 shares of our common stock (including 156,515 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see the section captioned “Description of Capital Stock — Registration Rights.”
      In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 94,493 shares immediately after the offering); or

•	the average weekly trading volume in the common stock on The Nasdaq National Market during the four calendar weeks preceding the sale.
      Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him or her and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under

Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.
      Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who hold options as of that date pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after completion of an initial public offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.
      Subject to the lock-up agreements, the shares of our common stock that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	1,656,786 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

•	4,415,371 shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules; and

•	the remaining 33,695 shares will become eligible for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon the expiration of their respective holding periods.

      Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1997 Plan and the EIP, thus permitting the resale of these shares by non-affiliates in the public market without restriction under the Securities Act. This registration statement will become effective immediately upon filing.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement among us and the underwriters, each underwriter has severally agreed to purchase from us the following respective number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriter	Shares

A.G. Edwards & Sons, Inc.
Allen & Company LLC
Montgomery & Co., LLC

Total	3,500,000

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.
      The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $           per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $           per share to certain other dealers. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.
      Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 525,000 additional shares of common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments.
      To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.
      We, our directors, senior executive officers and certain stockholders have agreed that during the 180 days after the date of this prospectus, subject to limited exceptions, they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a “put equivalent option” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of, any shares of our common stock (or any securities convertible into, exercisable for or exchangeable for our common stock or any interest therein or any capital stock of our subsidiary). These lock-up agreements will cover 5,418,921 shares of our outstanding common stock in the aggregate. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 180-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      Prior to the offering, there has been no public market for the common stock. The initial public offering price for the shares of common stock included in this offering has been determined by negotiation among us and the representatives. Among the factors considered in determining the price were:

•	The history of and prospects for our business and the industry in which we operate;

•	An assessment of our management;

•	Our past and present revenues and earnings;

•	The prospects for growth of our revenues and earnings; and

•	Currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to us.
      The representatives have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
      The following table summarizes the discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total

	Per Share	No Exercise	Full Exercise

Underwriting discounts paid by us	$	$	$
Total	$	$	$
      We expect to incur expenses of approximately $1.8 million in connection with this offering.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.
      The underwriters will deliver a prospectus to all purchasers of shares of common stock in the short sales. The purchases of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.
      Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.
      The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.
      As of November 30, 2005, Allen & Company Incorporated owned 969,291 shares of our common stock, including 32,146 shares of common stock issuable upon the exercise by Allen & Company Incorporated of a warrant. Shares held of record by Allen & Company Incorporated as set forth herein include an aggregate of 349,692 shares held by Allen & Company Incorporated for the benefit of certain other investors that were transferred into the names of such beneficial stockholders after November 30, 2005. Additionally, one of our directors, John Simon, is affiliated with Allen & Company LLC. See “Certain Relationships and Related-Party Transactions.”
      We have applied for quotation of our common stock on The Nasdaq National Market under the symbol “CRDC.”
      From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with our affiliates and us.
No Public Offering Outside the United States
      No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
      Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby has been passed upon for us by Cooley Godward LLP. GC&H Investments, LLC, an investment fund affiliated with Cooley Godward LLP, owns an aggregate of 20,641 shares of our common stock, and Cooley Godward LLP owns an aggregate of 4,333 shares of our common stock. Heller Ehrman LLP is counsel for the underwriters in connection with this offering.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at June 30, 2004 and 2005, and for each of the three years in the period ended June 30, 2005, as set forth in their report included in this prospectus. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as expert in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the shares of stock we are offering by this prospectus. This prospectus, which is a part of the registration statement, does not include all of the information contained in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered by this prospectus, please see the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.
      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the Website of the SEC referred to above. We maintain a website on the worldwide web at cardica.com. The reference to our Web address does not constitute incorporation by reference of the information contained at such site.

Cardica, Inc.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Cardica, Inc.
      We have audited the accompanying balance sheets of Cardica, Inc. as of June 30, 2004 and 2005, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardica, Inc. at June 30, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Palo Alto, California
September 8, 2005
except for Note 13, as to which the date is
January 9, 2006

Cardica, Inc.
Balance Sheets
(in thousands, except share and per share data)

				Pro Forma
				Stockholders’
	June 30,			Equity at
			September 30,	September 30,
	2004	2005	2005	2005

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,225	$1,951	$1,103
Short-term investments	14,999	7,000	6,000
Accounts receivable	58	104	166
Accounts receivable from related party	131	5	3
Inventories	470	526	330
Stockholder note receivable	-	73	73
Interest receivable from stockholders	-	20	23
Prepaid expenses and other current assets	138	345	421

Total current assets	18,021	10,024	8,119
Property and equipment, net	1,615	1,611	1,422
Stockholder note receivable	73	-	-
Interest receivable from stockholders	12	1	-
Restricted cash	510	510	510

Total assets	$20,231	$12,146	$10,051

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$196	$244	$376
Accrued compensation	139	133	136
Other accrued liabilities	223	431	309
Accrued clinical trial fees	684	-	-
Deferred other income-related party	250	-	-
Current portion of leasehold improvement obligation	127	122	122
Deferred rent	-	62	80

Total current liabilities	1,619	992	1,023
Deferred rent	174	214	191
Notes payable to related party	10,250	10,250	10,250
Interest payable to related party	539	1,436	1,661
Subordinated convertible note	3,000	3,000	3,000
Leasehold improvement obligation	369	255	225
Other non-current liabilities	27	1	1

				Pro Forma
				Stockholders’
	June 30,			Equity at
			September 30,	September 30,
	2004	2005	2005	2005

			(unaudited)	(unaudited)
Commitments
Series A convertible preferred stock, $0.001 par value: 227,658 shares authorized, issued and outstanding at June 30, 2004, 2005 and September 30, 2005 (unaudited), aggregate liquidation preference of $683 at June 30, 2004, 2005 and September 30, 2005 (unaudited); no shares outstanding pro forma (unaudited)	$683	$683	$683	$—
Series B convertible preferred stock, $0.001 par value: 566,667 shares authorized; 528,602 shares issued and outstanding at June 30, 2004, 2005 and September 30, 2005 (unaudited), aggregate liquidation preference of $2,585 at June 30, 2004 and 2005 and September 30, 2005 (unaudited); no shares outstanding pro forma (unaudited)	2,585	2,585	2,585	—
Series C convertible preferred stock, $0.001 par value: 1,833,334 shares authorized; 1,566,311 shares issued and outstanding at June 30, 2004, 2005 and September 30, 2005 (unaudited) aggregate liquidation preference of $13,157 at June 30, 2004, 2005 and September 30, 2005 (unaudited); no shares outstanding pro forma (unaudited)	13,157	13,157	13,157	—
Series D convertible preferred stock, $0.001 par value; 2,166,667 shares authorized; 1,607,324 shares issued and outstanding at June 30, 2004, 2005 and September 30, 2005 (unaudited), aggregate liquidation preference of $18,613 at June 30, 2004, 2005 and September 30, 2005 (unaudited); no shares outstanding pro forma (unaudited)	18,613	18,613	18,613	—
Series E convertible preferred stock, $0.001 par value: 335,334 shares authorized; 329,433 shares issued and outstanding at June 30, 2004, 2005 and September 30, 2005 (unaudited), aggregate liquidation preference of $4,645 at June 30, 2004, 2005 and September 30, 2005 (unaudited); no shares outstanding pro forma (unaudited)	4,645	4,645	4,645	—

				Pro Forma
				Stockholders’
	June 30,			Equity at
			September 30,	September 30,
	2004	2005	2005	2005

			(unaudited)	(unaudited)
Stockholders’ deficit:
Common stock, $0.001 par value, 24,060,000 shares authorized, 1,739,989 1,748,960 and 1,752,903 shares issued and outstanding at June 30, 2004, 2005 and September 30, 2005 (unaudited), respectively, and 24,060,000 shares authorized, 6,012,231 shares outstanding pro forma (unaudited)	2	2	2	6
Additional paid-in capital	2,055	5,202	6,964	46,643
Deferred stock compensation	-	(431)	(1,442)	(1,442)
Notes receivable from stockholders	(428)	(449)	(454)	(454)
Accumulated deficit	(37,059)	(48,009)	(51,053)	(51,053)

Total stockholders’ deficit	(35,430)	(43,685)	(45,983)	$(6,300)

Total liabilities, convertible preferred stock and stockholders’ deficit	$20,231	$12,146	$10,051

See accompanying notes.

Cardica, Inc.
Statements of Operations
(in thousands, except per share data)

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Net revenue:
Product revenue, net	$-	$212	$719	$168	$161
Product revenue from related party, net	-	401	1,027	744	7
Development revenue from related party	-	223	310	265	-

Total net revenue	-	836	2,056	1,177	168
Operating costs and expenses:
Cost of product revenue (includes related party costs of $1,377, $1,180, $306 and $0 in fiscal 2004, fiscal 2005 and the three months ended September 30, 2004 and 2005, respectively)	-	2,105	2,478	636	627
Research and development	6,698	5,826	6,289	1,504	1,166
Selling, general and administrative	1,936	1,809	3,753	594	1,223

Total operating costs and expenses	8,634	9,740	12,520	2,734	3,016

Loss from operations	(8,634)	(8,904)	(10,464)	(1,557)	(2,848)
Interest income	294	209	305	69	72
Interest expense (includes related party interest expense of $539, $897, $226 and $226 in fiscal 2004, fiscal 2005 and the three months ended September 30, 2004 and 2005, respectively)	(885)	(2,001)	(1,048)	(264)	(264)
Other income (includes $250 from related party in fiscal 2005)	-	(14)	257	-	(4)

Net loss	$(9,225)	$(10,710)	$(10,950)	$(1,752)	$(3,044)

Basic and diluted net loss per share	$(7.84)	$(8.24)	$(7.82)	$(1.27)	$(2.13)

Shares used in computing basic and diluted net loss per share	1,176	1,299	1,401	1,384	1,430

Pro forma basic and diluted net loss per share (unaudited)			$(1.93)		$(0.54)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)			5,660		5,689

See accompanying notes.

Cardica, Inc.
Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share and per share data)

	Convertible						Notes
	Preferred Stock		Common Stock		Additional	Deferred	Receivable		Total
					Paid-In	Stock	from	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Stockholder	Deficit	Deficit

Balance at July 1, 2002	3,929,895	$35,038	1,418,661	$2	$457	$-	$(445)	$(17,124)	$(17,110)
Issuance of common stock at $0.30 to $2.25 per share upon exercise of employee stock options for cash	-	-	69,356	-	77	-	-	-	77
Issuance of common stock to employees at $2.25 per share upon early exercise of stock options for promissory note	-	-	16,666	-	2	-	(2)	-	-
Issuance of common stock to non- employees at $1.35 to $2.25 per share for services throughout 2003	-	-	52,142	-	90	-	-	-	90
Issuance of stock options to non-employees throughout 2003 for services	-	-	-	-	67	-	-	-	67
Warrants issued in October 2002 in conjunction with notes payable	-	-	-	-	685	-	-	-	685
Additional Series D convertible preferred stock issuance costs	-	-	-	-	(3)	-	-	-	(3)
Repayment of stockholder notes receivable for cash	-	-	-	-	-	-	67	-	67
Increase of stockholder notes receivable due to accrued interest which was converted into principal of notes	-	-	-	-	-	-	(40)	-	(40)
Stock-based compensation expense related to variable accounting of certain employee stock options	-	-	-	-	288	-	-	-	288
Net loss and comprehensive loss	-	-	-	-	-	-	-	(9,225)	(9,225)

Balance at June 30, 2003	3,929,895	35,038	1,556,825	2	1,663	-	(420)	(26,349)	(25,104)
Issuance of common stock at $0.30 to $2.25 per share upon exercise of employee stock options for cash	-	-	160,960	-	200	-	-	-	200
Issuance of common stock at $2.25 to $2.85 per share upon exercise of stock options for promissory notes	-	-	16,666	-	12	-	(12)	-	-
Issuance of common stock to non- employees at $2.25 and $2.85 per share for services throughout 2004	-	-	8,142	-	22	-	-	-	22
Issuance of stock options to non-employees through 2004 for services	-	-	-	-	127	-	-	-	127
Issuance of Series E convertible preferred stock at $14.10 per share to related party for cash in August 2003, including issuance costs of $50	283,688	4,000	-	-	(50)	-	-	-	(50)
Issuance of Series E convertible preferred stock at $14.10 per share for prepayment of interest due on notes payable	45,745	645	-	-	-	-	-	-	-
Repurchase of common stock at $1.35 per share in January 2004	-	-	(2,604)	-	(4)	-	4	-	-
Stock-based compensation expense related to variable accounting of certain employee stock options	-	-	-	-	85	-	-	-	85
Net loss and comprehensive loss	-	-	-	-	-	-	-	(10,710)	(10,710)

Balance at June 30, 2004	4,259,328	39,683	1,739,989	2	2,055	-	(428)	(37,059)	(35,430)
Issuance of common stock at $2.25 to $2.85 per share upon exercise of stock options for promissory notes	-	-	-	-	21	-	(21)	-	-
Issuance of common stock at $1.35 to $2.85 per share upon exercise of employee stock options for cash	-	-	8,971	-	14	-	-	-	14
Stock-based compensation expense related to variable accounting of certain employee stock options	-	-	-	-	2,009	-	-	-	2,009
Stock-based compensation expense related to modifications of certain employee stock options	-	-	-	-	590	-	-	-	590
Issuance of stock options to non- employees through 2005 for services	-	-	-	-	25	-	-	-	25
Early exercise of stock options no longer subject to repurchase	-	-	-	-	35	-	-	-	35
Deferred stock-based compensation	-	-	-	-	453	(453)	-	-	-
Amortization of deferred stock-based compensation	-	-	-	-	-	22	-	-	22
Net loss and comprehensive loss	-	-	-	-	-	-	-	(10,950)	(10,950)

Balance at June 30, 2005	4,259,328	$39,683	1,748,960	$2	$5,202	$(431)	$(449)	$(48,009)	$(43,685)

Issuance of common stock at $2.25 to $2.85 per share upon exercise of stock options for promissory note (unaudited)	-	-	-	-	5	-	(5)	-	-
Issuance of common stock at $1.35 to $2.85 per share upon exercise of employee stock options for cash (unaudited)	-	-	8,561	-	14	-	-	-	14
Repurchase of common stock at $1.35 per share in September 2005 (unaudited)	-	-	(4,618)	-	(6)	-	-	-	(6)
Stock-based compensation expense related to variable accounting of certain employee stock options (unaudited)	-	-		-	583	-	-	-	583
Early exercise of stock options no longer subject to repurchase	-	-		-	9	-	-	-	9
Issuance of stock options to non- employee through 2006 for services (unaudited)	-	-		-	38	-	-	-	38
Deferred stock-based compensation (unaudited)	-	-	-	-	1,119	(1,119)	-	-	-
Amortization of deferred stock-based compensation (unaudited)	-	-	-	-	-	108	-	-	108
Net loss and comprehensive loss (unaudited)	-	-	-	-	-	-	-	(3,044)	(3,044)

Balance at September 30, 2005 (unaudited)	4,259,328	$39,683	1,752,903	$2	$6,964	$(1,442)	$(454)	$(51,053)	$(45,983)

See accompanying notes.

Cardica, Inc.
Statements of Cash Flows
(in thousands)

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Operating activities:
Net loss	$(9,225)	$(10,710)	$(10,950)	$(1,752)	$(3,044)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	669	672	850	187	203
Amortization of debt discount	140	460	-	-	-
Loss on disposal of property and equipment	-	205	24	-	3
Amortization of deferred stock-based compensation expense	-	-	22	-	108
Stock-based compensation on grants of stock options to non-employees	68	127	25	(23)	38
Stock-based compensation related to issuance of common shares for consulting services rendered	90	22	-	-	-
Stock-based compensation on grants of stock options to employees	288	85	2,599	257	583
Conversion of interest to preferred stock on prepayment of note payable	-	645	-	-	-
Changes in assets and liabilities:
Accounts receivable	-	(58)	(46)	(4)	(62)
Accounts receivable from related party	-	(131)	126	(512)	2
Prepaid expenses and other current assets	(87)	42	(207)	8	(76)
Inventories	(160)	(310)	(56)	(6)	196
Interest receivable from stockholders	(3)	(9)	(9)	(2)	(2)
Other non-current assets	24	3	-	-	-
Restricted cash	(500)	72	-	-	-
Accounts payable and other accrued liabilities	(270)	258	(419)	321	19
Accrued compensation	44	5	(7)	(10)	3
Deferred rent	-	174	102	26	(5)
Deferred other income from related party	-	250	(250)	-	-
Leasehold improvement obligation	-	(117)	(118)	(26)	(30)
Interest payable to related party	-	539	897	226	226

Net cash used in operating activities	(8,922)	(7,776)	(7,417)	(1,310)	(1,838)
Investing activities:
Purchases of property and equipment	(757)	(914)	(882)	(313)	(21)
Leasehold improvement reimbursement by landlord	-	118	-	-	-
Proceeds from sale of equipment	-	-	12	-	3
Purchases of short-term investments	(16,250)	(3,089)	(13,076)	(4,401)	(1,000)
Proceeds from sales of short-term investments	4,850	2,090	21,075	5,000	2,000

Net cash (used in) provided by investing activities	(12,157)	(1,795)	7,129	286	982

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	(3)	3,950	-	-	-
Proceeds from issuance of common stock pursuant to the exercise of stock options for cash	42	198	14	6	14
Repurchase of common stock	-	-	-	-	(6)
Proceeds from repayment of stockholder notes receivable	67	-	-	-	-
Proceeds from early exercise of stock options	-	63	-	-	-
Issuance of stockholder promissory note	-	(73)	-	-	-
Proceeds from notes payable	5,500	-	-	-	-
Proceeds from notes payable from related party	-	10,250	-	-	-
Proceeds from subordinated convertible note	3,000	-	-	-	-
Repayment of principal on notes payable	(3,069)	(6,272)	-	-	-

Net cash provided by financing activities	5,537	8,116	14	6	8

Net decrease in cash and cash equivalents	(15,542)	(1,455)	(274)	(1,018)	(848)
Cash and cash equivalents at beginning of period	19,222	3,680	2,225	2,225	1,951

Cash and cash equivalents at end of period	$3,680	$2,225	$1,951	$1,207	$1,103

Supplemental disclosures of cash flow information:
Cash paid for interest	$745	$328	$150	$38	$38

Supplemental disclosure of non-cash activities:
Deferred stock-based compensation	$-	$-	$453	$70	$1,119

Issuance of warrants in conjunction with notes payable	$140	$-	$-	$-	$-

Note receivable from exercise of stock options	$37	$47	$-	$-	$-

Accrued interest converted to principal on modified notes	$40	$-	$-	$-	$-

Leasehold improvements paid for directly by landlord	$-	$422	$-	$-	$-

See accompanying notes.

Cardica, Inc.
Notes to Financial Statements
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)

Note 1.	Organization and Summary of Significant Accounting Policies
Organization
      Cardica, Inc. (the “Company”) was incorporated in the state of Delaware on October 15, 1997, as Vascular Innovations, Inc. On November 26, 2001, the Company changed its name to Cardica, Inc. The Company designs, manufactures and markets proprietary automated anastomotic systems used in surgical procedures. The Company’s first product, the PAS-Port system, received the CE Mark for sales in Europe in March 2003, and regulatory approval for sales in Japan in January 2004. The second product, the C-Port system, received the CE Mark for sales in Europe in April 2004 and 510(k) clearance in the United States in November 2005.
Need to Raise Additional Capital
      The Company has incurred significant net losses and negative cash flows from operations since its inception. At September 30, 2005, the Company had an accumulated deficit of $51.1 million. At September 30, 2005, management believed that currently available cash, cash equivalents and short-term investments together with existing financing agreements would provide sufficient funds to enable the Company to meet its obligations through at least July 1, 2006. Management plans to continue to finance the Company’s operations with a combination of equity issuances, debt arrangements and in the longer term, product sales and royalties. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.
Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles generally requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.
Reclassifications
      Certain amounts of revenue reported as an offset to research and development expense in the previous fiscal year have been reclassified to conform to the 2005 presentation. Certain balance sheet and cash flow amounts in prior fiscal years have been reclassified to conform to the 2005 presentation. Such reclassifications had no effect on previously reported results of operations, total assets or accumulated deficit.
Unaudited Interim Results
      The accompanying balance sheet as of September 30, 2005, the statements of operations and of cash flows for the three months ended September 30, 2004 and 2005 and the statement of stockholders’ equity (deficit) for the three months ended September 30, 2005 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position at September 30, 2005 and results of operations and cash flows for the three months ended September 30, 2004 and 2005. The financial data and other information disclosed in these notes to financial statements related to the three-month periods are unaudited. The results for the three months ended September 30, 2005 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2006 or for any other interim period or for any future year.

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
Unaudited Pro Forma Stockholders’ Equity
      The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. As of September 30, 2005, if the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B, Series C, Series D, and Series E convertible preferred stock outstanding at the time of the offering will convert into 4,259,328 shares of common stock, assuming a one-for-one conversion ratio. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.
Cash and Cash Equivalents
      The Company’s cash and cash equivalents are maintained in checking, money market and mutual fund investment accounts. For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities remaining on the date of purchase of three months or less to be cash equivalents. The carrying amount reported in the balance sheets approximates fair value.
Available-for-Sale Securities
      The Company has classified its investments in marketable securities as available-for-sale. Such investments are reported at market value, and unrealized gains and losses, if any, are excluded from earnings and are reported in other comprehensive income (loss) as a separate component of stockholders’ equity until realized. The cost of securities sold is based on the specific-identification method. Interest on securities classified as available-for-sale is included in interest income. The net realized gains and losses on sales of available-for-sale securities were not material in fiscal years 2003, 2004 and 2005 and the three month periods ended September 30, 2004 and 2005.
      There are no unrealized gains or losses on available-for-sale securities in the periods presented.
      Available-for-sale securities at June 30, 2004 and 2005 and September 30, 2005 consist primarily of auction rate securities. The underlying contractual maturities of the auction rate securities are greater than one year. Although maturities may extend beyond one year, it is management’s intent that these securities will be used for current operations, and therefore, are classified as short-term. The Company’s auction rate securities have settlement dates within at least 35 days from purchase date.
Restricted Cash
      Under a facility-operating lease for its facility in Redwood City, California, the Company is required to secure a letter of credit with a restricted cash balance with the Company’s bank. A certificate of deposit of $500,000 has been recorded as restricted cash in the accompanying balance sheets at June 30, 2004 and 2005 related to the letter of credit (see Note 5).
      A certificate of deposit of $10,000 has been recorded as restricted cash in the accompanying balance sheets at June 30, 2004 and 2005 related to the deposit on the company credit card.
Fair Value of Financial Instruments
      The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents and investments, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of the Company’s debt obligations approximates fair value.

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
Concentrations of Credit Risk and Certain Other Risks
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, available-for-sale securities and accounts receivable. The Company places its cash and cash equivalents and available-for-sale securities with high-credit quality financial institutions. The Company is exposed to credit risk in the event of default by the institutions holding the cash and cash equivalents, and available-for-sale securities to the extent of the amounts recorded on the balance sheet.
      The Company sells its products to hospitals in Europe and to distributors in Japan who in turn sells the product to hospitals. The Company does not require collateral to support credit sales. The Company has had no credit losses to date.
      One customer individually accounted for 86% of total revenue during the three month period ended September 30, 2004, and 68% of total accounts receivable as of September 30, 2004. One customer individually accounted for 90% of total revenue during the three month period ended September 30, 2005 and 89% of total accounts receivable as of September 30, 2005.
      Two customers individually accounted for 65% and 33% of total revenue during the fiscal year ended June 30, 2005, and 4% and 79% of total accounts receivable as of June 30, 2005.
      Two customers individually accounted for 75% and 25% of total revenue during the fiscal year ended June 30, 2004, and 69% and 29% of total accounts receivable as of June 30, 2004. The Company had no revenue prior to the fiscal year ended June 30, 2004.
      The Company depends upon a number of key suppliers, including single source suppliers, the loss of which would materially harm the Company’s business. Single source suppliers are relied upon for certain components and services used in manufacturing the products. The Company does not have long-term contracts with any of the suppliers; rather, purchase orders are submitted for each order. Because long-term contracts do not exist, none of the suppliers are required to provide the company any guaranteed minimum quantities.
Inventories
      Inventories are recorded at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. The Company periodically assesses the recoverability of all inventories, including raw materials, work-in-process and finished goods, to determine whether adjustments for impairment are required. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated realizable value based on assumptions about future demand and market conditions.
Property and Equipment
      Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which are generally three to five years for all property and equipment categories. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the statement of operations.
Impairment of Long-Lived Assets
      The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through September 30, 2005, there have been no indications of impairment, and the Company has recorded no such losses.
Revenue Recognition
      The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition”. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company generally uses contracts and customer purchase orders to determine the existence of an arrangement. The Company assesses whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable, the Company assesses a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If the Company determines that collection is not reasonably assured, the recognition of revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of payment. Customers have the right to return products that are defective. There are no other return rights. The Company includes shipping and handling costs in cost of product revenue.
      The Company entered into a Development and Supply Agreement with Guidant Corporation for the development and commercialization of an aortic cutter. The Company received advance payments which were classified as deferred revenues-related party on the balance sheet until such time that the Company commenced development activities under the agreement. The Company recognized revenues as determined by its performance under the agreement.
      Guidant terminated its distribution agreement with the Company for product sales of the PAS-Port and C-Port systems manufactured by the Company. The Company recognized as product sales related-party the difference between the minimum contractual purchases due from Guidant and actual purchases through the termination date.
Research and Development
      Research and development expenses consist of costs incurred for internally sponsored research and development, direct expenses, and research-related overhead expenses. Research and development costs are charged to research and development expense as incurred.
Clinical Trials
      The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines the estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.
Income Taxes
      The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Segments
      The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.
Net Loss per Common Share
      Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period less the weighted average unvested common shares subject to repurchase and without consideration for potential common shares. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period less the weighted average unvested common shares subject to repurchase and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, options and warrants to purchase stock are considered to be potential common shares and are only included in the calculation of diluted net loss per share when their effect is dilutive.
      The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of June 30, 2005 and September 30, 2005 or the date of issuance, if later (in thousands, except per share data).

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Historical
Numerator:
Net loss	$(9,225)	$(10,710)	$(10,950)	$(1,752)	$(3,044)

Denominator:
Weighted-average common shares outstanding	1,483	1,640	1,747	1,741	1,753
Less: Weighted-average unvested common shares subject to repurchase	(184)	(119)	(73)	(98)	(35)
Less: Vested common shares outstanding exercised with promissory notes subject to variable accounting	(123)	(222)	(273)	(259)	(288)

Denominator for basic and diluted net loss per share	1,176	1,299	1,401	1,384	1,430

Basic and diluted net loss per share	$(7.84)	$(8.24)	$(7.82)	$(1.27)	$(2.13)

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Pro forma
Numerator:
Net loss			$(10,950)		$(3,044)

Denominator:
Shares used above			1,401		1,430
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			4,259		4,259

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			5,660		5,689

Pro forma basic and diluted net loss per share (unaudited)			$(1.93)		$(0.54)

Outstanding securities not included in historical diluted net loss per share calculation
Convertible preferred stock	3,930	4,259	4,259	4,259	4,259
Options to purchase common stock	690	655	766	650	900
Vested common shares outstanding exercised with promissory notes subject to variable accounting	123	222	273	259	288
Warrants to purchase common stock and preferred stock	157	157	157	157	157

	4,900	5,293	5,455	5,325	5,604

Stock-Based Compensation
      The Company has elected to follow the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, in accounting for its employee stock options. Under APB 25, no compensation expense is recorded for stock option grants to employees with an exercise price equal to the estimated fair value of the underlying stock as determined by the Company’s Board of Directors at the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure.
      Options granted to non-employees, including lenders and consultants, are accounted for in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company applies the Black-Scholes method to determine the estimated fair value of such

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
awards, which are periodically remeasured as they vest. The resulting value is recognized as an expense over the period of services received or the term of the related financing.
      During the fiscal year ended June 30, 2005 and three month period ended September 30, 2005, certain stock options were granted with exercise prices that were below the estimated fair value of the common stock at the date of grant. In accordance with APB Opinion No. 25, a deferred stock-based compensation expense of $287,000 was recorded during the fiscal year ended June 30, 2005 and $1.1 million during the three month period ended September 30, 2005. The deferred stock compensation will be amortized over the related vesting terms of the options. The Company recorded a deferred stock-based compensation expense of $22,000 for the fiscal year ended June 30, 2005 and $108,000 for the three months ended September 30, 2005. The Company also records deferred stock compensation resulting from variable accounting for options exercises with non-recourse promissory notes. Deferred stock compensation related to these notes, representing compensation related to unvested options, was $166,000 as of June 30, 2005 and $202,000 as of September 30, 2005.
      The fair value of the common stock for options granted through September 30, 2005, was originally determined by the Company’s board of directors, with input from management. The Company did not obtain contemporaneous valuations by an unrelated valuation specialist. Subsequently, the Company reassessed the valuations of common stock relating to option grants during the fiscal year ended June 30, 2005 and for the three-month period ended September 30, 2005. The Company granted stock options with an exercise price of $2.85 during the fiscal year ended June 30, 2005 and for the three-month period ended September 30, 2005. In addition, the Company determined that the reassessed fair value of its common stock increased from $2.85 to $7.50 per share during the fiscal year ended June 30, 2005 and increased from $7.50 to $9.00 per share during for the three-month period ended September 30, 2005.
      As of September 30, 2005, the expected future amortization expense for deferred stock compensation during each of the following periods is as follows (in thousands):

Fiscal year ending June 30,
2006 (remaining)	$345
2007	389
2008	364
2009	320
2010	24

$1,442

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
      The following table illustrates the effect on the Company’s net loss if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share data):

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Net loss as reported	$(9,225)	$(10,710)	$(10,950)	$(1,752)	$(3,044)
Add: stock-based employee compensation expense included in net loss as reported	288	85	2,621	257	691
Less: total stock-based employee compensation determined under the fair-value method for all awards	(56)	(56)	(89)	(14)	(78)

Pro forma net loss	$(8,993)	$(10,681)	$(8,418)	(1,509)	(2,431)

Net loss per share:
Basic and diluted — as reported	$(7.84)	$(8.24)	$(7.82)	$(1.27)	$(2.13)

Basic and diluted — pro forma	$(7.65)	$(8.22)	$(6.00)	$(1.09)	$(1.70)

      The resulting effect on the net loss pursuant to SFAS 123 is not likely to be representative of the effects on net loss and loss per share pursuant to SFAS 123 in future years, since future years are likely to include additional grants.
      The fair value of these options was estimated at the date of grant using the minimum-value method with the following weighted-average assumptions:

				Three months
				ended
	Year ended June 30,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Risk-free interest rate	2.96%	2.86%	3.51%	3.21%	4.01%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Weighted-average expected life	4 years	4 years	4 years	4 years	4 years
Recent Accounting Pronouncements
      In March 2004, the EITF reached a consensus on EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF No. 03-1 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. In September 2004, the EITF delayed the effective date for the measurement and recognition guidance. We are in the process of evaluating the effect of adopting the measurement and recognition provisions of EITF No. 03-1.

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
      In December 2004, the FASB issued SFAS 123(R), which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Under SFAS 123(R), pro forma disclosure is no longer an alternative. The Company is required to apply the prospective transition method no later than July 1, 2007 or upon becoming a public company. The Company must continue to account for any equity awards outstanding at the required effective date using the accounting principles originally applied to those awards (e.g., the provisions of Opinion 25 and its related interpretative guidance). As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the Company’s first quarter of fiscal year 2006. The Company does not believe the adoption of SFAS No. 151 will have a material effect on its financial position, results of operations or cash flows.

Note 2.	Short-Term Investments
      Short-term investments consist of auction rate preferred securities and are summarized as follows (in thousands):

	June 30,
			September 30,
	2004	2005	2005

			(unaudited)
Fair market value	$14,999	$7,000	$6,000
Cost basis	14,999	7,000	6,000

Unrealized gain (loss)	$-	$-	$-

      Contractual maturities or settlement dates of securities at June 30, 2004 and 2005 and September 30, 2005 (unaudited) are within one year.

Note 3.	Inventories
      Inventories consisted of the following (in thousands):

	June 30,
			September 30,
	2004	2005	2005

			(unaudited)
Raw materials	$348	$280	$260
Work in progress	17	194	65
Finished goods	105	52	5

	$470	$526	$330

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)

Note 4.	Property and Equipment
      Property and equipment consisted of the following (in thousands):

	June 30,
			September 30,
	2004	2005	2005

			(unaudited)
Computer hardware and software	$362	$375	$377
Office furniture and equipment	144	154	154
Machinery and equipment	1,899	2,832	2,835
Leasehold improvements	461	461	461
Construction in process	174	11	11

	3,040	3,833	3,838
Less: accumulated depreciation and amortization	(1,425)	(2,222)	(2,416)

	$1,615	$1,611	$1,422

Note 5.	Leases and Commitments
      The Company entered into an agreement in April 2003 for office space under a non-cancelable operating lease through July 2008. The operating lease has a renewal option at the end of the lease for an additional three years. Pursuant to the terms of the operating lease agreement, the Company placed funds in the amount of $500,000 in a certificate of deposit account. The amount is restricted until the expiration of the lease agreement in July 2008 and is recorded as non-current restricted cash.
      Future minimum lease payments under the non-cancelable operating leases having initial terms in excess of one year as of June 30, 2005, are as follows (in thousands):

Operating
Leases

Fiscal Year ending June 30,
2006	$429
2007	461
2008	478
2009	40

Total minimum lease payments	$1,408

      Rent expense for the fiscal years ended June 30, 2003, 2004 and 2005 and the three months ended September 30, 2004 and 2005, was $320,000, $260,000, $249,000, $60,000 and $46,000, respectively. Deferred rent under the facility operating lease amounted to $174,000, $276,000 and $271,000 at June 30, 2004, 2005 and September 30, 2005, respectively.
Sponsored Research
      In August 1999, the Company entered into a Sponsored Research Agreement (“Research Agreement”) with an academic institution. The Research Agreement allows the academic institution to perform research for the Company on a best-efforts basis leading to the delivery of a final research report to the Company, with funds not expended under the agreement to be returned to the Company. The Research Agreement was amended in 2005

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
to increase the maximum obligation under the agreement to $1.2 million and extend the expiration date to December 31, 2006. The Company incurred expenses totaling $96,000, $130,000, $136,000, $52,000 and $26,000 in the fiscal years ended June 30, 2003, 2004 and 2005 and the three months ended September 30, 2004 and 2005, respectively. The Company had an accrued liability of $547,000 and a prepaid expense of $150,000 and $124,000 at June 30, 2004 and 2005 and September 30, 2005, respectively. The remaining obligation for services to be rendered through December 31, 2006, under the Research Agreement as of September 30, 2005, is approximately $158,000.

Note 6.	Related Party Transactions
Financing Activities
      In June 2002, the Company issued to Guidant Investment Corporation (“Guidant Investment”) a total of 863,557 shares of Series D convertible preferred stock at $11.58 per share resulting in cash proceeds of approximately $10.0 million to the Company.
      In August 2003, the Company issued to Guidant Investment a total of 283,688 shares of Series E convertible preferred stock at $14.10 per share resulting in cash proceeds of approximately $4.0 million to the Company.
Loan and Strategic Agreements
      In March 2000, the Company entered into, and in December 2002 amended, a Master Loan and Security Agreement with an affiliate of Western Technology Investment, of which the Company’s director, J. Michael Egan, is also a director. See Note 8 for more information on notes payable and warrants issued under the Master Loan and Security Agreement.
      In August 2003, the Company entered into a Loan Agreement with Guidant Investment. This agreement provided the Company with a five-year loan of $10.3 million. The Company borrowed $5.0 million in August 2003, and borrowed an additional $5.3 million in February 2004. As the note holder, Guidant Investment has a first priority security interest in all personal property and assets of the Company, including intellectual property. The Loan Agreement provides for principal and accrued interest payment at a loan maturity date of August 2008. The interest rate on the notes is 8.75% per annum, calculated on actual principal outstanding based on actual days elapsed. As of June 30, 2004, 2005 and September 30, 2005, the Company had accrued interest payable to related party of $539,000, $1.4 million and $1.7 million, respectively, on the accompanying balance sheet for this obligation.
      In August 2003, in connection with this loan, Guidant Investment was granted a right to negotiate exclusively for the acquisition of the Company, and the Company also agreed not to enter into any change of control transaction during the period between the signing of the strategic agreement and November 2004. The Company received a strategic agreement fee of $250,000 and recorded the amount in the accompanying balance sheet as of June 30, 2004 as deferred other income from a related party. The Company recorded the $250,000 as other income in the statement of operations during the fiscal year ended June 30, 2005 upon expiration of the strategic agreement in October 2004.
Development and Supply Agreement
      In December 2003, the Company entered into a Development and Supply Agreement with Guidant Corporation (“Guidant”) for the development and commercialization of an aortic cutter for Guidant, the Heartstring product. The agreement called for the Company to develop and manufacture aortic cutters. Future production of the aortic cutter has been outsourced by Guidant to a third-party manufacturer, and the Company will receive royalties quarterly for each unit sold in the future. As of June 30, 2005, no royalties have been

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
received under this agreement. In addition, the Company was entitled to receive payments of $488,000 for development activities pertaining to the development of the product. In June 2004, the agreement was amended to include further development efforts for incremental consideration of $45,000. The Company recognized development revenue of $223,000 and $310,000, for the fiscal years ended June 30, 2004 and 2005, respectively. The Company also recognized product revenue from the sale of aortic cutters to Guidant of $396,000 in the fiscal year ended June 30, 2005. No product revenue was recognized in fiscal 2004 for the aortic cutter.
Distribution Agreement Termination
      In September 2004, Guidant terminated its distribution agreement with the Company for product sales in Europe of the PAS-Port and C-Port systems. The agreement called for minimum purchases by Guidant and upon termination the Company recorded $510,000 in net product revenue in the year ended June 30, 2005 as the difference between the minimum contractual purchases due from Guidant and actual purchases through the termination date. Guidant paid the Company the $510,000 in October 2004. There are no additional payments due the Company related to the termination of the distribution agreement.

Note 7.	Subordinated Convertible Note
      In June 2003, the Company entered into a distribution agreement with Century Medical, Inc. (“CMI”). CMI issued a subordinated convertible note to the Company in the amount of $3.0 million. The subordinated convertible notes are convertible at the option of the holder into common stock at the price of the Company’s initial public offering at any time within 180 days after the initial public offering. The holder of the subordinated convertible notes has a continuing security interest in all of the Company’s personal property and assets, including intellectual property. Interest is compounded annually at 5% and is payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year. The principal of the note is due in June 2008. The Company made interest payments of $131,000 and $150,000 in the fiscal years ended June 30, 2004 and 2005, respectively. The interest payable at June 30, 2004 and 2005 and September 30, 2005 was $25,000.

Note 8.	Notes Payable
      In March 2000, the Company entered into, and in December 2002 amended, a Master Loan and Security Agreement with a financial institution. The amendment provided the Company with the ability to borrow up to a maximum of $5.0 million in working capital financing and $0.5 million in equipment financing under individual notes payable based upon the Company’s financing requirements. In conjunction with this agreement and amendment, the Company issued various warrants exercisable to purchase an aggregate of 124,369 shares of preferred stock of the Company, valued at $1.0 million to the lender. The value of the warrants was recorded as a discount of the debt.
      During fiscal year 2004, the Company paid in full the entire balance of all notes payable and the associated accrued interest earlier than the contractual maturity dates. As a result of paying the obligations in full early, the Company recorded a charge in the amount of $1.1 million consisting primarily of issuing to the debt holder a total of 45,745 shares of Series E preferred stock, valued at $14.10 per share, totaling $645,000 to pay for future interest that would have been due on the notes payable over the period from August 2003 to June 2005, and $460,000 related to the acceleration of the amortization of warrant expense originally recorded as a discount of the debt.

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
Note 9.         Stockholders’ (Deficit)
Convertible Preferred Stock
      The Company initially recorded the Series A, B, C, D and E convertible preferred stock (“preferred stock”) at their fair values on the dates of issuance. A redemption event will only occur upon the liquidation, winding up, change in control or sale of substantially all of the assets of the Company. As the redemption event is outside of the control of the Company, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made if it becomes probable that such redemption will occur.
      Each share of Series A, B, C, D and E convertible preferred stock (collectively, the “preferred stock”) is convertible, at the option of the holder, into shares of common stock. Conversion of the Preferred Stock is subject to a conversion rate determined by dividing the original issue price of the Preferred Stock by the conversion price in effect at the time of conversion. The initial conversion prices are equal to the original issue prices and are subject to adjustment as specified in the Articles of Incorporation. Conversion is automatic upon the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 which results in gross offering proceeds of not less than $25,000,000, or upon the approval of the holders of at least 50% of the outstanding shares of the Preferred Stock. The Preferred Stock has voting rights on an as-if-converted-to-common-stock basis. Series A, B, C, D and E preferred stockholders are entitled to noncumulative dividends if declared by the Board of Directors and in preference to common stock dividends. No dividends have been declared or paid by the Company through June 30, 2005.
      In the event of the liquidation, dissolution or sale of the Company, the Series A, B, C, D and E preferred stock are subject to liquidation preferences of $3.00, $4.89, $8.40, $11.58 and $14.10, respectively, per share plus all declared but unpaid dividends. After liquidation preference distributions to Series A, B, C, D and E preferred stockholders have been paid, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock.
      For as long as at least 1,500,000 shares of the Preferred Stock remain outstanding (subject to adjustment for any stock split, reverse stock split or similar transaction), the holders of the Preferred Stock, voting as a separate class, shall be entitled to elect two members of the Company’s Board of Directors. The holders of the Company’s common stock, voting as a separate class, shall be entitled to elect two members of the Company’s Board of Directors. The holders of common stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect all remaining members of the Board of Directors.
Notes Receivable from Stockholders
      From inception October 17, 1997, to June 30, 2002, the Company issued six promissory notes to three officers allowing them to exercise their stock options. These full-recourse notes, with aggregate principal of $444,000, had annual rates of interest between 6.6% and 8.15% and were repayable commencing August 2003. In August 2002, one of the notes was paid in cash to the Company by an officer and in April 2003, the note was reissued to the officer. In January 2003, the Company modified the terms of the remaining five notes by reducing the interest rate of each note to 1.58% and extending the repayment date to January 2006. Accrued interest of $40,000, as of the date of modification, was added into the new principal of the notes. The modification of the notes triggered variable accounting of the options exercised with the notes and resulted in

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
stock-based compensation expense of $288,000, $85,000, $2.0 million and $624,000, which the Company has charged to general and administrative and research and development expense in the accompanying statements of operations for fiscal years ended June 30, 2003, 2004, 2005 and for the three months ended September 30, 2005, respectively. As of June 30, 2005, $449,000 of notes receivable from stockholders remained outstanding. Interest receivable on all promissory notes of $12,000, $21,000 and $23,000, was recorded in the accompanying balance sheets as of June 30, 2004, 2005 and September 30, 2005, respectively. An additional stockholder note receivable of $73,000 is classified on the balance sheet as a current asset. The notes were repaid in October 2005 (See Note 13).
      In May 2003 and April 2004, the Company issued promissory notes to an officer allowing him to early exercise options to purchase a total of 33,333 shares of the Company’s common stock. These recourse notes, with principal of $37,000 and $47,000, bear interest at an annual rate of 1.58% and are repayable commencing May 2006 and April 2007, respectively. In accordance with the provision of EITF No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, the early exercises of these options are not treated as a substantive exercise for financial reporting purposes.
      The loans were made pursuant to recourse promissory notes that were secured by the underlying shares of common stock purchased with the proceeds of the loans. Because the Company has modified the loans or provided below-market interest rates on the loans and extended the repayment period, for accounting purposes the issuances of the shares that were purchased with the proceeds of the loans were deemed to be compensatory. Accordingly, the Company is required to record a non-cash compensation charge equal to the difference between the purchase price of the stock and the fair value of the stock securing all such notes in each reporting period during which the notes remain outstanding.
Shares Reserved
      Shares of common stock reserved for future issuance are as follows:

	June 30,	September 30,
	2005	2005

		(unaudited)
Stock options outstanding	766,251	900,088
Shares available for grant under stock option plan	244,771	106,990
Warrants for Series B preferred stock	12,270	12,270
Warrants for Series C preferred stock	52,082	52,082
Warrants for Series D preferred stock	60,017	60,017
Warrants for common stock	32,146	32,146
Conversion of convertible preferred stock	4,259,376	4,259,328

	5,426,913	5,422,921

Stock Options
      The 1997 Equity Incentive Plan (the “Plan”) was adopted in November 1997 and provides for the issuance of stock options. As of June 30, 2005, the Company had reserved an aggregate of 1,915,000 shares of common stock for issuance under the Plan.
      Stock options granted under the Plan may either be incentive stock options, nonstatutory stock options, stock bonuses or rights to acquire restricted stock. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees, directors or

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
consultants at exercise prices of no less than 85% of the fair value of the common stock on the date of grant, as determined by the Board of Directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options may be granted with vesting terms as determined by the Board of Directors. Except as noted above, options expire no more than 10 years after the date of grant, or earlier if employment is terminated.
      Common stock options may include a provision whereby the holder, while an employee, director or consultant, may elect at any time to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased are subject to repurchase by the Company at its option and at a price equal to the original purchase price of the stock. This right of repurchase will lapse with respect to the unvested shares, and each optionee shall vest in his or her option shares, as follows: a minimum of 25% of the option shares upon completion of one year of service measured from the vesting commencement date, and the balance of the option shares in a series of successive equal monthly installments upon the optionee’s completion of each of the next 36 months of service thereafter. In accordance with guidance in Issue 33b of EITF 00-23, the Company does not consider the stock issued upon exercise of an unvested stock option substantively exercised, and the cash paid for the exercise price is considered a deposit or a prepayment of the exercise price that is recognized by the Company as a liability. As the underlying shares vest, the deposit liability is reclassified as equity. At June 30, 2004, 2005 and September 30, 2005, respectively, 114,288, 46,143 and 30,351 shares of common stock were acquired through the early exercise of options, of which 59,472, 32,695 and 23,222 shares of common stock as of June 30, 2004, 2005 and September 30, 2005, respectively, are subject to the Company’s right of repurchase and are excluded from shareholders’ equity since these shares have not vested.
      Option activity under this Plan is as follows:

	Outstanding Options

	Shares		Weighted-Average
	Available for	Number	Exercise Price Per
	Grant	of Shares	Share

Balance at July 1, 2002	22,421	485,581	$1.23
Shares reserved	500,000	-	-
Options granted	(373,617)	373,617	2.25
Options exercised	-	(138,170)	1.47
Options canceled	31,085	(31,085)	1.44

Balance at June 30, 2003	179,889	689,943	1.68
Options granted	(218,467)	218,467	2.85
Options exercised	-	(185,775)	1.77
Options canceled	67,714	(67,714)	1.92
Unvested stock options canceled	2,604	-	-

Balance at June 30, 2004	31,740	654,921	2.01
Shares reserved	333,333	-	-
Options granted	(148,264)	148,264	2.85
Options exercised	-	(8,972)	1.62
Options canceled	27,962	(27,962)	2.19

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)

	Outstanding Options

	Shares		Weighted-Average
	Available for	Number	Exercise Price Per
	Grant	of Shares	Share

Balance at June 30, 2005	244,771	766,251	2.16

Options granted (unaudited)	(198,661)	198,661	2.85
Options exercised (unaudited)	-	(8,562)	1.65
Options cancelled (unaudited)	56,262	(56,262)	2.34
Unvested stock options cancelled (unaudited)	4,618	-	1.35

Balance at September 30, 2005 (unaudited)	106,990	900,088	$2.31

      The following table summarizes information about options outstanding, vested and exercisable at September 30, 2005 (unaudited):

		Weighted-
		Average
		Remaining	Number
	Number	Contractual	Vested and
Exercise Price	Outstanding	Life	Exercisable

$0.30	25,000	2.42	25,000
$0.75	7,000	3.53	7,000
$1.20	8,333	4.64	8,333
$1.35	190,500	5.82	186,554
$2.25	171,807	7.50	107,738
$2.85	497,448	9.25	100,072

	900,088		434,697

      The weighted-average estimated fair value of options granted to employees at fair value, under the minimum value method, during the fiscal years ended June 30, 2003, 2004 and 2005 was $0.24, $0.30 and $0.33, respectively. The weighted-average estimated fair value of options granted to employees at below fair value during the years ended June 30, 2003, 2004 and 2005 was none, none and $2.52, respectively. The weighted-average estimated fair value of options granted to employees at below fair value during the three months ended September 30, 2005 was $5.97.
      For all options granted in fiscal years 2003, 2004 and 2005 to consultants, the Black-Scholes option pricing method was applied using the following weighted-average assumptions for 2003, 2004 and 2005: volatility of 100%; a risk-free interest rate of 2.19%, 4.28% and 4.23%, respectively; a contractual option life of 8-10 years, 7-10 years and 6-10 years, respectively, and no dividend yield. The Company determined compensation expense related to these options for the fiscal years ended June 30, 2003, 2004 and 2005, and the three months ended September 30, 2005, to be $67,000, $127,000, $25,000 and $38,000, respectively, which has been reflected in the statements of operations. In accordance with SFAS 123 and EITF 96-18, options granted to consultants are periodically revalued as such stock options vest.
Deferred Stock-Based Compensation
      The fair value of the common stock for options granted through September 30, 2005, was originally estimated by the Company’s board of directors, with input from management. The Company did not obtain

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
contemporaneous valuations by an unrelated valuation specialist. Subsequently, the Company reassessed the valuations of common stock relating to option grants during the fiscal year ended June 30, 2005 and for the three-month period ended September 30, 2005. The Company granted stock options with an exercise price of $2.85 during the fiscal year ended June 30, 2005 and for the three-month period ended September 30, 2005. The Company determined that the fair value of its common stock increased from $2.85 to $7.50 per share during the fiscal year ended June 30, 2005 and increased from $7.50 to $9.00 per share during for the three-month period ended September 30, 2005.
      During the fiscal year ended June 30, 2005 and the three-month period ended September 30, 2005, the Company issued options to certain employees under the 1997 Plan with exercise prices below the estimated fair value of the Company’s common stock at the date of grant, determined with hindsight. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the estimated fair value of the Company’s stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the Company’s right to repurchase the stock lapses or the options vest, generally four years. During the fiscal year ended June 30, 2005 and the three month period ended September 30, 2005, the Company has recorded deferred stock-based compensation related to these options of approximately $287,000 and $1.1 million, respectively. Additionally, the Company has recorded deferred stock-based compensation of $166,000 for stockholder notes as of June 30, 2005 and $160,000 as of September 30, 2005, which are subject to variable accounting. The deferred stock compensation will be amortized over the related vesting terms of the options. The Company recorded deferred stock-based compensation expense of $22,000 and $108,000 for the fiscal year ended June 30, 2005 and the three months ended September 30, 2005, respectively.
Common Stock Subject to Repurchase
      In connection with the issuance of common stock to employees and the exercise of options pursuant to the Company’s 1997 Stock Option/ Stock Issuance Plan, employees entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares. With continuous employment with the company, the repurchase rights generally lapse at a rate of 25% at the end of the first year and at a rate of 1/36th of the remaining purchased shares for each continuous month of service thereafter. As of June 30, 2005 and September 30, 2005, a total of 37,806 and 24,794 shares, respectively, were subject to repurchase by the Company.
Warrants
      The following table summarizes all outstanding stock warrants as of September 30, 2005:

			Exercise Price
Warrant to Purchase:	Date Issued	Shares	Per Share	Expiration

Preferred Series B	March 2000	12,270	$4.89	March 2010
Preferred Series C	July 2001	52,082	8.40	July 2008
Common	June 2002	32,146	11.58	June 2009
Preferred Series D	December 2002	60,017	11.58	October 2010

Total		156,515

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)

Note 10.	Income Taxes
      There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	June 30,

	2004	2005

Net operating loss carry-forwards	$14,253	$17,149
Research credits	650	1,203
Capitalized research and development expenses	-	548
Other	791	559

Total deferred tax assets	15,694	19,459
Valuation allowance	(15,694)	(19,459)

Net deferred tax assets	$-	$-

      As of June 30, 2005, the Company had federal net operating loss carry-forwards of approximately $44.3 million. The Company also had federal and state research and development tax credit carry-forwards of approximately $0.7 million and $0.5 million respectively. The net operating loss and tax credit carry-forwards will expire at various dates beginning in 2013, if not utilized. As of June 30, 2005, the Company had a state net operating loss carry-forward of approximately $35.1 million, which expires beginning in 2008.
      Utilization of the net operating loss and tax credit carry-forwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if the Company experiences an “ownership change,” which may occur, for example, as a result of the Company’s initial public offering and other sales of the Company’s stock and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.
      As of June 30, 2004 and 2005, the Company had deferred tax assets of approximately $15.7 million and $19.5 million, respectively. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by approximately $4.6 million and $3.8 million during the years ended June 30, 2004 and 2005, respectively.

Note 11.	Employee Benefit Plan
      In January 2001, the Company adopted a 401(k) Profit Sharing Plan that allows voluntary contributions by eligible employees. Employees may elect to contribute up to the maximum allowed under the Internal Revenue Service regulations. The Company may make discretionary contributions as determined by the Board of Directors. No amount was contributed by the Company to the plan during the fiscal years ended June 30, 2003, 2004 and 2005 or three months ended September 30, 2005.

Note 12.	Indemnification
      From time to time, the Company enters into contracts that require the Company, upon the occurrence of certain contingencies, to indemnify parties against third-party claims. These contingent obligations primarily relate to (i) claims against the Company’s customers for violation of third-party intellectual property rights caused by the Company’s products; (ii) claims resulting from personal injury or property damage resulting from

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
the Company’s activities or products; (iii) claims by the Company’s office lessor arising out of the Company’s use of the premises; and (iv) agreements with the Company’s officers and directors under which the Company may be required to indemnify such persons for liabilities arising out of their activities on behalf of the Company. Because the obligated amounts for these types of agreements usually are not explicitly stated, the overall maximum amount of these obligations cannot be reasonably estimated. No liabilities have been recorded for these obligations on the Company’s balance sheets as of June 30, 2004, 2005 or September 30, 2005.

Note 13.	Subsequent Events
Initial Public Offering
      On September 20, 2005, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The registration statement was filed November 4, 2005. If the initial public offering is closed under the terms presently anticipated, all of the redeemable convertible preferred stock outstanding will automatically convert into shares of common stock.
2005 Equity Incentive Plan
      On October 13, 2005, the Board of Directors adopted, and on December 27, 2005 the stockholders approved, the 2005 Equity Incentive Plan (the “2005 Plan”). The 2005 Plan will become effective upon the completion of the Company’s initial public offering and provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, stock awards and cash awards to employees and consultants.
      A total of 400,000 shares of common stock have been authorized for issuance pursuant to the 2005 Plan, plus any shares which have been reserved but not issued under the 1997 Plan or issued and forfeited after the date of the initial public offering, plus any shares repurchased at or below the original purchase price and any options which expire or become unexercisable after the initial public offering, thereafter plus all shares of common stock restored by the Board of Directors pursuant to the provision of the 2005 Plan that permits options to be settled on a net appreciation basis.
Settlement of Stockholder Notes
      In October 2005, the Company entered into agreements with three of its directors, including its chief executive officer and the chairman of the board, pursuant to which these directors agreed to tender to the Company shares of common stock owned by the directors, valued at $9.00 per share, in full payment of the principal and interest due under the six promissory notes described in footnote 9.
Notice of Potential Patent Interference
      On October 28, 2005, the Company received a letter from Integrated Vascular Interventional Technologies, Inc. (“IVIT”) advising the Company of IVIT’s effort to provoke an interference in the U.S. Patent and Trademark Office between one of IVIT’s patent applications (serial no. 10/243,543) and a patent currently held by the Company (U.S. patent no. 6,391,038) relating to the Company’s C-Port® distal anastomosis system. The Company also learned that IVIT is attempting to provoke another interference in the U.S. Patent and Trademark Office between another of its U.S. patent applications (serial no. 10/706,245) and another of the Company’s issued patents (U.S. Patent No. 6,478,804). IVIT makes no specific demands in the letter, but alleges that it has

Cardica, Inc.
Notes to Financial Statements — (Continued)
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)
an indication of an allowed claim and that it expects to receive a declaration of interference regarding that claim. An interference is a proceeding within the U.S. Patent and Trademark Office to determine priority of invention of the subject matter of patent claims. The decision to declare an interference is solely within the power of the Board of Patent Appeals and Interferences of the U.S. Patent and Trademark Office, and can be made only after claims in a patent application are allowed by the examiner and a determination is made that interfering subject matter exists. As of this date, no claims have been allowed in either of IVIT’s patent applications.
      The Company believes that IVIT’s attempts to provoke an interference are unlikely to succeed and will vigorously defend its patents against such claims of interference, although there can be no assurance that the Company will succeed in doing so. The Company further believes that if IVIT’s patent claims are allowed in their present form, the Company’s products would not infringe such claims. There can be no assurance that IVIT’s patent claims, if allowed, will be in their present form, or that the Company’s products would not be found to infringe such claims or any other claims that are issued.
Reverse Stock Split
      On December 12, 2005 the Board of Directors approved, and on January 6, 2006 the stockholders approved, a one-for-three reverse split of the Company’s issued or outstanding shares of common stock and preferred stock and, on January 9, 2006 the Company filed an amended and restated certificate of incorporation effecting the reverse stock split. All issued or outstanding common stock, preferred stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split.
Agreement with Cook Incorporated
      On December 9, 2005, the Company and Cook Incorporated (“Cook”) signed a License, Development and Commercialization Agreement relating the Company’s X-Port vascular access closure device. The agreement gives Cook exclusive worldwide rights to manufacture and sell the X-Port, after certain development milestones are achieved by the Company. The Company will receive an initial payment of $500,000 if certain development milestones are achieved and up to a total of $1.5 million in future milestone payments if milestones relating to development are achieved and will receive royalties if Cook successfully commercializes the X-Port.

3,500,000 Shares
Cardica, Inc.
Common Stock

A.G. Edwards	Allen & Company LLC
Montgomery & Co., LLC
The date of this prospectus is                 , 2006
      Until                     , 2006, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Cardica in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid

SEC registration fee	$6,029
NASD filing fee	4,500
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	7,500
Printing and Engraving expenses	180,000
Legal fees and expenses	650,000
Accounting fees and expenses	700,000
Transfer Agent and Registrar fees	30,000
Miscellaneous	121,971

Total	1,800,000

*	To be completed by amendment

ITEM 14.	Indemnification of Directors and Officers.
      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s bylaws provide that (a) the registrant (i) is required to indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) is required to advance all expenses incurred by its directors and executive officers in connection with certain legal proceedings (subject to certain exceptions), (iv) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (v) may not retroactively amend the amended and restated bylaws provisions relating to indemnity and (b) the rights conferred in the amended and restated bylaws are not exclusive.
      The registrant has entered into an agreement with one of its directors that requires the registrant to indemnify such person against expenses, judgments, fines, settlements and other amounts that such person actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such party may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant. The indemnification agreement also sets forth procedures that will apply in the event of a claim for indemnification. The registrant is also obligated to advance expenses, subject to an undertaking to repay amounts advanced if such director is ultimately determined not to be entitled to indemnification. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
      The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement also provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), or otherwise.
      See also the undertakings set out in response to Item 17 herein.

ITEM 15.	Sales of Unregistered Securities.
      Since September 1, 2002, the registrant has issued and sold the unregistered securities described below. All shares of preferred stock referenced below will convert into 401,354 shares of common stock upon the completion of the offering described in this registration statement.
      (1) The registrant has issued an aggregate of 269,029 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $436,843 upon the exercise of stock options granted under its 1997 Equity Incentive Plan, 7,430 shares of which have been repurchased.
      (2) The registrant has granted stock options to employees, directors and consultants under its 1997 Equity Incentive Plan exercisable for an aggregate of 998,558 shares of common stock, of which options covering an aggregate of 195,255 shares terminated or expired, and an aggregate of 269,029 shares were issued upon the exercise of stock options, as set forth in (1) above.
      (3) In December 2002, the registrant issued a warrant to purchase 60,017 shares of Series D Preferred Stock to Venture Lending & Leasing III, LLC at $11.58 per share in connection with credit facility arrangements. As of the date hereof, the warrant has not been exercised.
      (4) In September 2002, the registrant issued 30,000 shares of its common stock to consultants in consideration of services rendered for an aggregate amount of $67,500 under its 1997 Equity Incentive Plan.
      (5) In January 2003, the registrant issued an aggregate of 14,000 shares of its common stock to consultants in consideration of services rendered for an aggregate amount of $31,500 under its 1997 Equity Incentive Plan.
      (6) In June 2003, the registrant issued an aggregate of 8,142 shares of its common stock to consultants in consideration of services rendered for an aggregate amount of $18,320 under its 1997 Equity Incentive Plan.
      (7) In June 2003, the registrant issued a warrant to purchase 11,904 shares of Series C Preferred Stock to Venture Lending & Leasing II, Inc. at $8.40 per share in connection with credit facility arrangements. As of the date hereof, the warrant has not been exercised.
      (8) In September 2003, the registrant issued an aggregate of 4,070 shares of its common stock to consultants in consideration of services rendered for an aggregate amount of $11,603.30 under its 1997 Equity Incentive Plan.
      (9) In August 2003, the registrant sold an aggregate of 329,433 shares of our Series E Preferred Stock, to three accredited investors at $14.10 per share, for an aggregate purchase price of $4,645,010 consisting of cash consideration of $4,000,001 and the $645,009 for the forgiveness of debt.
      (10) In December 2003, the registrant issued an aggregate of 4,070 shares of its common stock to consultants on consideration of services rendered for an aggregate amount of $11,603 under its 1997 Equity Incentive Plan.
      (11) In October 2005, the registrant issued an aggregate of 3,333 shares of its common stock to one of its directors, Richard Powers, in consideration of services rendered for an aggregate amount of $29,997 under its 1997 Equity Incentive Plan.
      The registrant claimed exemption from registration under the Securities Act for the sales and issuances in the transactions described in paragraphs (1), (2), (4), (5), (6), (10) and (11) above under Rule 701 promulgated under the Securities Act on the basis that these issuances were made pursuant to a written compensatory benefits plan, as provided by Rule 701.
      With respect to the grant of stock options described in paragraph (2) above, exemption from registration under the Securities Act was also claimed by the registrant to be unnecessary on the basis that none of such transactions involved a “sale” of a security as such term is used in Section 2(3) of the Securities Act.
      The sales and issuances of securities in the remaining transactions described in paragraphs (3), (7) and (9) of this Item 15 were deemed exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities in these transactions represented to the registrant that they were accredited investors as defined under the Securities Act, that they acquired the securities for investment purposes only and not with a view to the distribution thereof and as to its experience in business matters. Appropriate legends were affixed to the stock certificates issued in such transactions. The recipient acknowledged either that the recipient received adequate information about the registrant or had access, through business relationships, to such information.

ITEM 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits.

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.
3.2	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3	Bylaws of the Registrant as currently in effect.#
3.4	Bylaws of the Registrant to be effective upon closing of the offering.#
3.5	Specimen Common Stock certificate of the Registrant.*
4.1	Warrant dated March 17, 2000 exercisable for 36,810 shares of common stock (on a pre-split basis).#
4.2	Warrant dated July 5, 2001 exercisable for 31,251 shares of common stock (on a pre-split basis).#
4.3	Warrant dated July 5, 2001 exercisable for 124,999 shares of common stock (on a pre-split basis).#
4.4	Warrant dated June 13, 2002 exercisable for 96,439 shares of common stock (on a pre-split basis).#
4.5	Warrant dated October 31, 2002 exercisable for 180,052 shares of common stock (on a pre-split basis).#
5.1	Opinion of Cooley Godward LLP regarding legality.*
10.1	1997 Equity Incentive Plan and forms of related agreements and documents.#
10.2	2005 Equity Incentive Plan and forms of related agreements and documents.#
10.3	Amended and Restated Investor Rights Agreement, dated August 19, 2003, by and among the Registrant and certain stockholders.#
10.4	Benefit Agreement with Bernard Hausen, M.D., Ph.D.+*
10.5	Office Lease Agreement dated April 25, 2003, and First Amendment to Office Lease Agreement dated January 21, 2004.#
10.6	Distribution Agreement by and between Cardica, Inc. and Century Medical, Inc. dated June 16, 2003.†#
10.7	Subordinated Convertible Note Agreement with Century Medical, Inc. dated June 16, 2003, and Amendment No. 1 thereto, dated August 6, 2003.†#
10.8	Note issued pursuant to Subordinated Convertible Note Agreement with Century Medical, Inc.#
10.9	Agreement by and between the Company and the Guidant Investment Corporation, dated August 19, 2003.†#
10.10	Intellectual Property Security Agreement by the Company in favor of Guidant, dated August 19, 2003.†#
10.11	Notes issued pursuant to Omnibus Agreement.#
10.12	Allen & Company LLC letter of intent dated September 12, 2005.#
10.13	License, Development and Commercialization Agreement by and between Cardica, Inc. and Cook Incorporated, dated December 9, 2005.†#
21.1	Subsidiaries of Registrant.#
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley Godward LLP (See Exhibit 5.1).*
24.1	Power of Attorney (see page II-5).#

*	To be filed by amendment.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

+	Indicates management contract or compensatory plan.

#	Previously filed.

      (b) Financial Statement Schedules
      None.

ITEM 17.	Undertakings.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on the 13th day of January, 2006.

Cardica, Inc.

By:	*

Bernard A. Hausen, M.D., Ph.D.
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signature		Title	Date

* Bernard A. Hausen, M.D., Ph.D.		President, Chief Executive Officer and Director (Principal Executive Officer)	January 13, 2006

/s/ Robert Y. Newell Robert Y. Newell		Chief Financial Officer (Principal Financial and Accounting Officer)	January 13, 2006

* J. Michael Egan		Director	January 13, 2006

* Kevin Larkin		Director	January 13, 2006

* Richard P. Powers		Director	January 13, 2006

* Robert C. Robbins, M.D.		Director	January 13, 2006

* John Simon, Ph.D.		Director	January 13, 2006

* Stephen A. Yencho, Ph.D.		Director	January 13, 2006

* William H. Younger, Jr.		Director	January 13, 2006

* By	/s/ Robert Y. Newell Robert Y. Newell under power of attorney.

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.
3.2	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3	Bylaws of the Registrant as currently in effect.#
3.4	Bylaws of the Registrant to be effective upon closing of the offering.#
3.5	Specimen Common Stock certificate of the Registrant.*
4.1	Warrant dated March 17, 2000 exercisable for 36,810 shares of common stock (on a pre-split basis).#
4.2	Warrant dated July 5, 2001 exercisable for 31,251 shares of common stock (on a pre-split basis).#
4.3	Warrant dated July 5, 2001 exercisable for 124,999 shares of common stock (on a pre-split basis).#
4.4	Warrant dated June 13, 2002 exercisable for 96,439 shares of common stock (on a pre-split basis).#
4.5	Warrant dated October 31, 2002 exercisable for 180,052 shares of common stock (on a pre-split basis).#
5.1	Opinion of Cooley Godward LLP regarding legality.*
10.1	1997 Equity Incentive Plan and forms of related agreements and documents.#
10.2	2005 Equity Incentive Plan and forms of related agreements and documents.#
10.3	Amended and Restated Investor Rights Agreement, dated August 19, 2003, by and among the Registrant and certain stockholders.#
10.4	Benefit Agreement with Bernard Hausen, M.D., Ph.D.+*
10.5	Office Lease Agreement dated April 25, 2003, and First Amendment to Office Lease Agreement dated January 21, 2004.#
10.6	Distribution Agreement by and between Cardica, Inc. and Century Medical, Inc. dated June 16, 2003.†#
10.7	Subordinated Convertible Note Agreement with Century Medical, Inc. dated June 16, 2003, and Amendment No. 1 thereto, dated August 6, 2003.†#
10.8	Note issued pursuant to Subordinated Convertible Note Agreement with Century Medical, Inc.#
10.9	Agreement by and between the Company and the Guidant Investment Corporation, dated August 19, 2003.†#
10.10	Intellectual Property Security Agreement by the Company in favor of Guidant, dated August 19, 2003.†#
10.11	Notes issued pursuant to Omnibus Agreement.#
10.12	Allen & Company LLC letter of intent dated September 12, 2005.#
10.13	License, Development and Commercialization Agreement by and between Cardica, Inc. and Cook Incorporated, dated December 9, 2005.†#
21.1	Subsidiaries of Registrant.#
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley Godward LLP (See Exhibit 5.1).*
24.1	Power of Attorney (see page II-5).#

*	To be filed by amendment.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

+	Indicates management contract or compensatory plan.

#	Previously filed.